Exhibit 99.1

Report to Shareholders for the Second Quarter , 2022 www.cibc.com May 26, 2022
Report of the President and Chief Executive Officer
Overview of results
CIBC today announced its financial results for the second quarter ended April 30, 2022.
Second quarter highlights

	Q2/22	Q2/21	Q1/22	YoY Variance	QoQ Variance
Reported Net Income	$1,523 million	$1,651 million	$1,869 million	-8%	-19%
Adjusted Net Income (1)	$1,652 million	$1,666 million	$1,894 million	-1%	-13%
Adjusted pre-provision, pre-tax earnings (1)	$2,343 million	$2,196 million	$2,508 million	+7%	-7%
Reported Diluted Earnings Per Share (EPS) (2)	$1.62	$1.78	$2.01	-9%	-19%
Adjusted Diluted EPS (1)(2)	$1.77	$1.79	$2.04	-1%	-13%
Reported Return on Common Shareholders’ Equity (ROE) (3)	14.0%	17.1%	17.4%
Adjusted ROE (1)(3)	15.2%	17.3%	17.6%
Common Equity Tier 1 (CET1) Ratio (3)	11.7%	12.4%	12.2%
Results for the second quarter of 2022 were affected by the following items of note aggregating to a negative impact of $0.15 per share:
•
$106 million ($77 million
after-tax)
in acquisition and integration-related costs as well as purchase accounting adjustments and provision for credit losses for performing loans
(4)
associated with the acquisition of the Canadian Costco credit card portfolio;

•	$45 million ($33 million after-tax) increase in legal provisions; and
•	$24 million ($19 million after-tax) amortization of acquisition-related intangible assets.
Our CET1 ratio
(3)
was 11.7% at April 30, 2022, compared with 12.2% at the end of the prior quarter. CIBC’s leverage ratio
(3)
at April 30, 2022 was 4.2%.
CIBC announced an increase in its quarterly common share dividend from $0.805 per share to $0.830 per share for the quarter ending July 31, 2022.
We delivered well-diversified growth across our bank in the second quarter as we continued to invest to execute our client-focused strategy and further build on our momentum. Across our bank, we are committed to creating enduring value for all our stakeholders – clients, team members, communities and shareholders and we’re making clear progress on all fronts. We are continuing to: invest to enhance client experience and attract and deepen relationships; attract and retain top talent; generate high quality returns for our shareholders; and, create positive change for our communities. In this regard, as we continue to work closely with our clients and all stakeholders in the transition to a lower-carbon economy, in the quarter we furthered our commitment to enabling a more sustainable future by announcing interim targets for emissions reduction in our oil and gas portfolio. As we go forward, we’ll continue to take a purpose-led approach as we navigate the evolving operating environment.
Core business performance
Canadian Personal and Business Banking
reported net income of $496 million for the second quarter, down $107 million or 18% from the second quarter a year ago, primarily due to a higher provision for credit losses and higher expenses, partially offset by higher revenue. Adjusted pre-provision,
pre-tax
earnings
(1)
were $962 million, up $79 million from the second quarter a year ago, mainly due to higher revenue driven by volume growth, including the acquisition of the Canadian Costco credit card portfolio, and higher fee income, partially offset by higher expenses. Expenses were higher due to higher spending on strategic initiatives, including the Canadian Costco credit card portfolio, a favourable commodity tax adjustment in the prior year quarter and employee-related compensation.
Canadian Commercial Banking and Wealth Management
reported net income of $480 million for the second quarter, up $81 million or 20% from the second quarter a year ago, primarily due to higher revenue, partially offset by higher expenses and lower provision reversal. Adjusted pre-provision,
pre-tax
earnings
(
1)
were $648 million, up $121 million from the second quarter a year ago, primarily due to strong volume growth, higher fee revenue and higher product spreads in commercial banking, while wealth management revenue benefitted from growth in asset balances driven by market appreciation and net sales. Higher expenses were primarily driven by performance-based compensation reflecting favourable business results and higher spending on strategic initiatives.

(1)	This measure is a non-GAAP measure. For additional information, see the “Non-GAAP measures” section.
(2)	CIBC completed a two-for-one share split of CIBC common shares effective at the close of business on May 13, 2022. All per common share amounts in this CEO message reflect the Share Split.
(3)	For additional information on the composition of these specified financial measures, see the “Second quarter financial highlights” section.
(4)
Acquisition and integration costs are comprised of incremental costs incurred as part of planning for and executing the integration of the Canadian Costco credit card portfolio, including enabling franchising opportunities, the upgrade and conversion of systems and processes, project delivery and communication costs. Purchase accounting adjustments include the accretion of the acquisition date fair value discount on the acquired Canadian Costco credit card receivables. Provision for credit losses for performing loans associated with the acquisition of the Canadian Costco credit card portfolio include the stage 1 expected credit loss allowance established immediately after the acquisition date and the impact of the migration of stage 1 accounts to stage 2 during the second quarter of 2022.

U.S. Commercial Banking and Wealth Management
reported net income of $180 million (US$142 million) for the second quarter, down $36 million (down US$31 million) from the second quarter a year ago, primarily due to higher provision for credit losses and higher expenses, partially offset by higher revenue. Adjusted pre-provision, pre-tax earnings
(1)
were $288 million (US$228 million), up $9 million (up US$5 million) from the second quarter a year ago due to higher revenue, primarily driven by volume growth and higher fees, partially offset by higher employee-related and performance-based compensation and business development costs.
Capital Markets
reported net income of $540 million for the second quarter, up $45 million or 9% from the second quarter a year ago, primarily due to higher revenues, partially offset by higher expenses. Adjusted pre-provision, pre-tax earnings
(1)
were up $68 million or 10% from the second quarter a year ago, due to higher revenue from our global markets and direct financial services businesses, partially offset by lower revenue in corporate and investment banking, and higher expenses. Expenses were up due to continued higher spending on strategic initiatives and higher employee-related compensation.

(1)	This measure is a non-GAAP measure. For additional information, see the “Non-GAAP measures” section.
Making a difference in our communities
At CIBC, we believe there should be no limits to ambition. We invest our time and resources to remove barriers to ambitions and demonstrate that when we come together, positive change happens that helps our communities thrive. This quarter we:
•
Approved close to $3,000,000 in loans of the $13,000,000 we have committed over the next four years to the Black Entrepreneur Program launched in January 2022 to support those seeking help getting their business off the ground or bringing them to the next level.

•
Made a financial contribution of $500,000 to support humanitarian relief efforts in Ukraine and help Ukrainians seeking to resettle in Canada. Additionally, Team CIBC employees have personally donated more than $130,000 to-date to organizations providing humanitarian aid. CIBC continues to offer our Welcome to Canada package to Ukrainians as they look for temporary or permanent residency in Canada, as well as career opportunities, financial assistance and special banking offers. More information can be found on our resource webpage
.

•
Announced that the CIBC Foundation is now accepting applications for funding from charitable organizations. The CIBC Foundation aims to disperse 5 per cent of its total assets annually to advance social and economic equity by creating greater access to opportunities, including improving education and employment outcomes for underserved communities by focusing on financial education, reskilling, upskilling, and addressing the digital divide.

Victor G. Dodig
President and Chief Executive Officer

ii	CIBC SECOND QUARTER 2022

Enhanced Disclosure Task Force
The Enhanced Disclosure Task Force (EDTF), established by the Financial Stability Board, released its report “Enhancing the Risk Disclosures of Banks” in 2012, which included thirty-two
disclosure recommendations. The index below provides the listing of these disclosures, along with their locations. EDTF disclosures are located in our 2021 Annual Report, quarterly Report to Shareholders, and supplementary packages, which may be found on our website (www.cibc.com). No information on CIBC’s website, including the supplementary packages, should be considered incorporated herein by reference.

			Second quarter, 2022
Topics	Recommendations	Disclosures	Management’s discussion and analysis	Consolidated financial statements	Pillar 3 report and Supplementary regulatory capital disclosure	2021 Annual Report
			Page references
General	1	Index of risk information – current page

	2	Risk terminology and measures	48–51		69–71

	3	Top and emerging risks	26			50

	4	Key future regulatory ratio requirements	23, 38, 39	72	9, 16	36, 39, 74, 75, 172

Risk governance, risk management and business model	5	Risk management structure				44, 45
	6	Risk culture and appetite				43, 46, 47
	7	Risks arising from business activities	29			48, 53
	8	Bank-wide stress testing	32			32, 49, 57, 63 70, 72
Capital adequacy and risk-weighted assets	9	Minimum capital requirements	22	72		32, 172
	10	Components of capital and reconciliation to the consolidated regulatory balance sheet			8–11	36
	11	Regulatory capital flow statement			12	37
	12	Capital management and planning				39, 172
	13	Business activities and risk-weighted assets	29		4	38, 53
	14	Risk-weighted assets and capital requirements			4	34, 38
	15	Credit risk by major portfolios			27–36	56–60
	16	Risk-weighted assets flow statement			4, 5	38

	17	Back-testing of models			67, 68	48, 57, 68
Liquidity	18	Liquid assets	37			73
Funding	19	Encumbered assets	38			73

	20	Contractual maturities of assets, liabilities and off-balance sheet instruments	42			78

	21	Funding strategy and sources	41			76
Market risk	22	Reconciliation of trading and non-trading portfolios to the consolidated balance sheet	34			67

	23	Significant trading and non-trading market risk factors	35–36			67–71

	24	Model assumptions, limitations and validation procedures				67–71

	25	Stress testing and scenario analysis				32, 70
Credit risk	26	Analysis of credit risk exposures	30–33		6–7, 63–66	58–65, 145–152, 193

	27	Impaired loan and forbearance policies	30, 32			55, 63, 85, 124

	28	Reconciliation of impaired loans and the allowance for credit losses	32	65		63, 146

	29	Counterparty credit risk arising from derivatives	32		66, 35 (1)	55, 59, 162–163

	30	Credit risk mitigation	30		20, 51, 66	55, 162–163
Other risks	31	Other risks	43			79–82

	32	Discussion of publicly known risk events		74		79, 185
(1)	Included in our supplementary financial information package.

CIBC SECOND QUARTER 2022	iii

Management’s discussion and analysis

Management’s discussion and analysis (MD&A) is provided to enable readers to assess CIBC’s financial condition and results of operations as at and for the quarter and six months ended April 30, 2022 compared with corresponding periods. The MD&A should be read in conjunction with our 2021 Annual Report and the unaudited interim consolidated financial statements included in this report. Unless otherwise indicated, all financial information in this MD&A has been prepared in accordance with International Financial Reporting Standards (IFRS or GAAP) and all amounts are expressed in Canadian dollars (CAD). Certain disclosures in the MD&A have been shaded as they form an integral part of the interim consolidated financial statements. The MD&A is current as of May 25, 2022. Additional information relating to CIBC is available on SEDAR at www.sedar.com and on the United States (U.S.) Securities and Exchange Commission’s (SEC) website at www.sec.gov. No information on CIBC’s website (www.cibc.com) should be considered incorporated herein by reference. A glossary of terms used throughout this quarterly report can be found on pages 45 to 51.

Contents

2	Second quarter financial highlights

3	Financial performance overview
3	Economic outlook
3	Significant events
4	Financial results review
6	Review of quarterly financial information

8	Non-GAAP measures

14	Strategic business units overview
14	Canadian Personal and Business Banking
15	Canadian Commercial Banking and Wealth Management
16	U.S. Commercial Banking and Wealth Management
18	Capital Markets
19	Corporate and Other

21	Financial condition
21	Review of condensed consolidated balance sheet

22	Capital management
25	Off-balance sheet arrangements

26	Management of risk
26	Risk overview
26	Top and emerging risks
30	Credit risk
34	Market risk
37	Liquidity risk
43	Other risks

44	Accounting and control matters
44	Critical accounting policies and estimates
44	Accounting developments
44	Other regulatory developments
44	Controls and procedures
44	Related-party transactions

45	Glossary

A NOTE ABOUT FORWARD-LOOKING STATEMENTS:
From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this report, in other filings with Canadian securities regulators or the SEC and in other communications. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements made in the “Financial performance overview – Economic outlook”, “Financial performance overview – Significant events”, “Financial performance overview – Financial results review”, “Financial performance overview – Review of quarterly financial information”, “Financial condition – Capital management”, “Management of risk – Risk overview”, “Management of risk – Top and emerging risks”, “Management of risk – Credit risk”, “Management of risk – Market risk”, “Management of risk – Liquidity risk”, “Accounting and control matters – Critical accounting policies and estimates”, “Accounting and control matters – Accounting developments”, and “Accounting and control matters – Other regulatory developments” sections of this report and other statements about our operations, business lines, financial condition, risk management, priorities, targets and commitments (including with respect to net-zero
emissions), ongoing objectives, strategies, the regulatory environment in which we operate and outlook for calendar year 2022 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “forecast”, “target”, “objective” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions, including the economic assumptions set out in the “Financial performance overview – Economic outlook” section of this report, and are subject to inherent risks and uncertainties that may be general or specific. Given the continuing impact of the coronavirus
(COVID-19)
pandemic and the war in Ukraine on the global economy, financial markets, and our business, results of operations, reputation and financial condition, there is inherently more uncertainty associated with our assumptions as compared to prior periods. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: the occurrence, continuance or intensification of public health emergencies, such as the
COVID-19
pandemic, and any related government policies and actions; credit, market, liquidity, strategic, insurance, operational, reputation, conduct and legal, regulatory and environmental risk; currency value and interest rate fluctuations, including as a result of market and oil price volatility; the effectiveness and adequacy of our risk management and valuation models and processes; legislative or regulatory developments in the jurisdictions where we operate, including the Organisation for Economic
Co-operation
and Development Common Reporting Standard, and regulatory reforms in the United Kingdom and Europe, the Basel Committee on Banking Supervision’s global standards for capital and liquidity reform, and those relating to bank recapitalization legislation and the payments system in Canada; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions, and interest rate and liquidity regulatory guidance; the resolution of legal and regulatory proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments, including changes relating to economic or trade matters; the possible effect on our business of international conflicts, such as the war in Ukraine, and terrorism; natural disasters, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; potential disruptions to our information technology systems and services; increasing cyber security risks which may include theft or disclosure of assets, unauthorized access to sensitive information, or operational disruption; social media risk; losses incurred as a result of internal or external fraud; anti-money laundering; the accuracy and completeness of information provided to us concerning clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates or associates; intensifying competition from established competitors and new entrants in the financial services industry including through internet and mobile banking; technological change; global capital market activity; changes in monetary and economic policy; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations, including increasing Canadian household debt levels and global credit risks; climate change and other environmental and social risks; inflationary pressures; global supply-chain disruptions; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; our ability to successfully execute our strategies and complete and integrate acquisitions and joint ventures; the risk that expected benefits of an acquisition, merger or divestiture will not be realized within the expected time frame or at all; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. Any forward-looking statements contained in this report represent the views of management only as of the date hereof and are presented for the purpose of assisting our shareholders and financial analysts in understanding our financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statement that is contained in this report or in other communications except as required by law.

CIBC SECOND QUARTER 2022	1

Second quarter
financial highlights

		As at or for the three months ended			As at or for the six months ended
	Unaudited	2022 Apr. 30	2022 Jan. 31	2021 Apr. 30	2022 Apr. 30	2021 Apr. 30
	Financial results ($ millions)
	Net interest income	$3,088	$3,132	$2,747	$6,220	$5,586
	Non-interest income	2,288	2,366	2,185	4,654	4,309
	Total revenue	5,376	5,498	4,932	10,874	9,895
	Provision for credit losses	303	75	32	378	179
	Non-interest expenses	3,114	3,023	2,756	6,137	5,482
	Income before income taxes	1,959	2,400	2,144	4,359	4,234
	Income taxes	436	531	493	967	958
	Net income	$1,523	$1,869	$1,651	$3,392	$3,276
	Net income attributable to non-controlling interests	$5	$5	$4	$10	$8
	Preferred shareholders and other equity instrument holders	47	41	51	88	81
	Common shareholders	1,471	1,823	1,596	3,294	3,187
	Net income attributable to equity shareholders	$1,518	$1,864	$1,647	$3,382	$3,268
	Financial measures
	Reported efficiency ratio (1)	57.9%	55.0%	55.9%	56.4%	55.4%
	Reported operating leverage (1)	(4.0)%	(0.1)%	5.8%	(2.0)%	9.9%
	Loan loss ratio (2)	0.16%	0.11%	0.24%	0.13%	0.23%
	Reported return on common shareholders’ equity (1)	14.0%	17.4%	17.1%	15.7%	17.1%
	Net interest margin (1)	1.44%	1.43%	1.42%	1.43%	1.41%
	Net interest margin on average interest-earning assets (3)(4)	1.61%	1.60%	1.59%	1.60%	1.59%
	Return on average assets (4)(5)	0.71%	0.85%	0.85%	0.78%	0.83%
	Return on average interest-earning assets (3)(4)(5)	0.79%	0.95%	0.95%	0.87%	0.93%
	Reported effective tax rate	22.3%	22.1%	23.0%	22.2%	22.6%
Common share information
Per share ($) (6)	– basic earnings	$1.63	$2.02	$1.78	$3.65	$3.56
	– reported diluted earnings	1.62	2.01	1.78	3.64	3.55
	– dividends	0.805	0.805	0.730	1.610	1.460
	– book value (7)	48.09	47.43	43.35	48.09	43.35
Closing share price ($) (6)		71.01	79.81	63.89	71.01	63.89
Shares outstanding (thousands) (6)	– weighted-average basic	902,489	901,870	896,910	902,174	895,717
	– weighted-average diluted	905,739	905,032	898,690	905,380	897,241
	– end of period	903,155	901,923	898,186	903,155	898,186
	Market capitalization ($ millions)	$64,133	$71,982	$57,385	$64,133	$57,385
	Value measures
	Total shareholder return	(10.12)%	7.46%	18.62%	(3.42)%	31.80%
	Dividend yield (based on closing share price)	4.6%	4.0%	4.7%	4.6%	4.6%
	Reported dividend payout ratio (1)	49.4%	39.8%	41.0%	44.1%	41.0%
	Market value to book value ratio	1.48	1.68	1.47	1.48	1.47
	Selected financial measures – adjusted (8)
	Adjusted efficiency ratio (9)	55.8%	53.8%	54.9%	54.8%	54.4%
	Adjusted operating leverage (9)	(1.8)%	0.2%	4.4%	(0.8)%	3.1%
	Adjusted return on common shareholders’ equity	15.2%	17.6%	17.3%	16.4%	17.2%
	Adjusted effective tax rate	22.6%	22.1%	23.0%	22.4%	22.6%
	Adjusted diluted earnings per share (EPS) (6)	$1.77	$2.04	$1.79	$3.81	$3.59
	Adjusted dividend payout ratio	45.4%	39.3%	40.7%	42.1%	40.7%
	On- and off-balance sheet information ($ millions)
	Cash, deposits with banks and securities	$220,293	$222,353	$202,319	$220,293	$202,319
	Loans and acceptances, net of allowance for credit losses	502,430	483,387	432,120	502,430	432,120
	Total assets	894,148	861,664	782,878	894,148	782,878
	Deposits	665,487	649,708	576,563	665,487	576,563
	Common shareholders’ equity (1)	43,429	42,778	38,935	43,429	38,935
	Average assets (4)	881,909	870,553	795,373	876,137	797,698
	Average interest-earning assets (3)(4)	787,462	777,820	709,463	782,561	710,483
	Average common shareholders’ equity (1)(4)	43,155	41,610	38,189	42,370	37,619
	Assets under administration (AUA) (1)(10)(11)	2,918,191	3,009,559	2,783,059	2,918,191	2,783,059
	Assets under management (AUM) (1)(11)	302,258	317,380	293,488	302,258	293,488
	Balance sheet quality and liquidity measures (12)
	Risk-weighted assets (RWA) ($ millions)	$299,535	$284,226	$257,997	$299,535	$257,997
	Common Equity Tier 1 (CET1) ratio (13)	11.7%	12.2%	12.4%	11.7%	12.4%
	Tier 1 capital ratio (13)	13.2%	13.8%	13.9%	13.2%	13.9%
	Total capital ratio (13)	15.3%	15.7%	16.2%	15.3%	16.2%
	Leverage ratio	4.2%	4.3%	4.7%	4.2%	4.7%
	Liquidity coverage ratio (LCR)	125%	123%	134%	n/a	n/a
	Net stable funding ratio (NSFR)	117%	116%	118%	n/a	n/a
	Other information
	Full-time equivalent employees	47,814	46,030	44,066	47,814	44,066
(1)	For additional information on the composition, see the “Glossary” section.
(2)	The ratio is calculated as the provision for credit losses on impaired loans to average loans and acceptances, net of allowance for credit losses.
(3)
Average interest-earning assets include interest-bearing deposits with banks, interest-bearing demand deposits with Bank of Canada, securities, cash collateral on securities borrowed, securities purchased under resale agreements, loans net of allowance for credit losses, and certain sublease-related assets.

(4)	Average balances are calculated as a weighted average of daily closing balances.
(5)	Net income expressed as a percentage of average assets or average interest-earning assets.
(6)
On April 7, 2022, CIBC shareholders approved a
two-for-one
share split (Share Split) of CIBC’s issued and outstanding common shares. Each shareholder of record at the close of business on May 6, 2022 (Record Date) received one additional share on May 13, 2022 (Payment Date) for every one share held on the Record Date. All common share numbers and per common share amounts have been adjusted to reflect the Share Split as if it was retroactively applied to all periods presented.

(7)	Common shareholders’ equity divided by the number of common shares issued and outstanding at end of period.
(8)
Adjusted measures are
non-GAAP
measures. Adjusted measures are calculated in the same manner as reported measures, except that financial information included in the calculation of adjusted measures is adjusted to exclude the impact of items of note. For additional information and a reconciliation of reported results to adjusted results, see the
“Non-GAAP
measures” section.

(9)	Calculated on a taxable equivalent basis (TEB).
(10)
Includes the full contract amount of AUA or custody under a 50/50 joint venture between CIBC and The Bank of New York Mellon of $2,301.6 billion (January 31, 2022: $2,387.1 billion; April 30, 2021: $2,212.3 billion).

(11)	AUM amounts are included in the amounts reported under AUA.
(12)
RWA and our capital ratios are calculated pursuant to the Office of the Superintendent of Financial Institution’s (OSFI’s) Capital Adequacy Requirements (CAR) Guideline, the leverage ratio is calculated pursuant to OSFI’s Leverage Requirements Guideline, and LCR and NSFR are calculated pursuant to OSFI’s Liquidity Adequacy Requirements (LAR) Guideline, all of which are based on the Basel Committee on Banking Supervision (BCBS) standards. For additional information, see the “Capital management” and “Liquidity risk” sections.

(13)	Ratios reflect the expected credit loss (ECL) transitional arrangement announced by OSFI on March 27, 2020 in response to the onset of the COVID-19 pandemic.

2	CIBC SECOND QUARTER 2022

Financial performance overview
Economic outlook
Global economic activity remained healthy through the first months of 2022, but disruptions related to Omicron in some countries and the unfortunate emergence of the war in Ukraine added concerns over inflation. While COVID-19 waves are expected to persist over the forecast horizon, vaccines and the immunity from prior infections are reducing their lethality and economic impacts in most countries. However, the tight lockdowns being imposed to combat the spread of COVID-19 in China are prolonging the process of correcting the supply chain issues that developed early in the pandemic. The war in Ukraine has lifted prices for commodities, particularly energy and food, and has put pressure on central banks to respond with greater urgency relative to prior expectations in raising interest rates to cool inflationary pressures.
In Canada, a wave of COVID-19 didn’t prevent healthy growth in the first quarter that topped our expectations, but tighter monetary policy will likely provide enough of an offset over the balance of the year to leave our real gross domestic product (GDP) growth forecast at nearly 4% for calendar 2022. A further recovery in consumer services demand, as well as improvements in exports and capital spending as global supply chain pressures ease, will be the key drivers, with housing and consumer goods demand slowing. We expect that the unemployment rate will average just under 5.5% in calendar 2022, backing off its lows as the economic growth moderates in the face of higher interest rates. Federal government bond issuance will remain firm due to heavy refinancing needs. Although inflation is expected to ease later in the year on improved goods supplies, assuming lockdowns ease in China as noted above, we expect that the Bank of Canada will respond to a tight labour market by raising the overnight interest rate to 2.25% before the end of the calendar year. Market expectations for such hikes and reductions in bond holdings by North American central banks will put further upward pressure on term yields.
In the U.S., real GDP is expected to grow by nearly 3% in calendar 2022. Unemployment is expected to average near 3.5% in calendar 2022, keeping upward pressure on wage rates. Strong employment and improving business revenues will support lower insolvencies, offsetting higher interest rates. In response to an overshoot of its inflation target, the Federal Reserve is likely to increase the fed funds rate to just under 2.5% by the end of the calendar year, and let its holdings of bonds shrink with maturities.
The economic challenges from
COVID-19
have impacted all our strategic business units (SBUs), and while they are likely to still be present in the coming year, lower hospitalizations and fatalities, facilitated by higher vaccination rates and other potential treatments for
COVID-19,
will shape the environment ahead. From a credit perspective, the end of pandemic-period government support programs, higher interest rates and inflation will be more than offset by healthy employment and business volumes. Deposit growth will continue at moderate rates, having already adjusted to the deceleration in the flow of government support payments to households and businesses. The rising interest rate environment is expected to have a modestly positive impact on the net interest margins for all our SBUs.
For Canadian Personal and Business Banking, mortgage demand growth could decelerate over the balance of the fiscal year on softer home sales volumes and higher interest rates. We expect to see a modest acceleration in growth in non-mortgage
credit demand as a result of the continued easing of pandemic-related constraints on economic activity, which will support an increase in consumer spending. Further increases in consumer spending are expected to have a positive impact on retail transaction volumes. Continued demand for business lending products is anticipated as small businesses expand in response to the economic recovery.
Our Canadian and U.S. wealth management businesses are expected to benefit from the further economic recovery during the current fiscal year, but recent volatility in asset markets has prompted investors to seek greater diversification in their portfolios, and could put a damper on the growth prospects of this segment in the near term.
Our Capital Markets business is expected to benefit in this fiscal year from trading volumes driven by greater volatility as interest rates rise, from merger and acquisition activity as corporate consolidations continue, as well as from healthy bond issuance. Loan demand in our Canadian and U.S. commercial banking businesses is expected to continue to grow for the remainder of this fiscal year as improving economic conditions offset some of the impacts of higher rates.
The economic outlook described above reflects numerous assumptions regarding the economic impact of the
COVID-19
pandemic, the easing of supply chain and inflationary pressures, as well as the global economic risks emanating from the war in Ukraine. Expectations for the pandemic reflect currently available information and are subject to change as new information on epidemiology and government health measures becomes available. The war in Ukraine could escalate into a broader conflict or result in a deeper cut in food and energy output that would add to pressures on inflation and global growth. The measures taken by central banks to combat inflation could have a larger than expected impact on economic growth. As a result, actual experience may differ materially from expectations.
Our financial condition and our regulatory capital and liquidity positions continue to be strong. See “Capital management” and “Liquidity risk” for further details. The impact of the pandemic on our risk environment and the war in Ukraine are discussed in “Top and emerging risks”. Changes in the level of economic uncertainty continue to impact key accounting estimates and assumptions, particularly the estimation of ECLs. See “Accounting and control matters”, as well as Note 2 and Note 6 to our interim consolidated financial statements for further details.
Significant events
Sale of certain banking assets in the Caribbean
On October 12, 2021, FirstCaribbean International Bank Limited (CIBC FirstCaribbean) announced that it had entered into agreements to sell its banking assets in St. Vincent, Grenada, Dominica, St. Kitts and Aruba. The sale of banking assets in Aruba was completed on February 25, 2022 upon the satisfaction of the closing conditions. The impact upon closing was not material. The remaining transactions are subject to regulatory approvals and other closing conditions. The impacts upon closing are not expected to be material.
Acquisition of Canadian Costco credit card portfolio
On March 4, 2022, we completed the acquisition of the Canadian Costco credit card portfolio, which had an outstanding balance of $2.9 billion, for cash consideration of $3.1 billion. We have also entered into a long-term agreement under which we have become the exclusive issuer of Costco-branded Mastercard credit cards in Canada. The combined transaction was accounted for as an asset acquisition and included in our Canadian Personal and Business Banking SBU. For additional information, see Note 4 to our interim consolidated financial statements.

CIBC SECOND QUARTER 2022	3

Financial results review
Reported net income for the quarter was $1,523 million, compared with $1,651 million for the same quarter last year, and $1,869 million for the prior quarter.
Adjusted net income
(1)
for the quarter was $1,652 million, compared with $1,666 million for the same quarter last year, and $1,894 million for the prior quarter.
Reported diluted EPS
(2)
for the quarter was $1.62, compared with $1.78 for the same quarter last year, and $2.01 for the prior quarter.
Adjusted diluted EPS
(1)(2)
for the quarter was $1.77, compared with $1.79 for the same quarter last year, and $2.04 for the prior quarter.
In the current quarter, the following items of note increased revenue by $4 million, increased provision for credit losses by $94 million, increased non-interest
expenses by $85 million, decreased income taxes by $46 million and decreased net income by $129 million:
•
$106 million ($77 million after-tax) in acquisition and integration-related costs as well as purchase accounting adjustments and provision for credit losses for performing loans
(3)
associated with the acquisition of the Canadian Costco credit card portfolio (Canadian Personal and Business Banking);

•	$45 million ($33 million after-tax) increase in legal provisions (Corporate and Other); and
•
$24 million ($19 million after-tax) amortization of acquisition-related intangible assets ($4 million after-tax in Canadian Personal and Business Banking, $12 million after-tax in U.S. Commercial Banking and Wealth Management, and $3 million after-tax in Corporate and Other).

Net interest income
(4)
Net interest income was up $341 million or 12% from the same quarter last year, primarily due to volume growth across our businesses, partially offset by higher funding costs.
Net interest income was down $44 million or 1% from the prior quarter, primarily due to fewer days in the current quarter, lower trading income and higher funding costs, partially offset by volume growth across our businesses.
Net interest income for the six months ended April 30, 2022 was up $634 million or 11% from the same period in 2021, primarily due to volume growth across our businesses and higher trading income, partially offset by higher funding costs.
Non-interest
income
(4)
Non-interest
income was up $103 million or 5% from the same quarter last year, primarily due to higher trading income and higher fee-based revenue driven by higher average AUA and AUM reflecting market appreciation and net sales, partially offset by lower underwriting and advisory fees.
Non-interest income was down $78 million or 3% from the prior quarter, primarily due to lower card fees, lower credit fees and lower fee-based revenue driven by lower average AUA and AUM reflecting market depreciation.
Non-interest income for the six months ended April 30, 2022 was up $345 million or 8% from the same period in 2021, primarily due to higher fee-based
revenue driven by higher average AUA and AUM reflecting market appreciation and net sales over the same period last year, higher trading income and higher credit fees, partially offset by lower underwriting and advisory fees.

(1)	Adjusted measures are non-GAAP measures. For additional information, see the “Non-GAAP measures” section.
(2)
On April 7, 2022, CIBC shareholders approved a
two-for-one
share split (Share Split) of CIBC’s issued and outstanding common shares. Each shareholder of record at the close of business on May 6, 2022 (Record Date) received one additional share on May 13, 2022 (Payment Date) for every one share held on the Record Date. All common share numbers and per common share amounts have been adjusted to reflect the Share Split as if it was retroactively applied to all periods presented.

(3)
Acquisition and integration costs are comprised of incremental costs incurred as part of planning for and executing the integration of the Canadian Costco credit card portfolio, including enabling franchising opportunities, the upgrade and conversion of systems and processes, project delivery and communication costs. Purchase accounting adjustments include the accretion of the acquisition date fair value discount on the acquired Canadian Costco credit card receivables. Provision for credit losses for performing loans associated with the acquisition of the Canadian Costco credit card portfolio include the stage 1 ECL allowance established immediately after the acquisition date and the impact of the migration of stage 1 accounts to stage 2 during the second quarter of 2022.

(4)
Trading activities is based on the risk definition of trading for regulatory capital and trading market risk management purposes. Positions in a trading book are considered trading provided the book and positions continue to meet OSFI-defined trading book criteria set out in OSFI’s CAR Guideline. Trading activities and related risk management strategies can periodically shift trading income between net interest income and non-interest
income. Therefore, we view total trading income as the most appropriate measure of trading performance.

Provision for credit losses

	For the three months ended			For the six months ended
$ millions	2022 Apr. 30	2022 Jan. 31	2021 Apr. 30	2022 Apr. 30	2021 Apr. 30
Provision for (reversal of) credit losses – impaired
Canadian Personal and Business Banking	$141	$99	$206	$240	$315
Canadian Commercial Banking and Wealth Management	–	(1)	(8)	(1)	11
U.S. Commercial Banking and Wealth Management	34	30	23	64	71
Capital Markets	2	(13)	8	(11)	50
Corporate and Other	19	11	17	30	35
	196	126	246	322	482
Provision for (reversal of) credit losses – performing
Canadian Personal and Business Banking	132	(1)	(141)	131	(196)
Canadian Commercial Banking and Wealth Management	(4)	(3)	(10)	(7)	4
U.S. Commercial Banking and Wealth Management	21	(2)	(35)	19	(38)
Capital Markets	(16)	(25)	(19)	(41)	(56)
Corporate and Other	(26)	(20)	(9)	(46)	(17)
	107	(51)	(214)	56	(303)
	$303	$75	$32	$378	$179
Provision for credit losses was $303 million, up $271 million from the same quarter last year. The current quarter included a provision for credit losses on performing loans of $107 million, largely due to the $94 million increase from the acquisition of the Canadian Costco credit card portfolio, treated as an item of note, while the same quarter last year included a provision reversal of $214 million reflective of a favourable change in our economic outlook. Provision for credit losses on impaired loans was down $50 million, mainly attributable to Canadian Personal and Business Banking.
Provision for credit losses was up $228 million from the prior quarter. The current quarter included a provision for credit losses on performing loans of $107 million as indicated above, while the prior quarter included a provision reversal of $51 million reflective of a favourable change in our economic outlook. Provision for credit losses on impaired loans was up $70 million, due to higher net impairments across all SBUs.

4	CIBC SECOND QUARTER 2022

Provision for credit losses for the six months ended April 30, 2022, was up $199 million from the same period in 2021. The current period included a provision for credit losses on performing loans of $56 million, largely due to the acquisition of the Canadian Costco credit card portfolio net of the improvement in our economic outlook that occurred in the first quarter, while the same period last year included a provision reversal of $303 million reflective of a favourable change in our economic outlook. Provision for credit losses on impaired loans was down $160 million, due to lower net impairments across all SBUs.
Non-interest
expenses
Non-interest
expenses were up $358 million or 13% from the same quarter last year, primarily due to higher spending on strategic initiatives, including the Canadian Costco credit card portfolio, higher employee-related compensation and an increase in legal provisions, shown as an item of note. The prior year included a favourable commodity tax adjustment.
Non-interest
expenses were up $91 million or 3% from the prior quarter, primarily due to an increase in legal provisions, as noted above, and higher spending on strategic initiatives.
Non-interest
expenses for the six months ended April 30, 2022 were up $655 million or 12% from the same period in 2021, primarily due to higher spending on strategic initiatives, higher employee-related and performance-based compensation and an increase in legal provisions, as noted above.
Income taxes
Income tax expense was down $57 million or 12% from the same quarter last year, and down $95 million or 18% from the prior quarter, primarily due to lower income.
Income tax expense for the six months ended April 30, 2022 was up $9 million or 1% from the same period in 2021, primarily due to higher income.
In prior years, the Canada Revenue Agency (CRA) issued reassessments disallowing the deduction of Enron settlement payments and related legal expenses (the Enron expenses). In January 2019, CIBC entered into a settlement agreement (the Agreement) with the CRA that provides certainty with respect to the portion of the Enron expenses deductible in Canada. The Agreement resulted in the recognition of a net $38 million tax recovery in the first quarter of 2019. This recovery was determined after taking into account taxable refund interest in Canada and also the portion of the Enron expenses that are expected to be deductible in the United States (the U.S. deduction). The U.S. deduction has not been agreed to by the Internal Revenue Service. It is possible that adjustments may be required to the amount of tax benefits recognized in the U.S.
The CRA has reassessed CIBC for approximately $1,420 million of additional income tax by denying the tax deductibility of certain 2011 to 2016 Canadian corporate dividends on the basis that they were part of a “dividend rental arrangement”. The dividends that were subject to the reassessments are similar to those prospectively addressed by the rules in the 2015 and 2018 Canadian federal budgets. In August 2021, CIBC filed a Notice of Appeal with the Tax Court of Canada and the matter is now in litigation. In April 2022, the CRA proposed to reassess CIBC for approximately $182 million of additional income tax for the 2017 taxation year in respect of similar matters related to the deductibility of Canadian corporate dividends. It is possible that subsequent years may be reassessed for similar activities. CIBC is confident that its tax filing positions were appropriate and intends to defend itself vigorously. Accordingly, no amounts have been accrued in the interim consolidated financial statements.
In November 2021, the Tax Court of Canada ruled against CIBC on its 2007 foreign exchange capital loss reassessment (Decision). CIBC disagrees with the Decision and filed its Appeal in November 2021. CIBC remains confident that its tax filing position was appropriate. Accordingly, no amounts have been accrued in the interim consolidated financial statements. The exposure of additional tax and interest related to this and similar matters is approximately $300 million in addition to the potential inability to utilize approximately $500 million in unrecognized capital tax loss carryforwards.
On April 7, 2022, the Canadian Federal government announced budget proposals that included the introduction of a one-time 15% Canadian Recovery Dividend tax (CRD) on banks and life insurer groups, based on 2021 taxable income in excess of $1 billion. The CRD would be imposed for the 2022 taxation year and be payable over five years. The budget proposals also included a prospective 1.5% increase in the tax rate applied to taxable income in excess of $100 million earned by banks and insurers. Draft Legislation for the 2022 budget proposals has not yet been introduced. We will account for these budget proposals in future periods to the extent that they become substantively enacted, which is generally interpreted to occur at the point of a third reading in a Canadian Parliament held by a minority government, or the first reading in a Canadian Parliament held by a majority government.
Foreign exchange
The following table provides the estimated impact of U.S. dollar (USD) translation on key lines of our interim consolidated statement of income, as a result of changes in average exchange rates.

	For the three months ended			For the six months ended

$ millions, except per share amounts	Apr. 30, 2022 vs. Apr. 30, 2021	Apr. 30, 2022 vs. Jan. 31, 2022		Apr. 30, 2022 vs. Apr. 30, 2021
Estimated increase (decrease) in:
Total revenue	$14	$(4)		$2
Provision for (reversal of) credit losses	1	–		–
Non-interest expenses	6	(2)		1
Income taxes	1	–		–
Net income	6	(2)		1
Impact on EPS: (1)
Basic	$0.01	$–		$–
Diluted	0.01	–		–
Average USD appreciation (depreciation) relative to CAD	1.2%	(0.3	) %	0.1%
(1)
On April 7, 2022, CIBC shareholders approved a
two-for-one
share split (Share Split) of CIBC’s issued and outstanding common shares. Each shareholder of record at the close of business on May 6, 2022 (Record Date) received one additional share on May 13, 2022 (Payment Date) for every one share held on the Record Date. All common share numbers and per common share amounts have been adjusted to reflect the Share Split as if it was retroactively applied to all periods presented.

CIBC SECOND QUARTER 2022	5

Review of quarterly financial information

	$ millions, except per share amounts, for the three months ended		2022				2021		2020
		Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31
	Revenue
	Canadian Personal and Business Banking	$2,143	$2,183	$2,128	$2,056	$1,941	$2,025	$1,997	$1,910
	Canadian Commercial Banking and Wealth Management	1,303	1,297	1,240	1,207	1,135	1,088	1,028	1,013
	U.S. Commercial Banking and Wealth Management	591	609	562	539	532	561	519	512
	Capital Markets (1)	1,316	1,304	1,012	1,140	1,194	1,174	934	1,146
	Corporate and Other (1)	23	105	122	114	130	115	122	127
	Total revenue	$5,376	$5,498	$5,064	$5,056	$4,932	$4,963	$4,600	$4,708
	Net interest income	$3,088	$3,132	$2,980	$2,893	$2,747	$2,839	$2,792	$2,729
	Non-interest income	2,288	2,366	2,084	2,163	2,185	2,124	1,808	1,979
	Total revenue	5,376	5,498	5,064	5,056	4,932	4,963	4,600	4,708
	Provision for (reversal of) credit losses	303	75	78	(99)	32	147	291	525
	Non-interest expenses	3,114	3,023	3,135	2,918	2,756	2,726	2,891	2,702
	Income before income taxes	1,959	2,400	1,851	2,237	2,144	2,090	1,418	1,481
	Income taxes	436	531	411	507	493	465	402	309
	Net income	$1,523	$1,869	$1,440	$1,730	$1,651	$1,625	$1,016	$1,172
	Net income attributable to:
	Non-controlling interests	$5	$5	$4	$5	$4	$4	$1	$2
	Equity shareholders	1,518	1,864	1,436	1,725	1,647	1,621	1,015	1,170
EPS	– basic (2)	$1.63	$2.02	$1.54	$1.88	$1.78	$1.78	$1.10	$1.28
	– diluted (2)	1.62	2.01	1.54	1.88	1.78	1.78	1.10	1.28
(1)	Capital Markets revenue and income taxes are reported on a TEB with an equivalent offset in the revenue and income taxes of Corporate and Other.
(2)
On April 7, 2022, CIBC shareholders approved a
two-for-one
share split (Share Split) of CIBC’s issued and outstanding common shares. Each shareholder of record at the close of business on May 6, 2022 (Record Date) received one additional share on May 13, 2022 (Payment Date) for every one share held on the Record Date. All common share numbers and per common share amounts have been adjusted to reflect the Share Split as if it was retroactively applied to all periods presented.

Our quarterly results are modestly affected by seasonal factors. The second quarter has fewer days as compared with the other quarters, generally leading to lower earnings. The summer months (July – third quarter and August – fourth quarter) typically experience lower levels of market activity, which affects our brokerage, investment management, and Capital Markets activities.
Revenue
Revenue in our lending and deposit-taking businesses is generally driven by volume growth, fees related to client transaction activity and the interest rate environment. Our wealth management businesses are driven by net sales activity impacting AUA and AUM, the level of client investment activity and market conditions. Capital Markets revenue is also influenced, to a large extent, by market conditions affecting client trading and underwriting activity. The
COVID-19
pandemic and the lower interest rate environment continued to impact revenue for all our SBUs.
Canadian Personal and Business Banking revenue was negatively impacted earlier in the period by the lower interest rate environment and lower client transaction activity as a result of the
COVID-19
pandemic, partially offset by volume growth. In recent quarters, revenue has benefitted from an improvement in client activity and continued volume growth.
Canadian Commercial Banking and Wealth Management has benefitted from commercial banking loan and deposit growth as well as from strong markets. In Commercial Banking, loan growth has accelerated throughout fiscal 2021 and into fiscal 2022 based on strong client demand. The benefit from loan and deposit growth has been partially offset by the lower interest rate environment, which is showing signs of reversing in the current quarter. In Wealth Management, AUA and AUM growth has been driven by strong market performance and record investment sales, although these factors have been muted lately due to market volatility experienced in the first half of fiscal 2022.
U.S. Commercial Banking and Wealth Management has benefitted from strategic client acquisitions that are driving increased loans, deposits, AUM, and fee income. Loan growth has also accelerated due to the economic recovery. Wealth management AUA and AUM growth has been driven by market appreciation in 2021 and strong sales momentum despite recent market volatility.
Capital Markets had lower trading revenue in the fourth quarter of 2020, and the fourth quarter of 2021, while the second and third quarters of 2021 included increased revenue from underwriting and advisory activities. The first and second quarters of 2022 had higher trading revenue.
Corporate and Other included the impact of an increase in funding costs from the third quarter of 2020 to the second quarter of 2021 from the excess liquidity that had built up during the early stages of the pandemic, as well as an increase in funding costs in the second quarter of 2022 from an increase in credit spreads. The interest rate environment and narrower margins have negatively impacted revenue in international banking.
Provision for credit losses
Provision for credit losses is dependent upon the credit cycle in general, on the credit performance of the loan portfolios, and changes in our economic outlook. As a result of the impact of the
COVID-19
pandemic beginning in the second quarter of 2020, some portions of our loan portfolios were negatively impacted by the decline in economic activity associated with restrictive public health measures, mitigated to a large extent by large-scale government support and relief programs targeting both individuals and businesses. Although public health measures in most jurisdictions have eased in response to increasing vaccination rates, and economic recovery is well underway, we continue to operate in an uncertain macroeconomic environment due to inflationary concerns and supply chain disruptions related to the war in Ukraine and the measures imposed in some countries to combat the spread of COVID-19. There is considerable judgment involved in the estimation of credit losses in the current environment.
The significant increase in provision for credit losses on performing loans in 2020 reflects the early stages of the
COVID-19
pandemic, which impacted all our SBUs, as well as continued pressure on oil prices. All four quarters of 2021 and the first quarter of 2022 reflect a moderate improvement in economic conditions as well as our economic outlook. With a faster than expected pace of interest rate increases, along with rising inflation, continued supply chain disruption and the increase in global geo-political concerns, our provision for credit losses on performing loans increased in the second quarter of 2022.

6	CIBC SECOND QUARTER 2022

In Canadian Personal and Business Banking, the third and fourth quarters of 2020, the first, third and the fourth quarters of 2021 and the first and second quarters of 2022 included lower insolvencies and write-offs in credit cards relative to pre-pandemic levels. The decrease in insolvencies was in line with the national Canadian trend. The low level of write-offs was impacted by the assistance offered to clients from our payment deferral programs, lower client spending as well as government support. The second quarter of 2021 included higher write-offs in credit cards, mainly attributable to a relatively small segment of client balances that were previously in the payment deferral programs, that continued to underperform and eventually were written off after exiting the programs.
In Canadian Commercial Banking and Wealth Management, the first, third and fourth quarters of 2020 included provisions on one fraud-related impairment.
In U.S. Commercial Banking and Wealth Management, the third and fourth quarters of 2020, the first quarter of 2021 and the first and second quarters of 2022 included higher provisions on impaired loans.
In Capital Markets, the third quarter of 2020 included higher provisions on impaired loans in the oil and gas sector.
In Corporate and Other, the third quarter of 2021 included higher provisions on impaired loans in CIBC FirstCaribbean.
Non-interest
expenses
Non-interest
expenses have fluctuated over the period largely due to changes in employee compensation expenses, investments in strategic initiatives and movement in foreign exchange rates. The fourth quarter of 2020 included a goodwill impairment charge related to our controlling interest in CIBC FirstCaribbean. The third quarter of 2020, the third quarter and fourth quarter of 2021, and the second quarter of 2022 included increases in legal provisions in Corporate and Other, all shown as items of note. The fourth quarter of 2020 and the fourth quarter of 2021 included charges related to the consolidation of our real estate portfolio as a result of our move to our new global headquarters. The fourth quarter of 2020 included a gain as a result of plan amendments related to pension and other post-employment plans.
Income taxes
Income taxes vary with changes in income subject to tax, and the jurisdictions in which the income is earned. Taxes can also be affected by the impact of significant items and the level of tax-exempt
income.

CIBC SECOND QUARTER 2022	7

Non-GAAP
measures
We use a number of financial measures to assess the performance of our business lines as described below. Some measures are calculated in accordance with GAAP (IFRS), while other measures do not have a standardized meaning under GAAP, and accordingly, these measures may not be comparable to similar measures used by other companies. Investors may find these non-GAAP
measures, which include
non-GAAP
financial measures and
non-GAAP
ratios as defined in National Instrument
52-112
“Non-GAAP
and Other Financial Measures Disclosure”, useful in understanding how management views underlying business performance.
Adjusted measures
Management assesses results on a reported and adjusted basis and considers both as useful measures of performance. Adjusted measures, which include adjusted total revenue, adjusted provision for credit losses, adjusted non-interest
expenses, adjusted income before income taxes, adjusted income taxes and adjusted net income, in addition to the adjusted measures noted below, remove items of note from reported results to calculate our adjusted results. Items of note include the amortization of intangible assets, and certain items of significance that arise from time to time which management believes are not reflective of underlying business performance. We believe that adjusted measures provide the reader with a better understanding of how management assesses underlying business performance and facilitates a more informed analysis of trends. While we believe that adjusted measures may facilitate comparisons between our results and those of some of our Canadian peer banks, which make similar adjustments in their public disclosure, it should be noted that there is no standardized meaning for adjusted measures under GAAP.
We also adjust our results to gross up
tax-exempt
revenue on certain securities to a TEB, being the amount of fully taxable revenue, which, were it to have incurred tax at the statutory income tax rate, would yield the same after-tax
revenue. See the “Strategic business units overview” section and Note 31 to our consolidated financial statements included in our 2021 Annual Report for further details.
Adjusted diluted EPS
We adjust our reported diluted EPS to remove the impact of items of note, net of income taxes, to calculate the adjusted EPS.
Adjusted efficiency ratio
We adjust our reported revenue and
non-interest
expenses to remove the impact of items of note and gross up
tax-exempt
revenue to bring it to a TEB, to calculate the adjusted efficiency ratio.
Adjusted operating leverage
We adjust our reported revenue and
non-interest
expenses to remove the impact of items of note and gross up
tax-exempt
revenue to bring it to a TEB, to calculate the adjusted operating leverage.
Adjusted dividend payout ratio
We adjust our reported net income attributable to common shareholders to remove the impact of items of note, net of income taxes, to calculate the adjusted dividend payout ratio.
Adjusted return on common shareholders’ equity
We adjust our reported net income attributable to common shareholders to remove the impact of items of note, net of income taxes, to calculate the adjusted return on common shareholders’ equity.
Adjusted effective tax rate
We adjust our reported income before income taxes and reported income taxes to remove the impact of items of note, to calculate the adjusted effective tax rate.
Pre-provision,
pre-tax
earnings
Pre-provision,
pre-tax
earnings is calculated as revenue net of
non-interest
expenses, and provides the reader with an assessment of our ability to generate earnings to cover credit losses through the credit cycle, as well as an additional basis for comparing underlying business performance between periods by excluding the impact of provision for credit losses, which involves the application of judgments and estimates related to matters that are uncertain and can vary significantly between periods. We adjust our pre-provision,
pre-tax
earnings to remove the impact of items of note to calculate the adjusted pre-provision,
pre-tax
earnings. As discussed above, we believe that adjusted measures provide the reader with a better understanding of how management assesses underlying business performance and facilitates a more informed analysis of trends.
Allocated common equity
Common equity is allocated to the SBUs based on the estimated amount of regulatory capital required to support their businesses (as determined for the consolidated bank pursuant to OSFI’s regulatory capital requirements and internal targets). Unallocated common equity is reported in Corporate and Other. Allocating capital on this basis provides a consistent framework to evaluate the returns of each SBU commensurate with the risk assumed. In the first quarter of 2022, we increased the common equity allocated to our SBUs to 11% of CET1 capital requirements for each SBU, reflecting an increase from 10% in 2021. For additional information, see the “Risks arising from business activities” section.
Segmented return on equity
We use return on equity on a segmented basis as one of the measures for performance evaluation and resource allocation decisions. While return on equity for total CIBC provides a measure of return on common equity, return on equity on a segmented basis provides a similar metric based on allocated common equity to our SBUs. As a result, segmented return on equity is a non-GAAP
ratio. Segmented return on equity is calculated as net income attributable to common shareholders for each SBU expressed as a percentage of average allocated common equity, which is the average of monthly allocated common equity during the period. In the first quarter of 2022, we increased the common equity allocated to our SBUs, as noted above.

8	CIBC SECOND QUARTER 2022

The following table provides a reconciliation of GAAP (reported) results to non-GAAP
(adjusted) results on a segmented basis.

$ millions, for the three months ended April 30, 2022	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$2,143	$1,303	$591	$1,316	$23	$5,376	$467
Provision for (reversal of) credit losses	273	(4)	55	(14)	(7)	303	43
Non-interest expenses	1,197	655	320	592	350	3,114	253
Income (loss) before income taxes	673	652	216	738	(320)	1,959	171
Income taxes	177	172	36	198	(147)	436	29
Net income (loss)	496	480	180	540	(173)	1,523	142
Net income attributable to non-controlling interests	–	–	–	–	5	5	–
Net income (loss) attributable to equity shareholders	496	480	180	540	(178)	1,518	142
Diluted EPS ($) (1)						$1.62
Impact of items of note (2)
Revenue
Acquisition and integration-related costs as well as purchase accounting adjustments and provision for credit losses for performing loans (3)	$(4)	$–	$–	$–	$–	$(4)	$–
Impact of items of note on revenue	(4)	–	–	–	–	(4)	–
Provision for (reversal of) credit losses
Acquisition and integration-related costs as well as purchase accounting adjustments and provision for credit losses for performing loans (3)	$(94)	$–	$–	$–	$–	$(94)	$–
Impact of items of note on provision for (reversal of) credit losses	(94)	–	–	–	–	(94)	–
Non-interest expenses
Amortization of acquisition-related intangible assets	$(4)	$–	$(17)	$–	$(3)	$(24)	$(14)
Acquisition and integration-related costs as well as purchase accounting adjustments and provision for credit losses for performing loans (3)	(16)	–	–	–	–	(16)	–
Increase in legal provisions	–	–	–	–	(45)	(45)	–
Impact of items of note on non-interest expenses	(20)	–	(17)	–	(48)	(85)	(14)
Total pre-tax impact of items of note on net income	110	–	17	–	48	175	14
Income taxes
Amortization of acquisition-related intangible assets	–	–	5	–	–	5	4
Acquisition and integration-related costs as well as purchase accounting adjustments and provision for credit losses for performing loans (3)	29	–	–	–	–	29	–
Increase in legal provisions	–	–	–	–	12	12	–
Impact of items of note on income taxes	29	–	5	–	12	46	4
Total after-tax impact of items of note on net income	81	–	12	–	36	129	10
Impact of items of note on diluted EPS ($) (1)						$0.15
Operating results – adjusted (4)
Total revenue – adjusted (5)	$2,139	$1,303	$591	$1,316	$23	$5,372	$467
Provision for (reversal of) credit losses – adjusted	179	(4)	55	(14)	(7)	209	43
Non-interest expenses – adjusted	1,177	655	303	592	302	3,029	239
Income (loss) before income taxes – adjusted	783	652	233	738	(272)	2,134	185
Income taxes – adjusted	206	172	41	198	(135)	482	33
Net income (loss) – adjusted	577	480	192	540	(137)	1,652	152
Net income attributable to non-controlling interests – adjusted	–	–	–	–	5	5	–
Net income (loss) attributable to equity shareholders – adjusted	577	480	192	540	(142)	1,647	152

Adjusted diluted EPS ($) (1)						$1.77
(1)
On April 7, 2022, CIBC shareholders approved a
two-for-one
share split (Share Split) of CIBC’s issued and outstanding common shares. Each shareholder of record at the close of business on May 6, 2022 (Record Date) received one additional share on May 13, 2022 (Payment Date) for every one share held on the Record Date. All common share numbers and per common share amounts have been adjusted to reflect the Share Split as if it was retroactively applied to all periods presented.

(2)	Items of note are removed from reported results to calculate adjusted results.
(3)
Acquisition and integration costs are comprised of incremental costs incurred as part of planning for and executing the integration of the Canadian Costco credit card portfolio, including enabling franchising opportunities, the upgrade and conversion of systems and processes, project delivery and communication costs. Purchase accounting adjustments include the accretion of the acquisition date fair value discount on the acquired Canadian Costco credit card receivables. Provision for credit losses for performing loans associated with the acquisition of the Canadian Costco credit card portfolio include the stage 1 ECL allowance established immediately after the acquisition date and the impact of the migration of stage 1 accounts to stage 2 during the second quarter of 2022.

(4)	Adjusted to exclude the impact of items of note. Adjusted measures are non-GAAP measures.
(5)
CIBC total results excludes a taxable equivalent basis (TEB) adjustment of $53 million (January 31, 2022: $59 million; April 30, 2021: $51 million) and $112 million for the six months ended April 30, 2022 (April 30, 2021: $105 million). Our adjusted efficiency ratio and adjusted operating leverage are calculated on a TEB.

CIBC SECOND QUARTER 2022	9

The following table provides a reconciliation of GAAP (reported) results to non-GAAP
(adjusted) results on a segmented basis.

$ millions, for the three months ended January 31, 2022	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$2,183	$1,297	$609	$1,304	$105	$5,498	$479
Provision for (reversal of) credit losses	98	(4)	28	(38)	(9)	75	22
Non-interest expenses	1,152	673	318	596	284	3,023	250
Income (loss) before income taxes	933	628	263	746	(170)	2,400	207
Income taxes	246	166	37	203	(121)	531	29
Net income (loss)	687	462	226	543	(49)	1,869	178
Net income attributable to non-controlling interests	–	–	–	–	5	5	–
Net income (loss) attributable to equity shareholders	687	462	226	543	(54)	1,864	178
Diluted EPS ($) (1)						$2.01
Impact of items of note (2)
Non-interest expenses
Amortization of acquisition-related intangible assets	$–	$–	$(17)	$–	$(3)	$(20)	$(13)
Acquisition and integration-related costs (3)	(13)	–	–	–	–	(13)	–
Impact of items of note on non-interest expenses	(13)	–	(17)	–	(3)	(33)	(13)
Total pre-tax impact of items of note on net income	13	–	17	–	3	33	13
Income taxes
Amortization of acquisition-related intangible assets	–	–	4	–	1	5	3
Acquisition and integration-related costs (3)	3	–	–	–	–	3	–
Impact of items of note on income taxes	3	–	4	–	1	8	3
Total after-tax impact of items of note on net income	10	–	13	–	2	25	10
Impact of items of note on diluted EPS ($) (1)						$0.03
Operating results – adjusted (4)
Total revenue – adjusted (5)	$2,183	$1,297	$609	$1,304	$105	$5,498	$479
Provision for (reversal of) credit losses – adjusted	98	(4)	28	(38)	(9)	75	22
Non-interest expenses – adjusted	1,139	673	301	596	281	2,990	237
Income (loss) before income taxes – adjusted	946	628	280	746	(167)	2,433	220
Income taxes – adjusted	249	166	41	203	(120)	539	32
Net income (loss) – adjusted	697	462	239	543	(47)	1,894	188
Net income attributable to non-controlling interests – adjusted	–	–	–	–	5	5	–
Net income (loss) attributable to equity shareholders – adjusted	697	462	239	543	(52)	1,889	188
Adjusted diluted EPS ($) (1)						$2.04
See previous page for footnote references.
The following table provides a reconciliation of GAAP (reported) results to non-GAAP
(adjusted) results on a segmented basis.

$ millions, for the three months ended April 30, 2021	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$1,941	$1,135	$532	$1,194	$130	$4,932	$425
Provision for (reversal of) credit losses	65	(18)	(12)	(11)	8	32	(10)
Non-interest expenses	1,058	608	271	538	281	2,756	217
Income (loss) before income taxes	818	545	273	667	(159)	2,144	218
Income taxes	215	146	57	172	(97)	493	45
Net income (loss)	603	399	216	495	(62)	1,651	173
Net income attributable to non-controlling interests	–	–	–	–	4	4	–
Net income (loss) attributable to equity shareholders	603	399	216	495	(66)	1,647	173
Diluted EPS ($) (1)						$1.78
Impact of items of note (2)
Non-interest expenses
Amortization of acquisition-related intangible assets	$–	$–	$(18)	$–	$(2)	$(20)	$(15)
Impact of items of note on non-interest expenses	–	–	(18)	–	(2)	(20)	(15)
Total pre-tax impact of items of note on net income	–	–	18	–	2	20	15
Income taxes
Amortization of acquisition-related intangible assets	–	–	5	–	–	5	4
Impact of items of note on income taxes	–	–	5	–	–	5	4
Total after-tax impact of items of note on net income	–	–	13	–	2	15	11
Impact of items of note on diluted EPS ($) (1)						$0.01
Operating results – adjusted (4)
Total revenue – adjusted (5)	$1,941	$1,135	$532	$1,194	$130	$4,932	$425
Provision for (reversal of) credit losses – adjusted	65	(18)	(12)	(11)	8	32	(10)
Non-interest expenses – adjusted	1,058	608	253	538	279	2,736	202
Income (loss) before income taxes – adjusted	818	545	291	667	(157)	2,164	233
Income taxes – adjusted	215	146	62	172	(97)	498	49
Net income (loss) – adjusted	603	399	229	495	(60)	1,666	184
Net income attributable to non-controlling interests – adjusted	–	–	–	–	4	4	–
Net income (loss) attributable to equity shareholders – adjusted	603	399	229	495	(64)	1,662	184
Adjusted diluted EPS ($) (1)						$1.79
See previous page for footnote references.

10	CIBC SECOND QUARTER 2022

The following table provides a reconciliation of GAAP (reported) results to non-GAAP
(adjusted) results on a segmented basis.

$ millions, for the six months ended April 30, 2022	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$4,326	$2,600	$1,200	$2,620	$128	$10,874	$946
Provision for (reversal of) credit losses	371	(8)	83	(52)	(16)	378	65
Non-interest expenses	2,349	1,328	638	1,188	634	6,137	503
Income (loss) before income taxes	1,606	1,280	479	1,484	(490)	4,359	378
Income taxes	423	338	73	401	(268)	967	58
Net income (loss)	1,183	942	406	1,083	(222)	3,392	320
Net income attributable to non-controlling interests	–	–	–	–	10	10	–
Net income (loss) attributable to equity shareholders	1,183	942	406	1,083	(232)	3,382	320
Diluted EPS ($) (1)						$3.64
Impact of items of note (2)
Revenue
Acquisition and integration-related costs as well as purchase accounting adjustments and provision for credit losses for performing loans (3)	$(4)	$–	$–	$–	$–	$(4)	$–
Impact of items of note on revenue	(4)	–	–	–	–	(4)	–
Provision for (reversal of) credit losses
Acquisition and integration-related costs as well as purchase accounting adjustments and provision for credit losses for performing loans (3)	$(94)	$–	$–	$–	$–	$(94)	$–
Impact of items of note on provision for (reversal of) credit losses	(94)	–	–	–	–	(94)	–
Non-interest expenses
Amortization of acquisition-related intangible assets	$(4)	$–	$(34)	$–	$(6)	$(44)	$(27)
Acquisition and integration-related costs as well as purchase accounting adjustments and provision for credit losses for performing loans (3)	(29)	–	–	–	–	(29)	–
Increase in legal provisions	–	–	–	–	(45)	(45)	–
Impact of items of note on non-interest expenses	(33)	–	(34)	–	(51)	(118)	(27)
Total pre-tax impact of items of note on net income	123	–	34	–	51	208	27
Income taxes
Amortization of acquisition-related intangible assets	–	–	9	–	1	10	7
Acquisition and integration-related costs as well as purchase accounting adjustments and provision for credit losses for performing loans (3)	32	–	–	–	–	32	–
Increase in legal provisions	–	–	–	–	12	12	–
Impact of items of note on income taxes	32	–	9	–	13	54	7
Total after-tax impact of items of note on net income	91	–	25	–	38	154	20
Impact of items of note on diluted EPS ($) (1)						$0.17
Operating results – adjusted (4)
Total revenue – adjusted (5)	$4,322	$2,600	$1,200	$2,620	$128	$10,870	$946
Provision for (reversal of) credit losses – adjusted	277	(8)	83	(52)	(16)	284	65
Non-interest expenses – adjusted	2,316	1,328	604	1,188	583	6,019	476
Income (loss) before income taxes – adjusted	1,729	1,280	513	1,484	(439)	4,567	405
Income taxes – adjusted	455	338	82	401	(255)	1,021	65
Net income (loss) – adjusted	1,274	942	431	1,083	(184)	3,546	340
Net income attributable to non-controlling interests – adjusted	–	–	–	–	10	10	–
Net income (loss) attributable to equity shareholders – adjusted	1,274	942	431	1,083	(194)	3,536	340
Adjusted diluted EPS ($) (1)						$3.81
See previous pages for footnote references.

CIBC SECOND QUARTER 2022	11

The following table provides a reconciliation of GAAP (reported) results to non-GAAP
(adjusted) results on a segmented basis.

$ millions, for the six months ended April 30, 2021	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$3,966	$2,223	$1,093	$2,368	$245	$9,895	$862
Provision for (reversal of) credit losses	119	15	33	(6)	18	179	25
Non-interest expenses	2,144	1,180	551	1,060	547	5,482	435
Income (loss) before income taxes	1,703	1,028	509	1,314	(320)	4,234	402
Income taxes	448	275	105	326	(196)	958	83
Net income (loss)	1,255	753	404	988	(124)	3,276	319
Net income attributable to non-controlling interests	–	–	–	–	8	8	–
Net income (loss) attributable to equity shareholders	1,255	753	404	988	(132)	3,268	319
Diluted EPS ($) (1)						$3.55
Impact of items of note (2)
Non-interest expenses
Amortization of acquisition-related intangible assets	$–	$–	$(35)	$–	$(5)	$(40)	$(28)
Impact of items of note on non-interest expenses	–	–	(35)	–	(5)	(40)	(28)
Total pre-tax impact of items of note on net income	–	–	35	–	5	40	28
Income taxes
Amortization of acquisition-related intangible assets	–	–	10	–	–	10	8
Impact of items of note on income taxes	–	–	10	–	–	10	8
Total after-tax impact of items of note on net income	–	–	25	–	5	30	20
Impact of items of note on diluted EPS ($) (1)						$0.04
Operating results – adjusted (4)
Total revenue – adjusted (5)	$3,966	$2,223	$1,093	$2,368	$245	$9,895	$862
Provision for (reversal of) credit losses – adjusted	119	15	33	(6)	18	179	25
Non-interest expenses – adjusted	2,144	1,180	516	1,060	542	5,442	407
Income (loss) before income taxes – adjusted	1,703	1,028	544	1,314	(315)	4,274	430
Income taxes – adjusted	448	275	115	326	(196)	968	91
Net income (loss) – adjusted	1,255	753	429	988	(119)	3,306	339
Net income attributable to non-controlling interests – adjusted	–	–	–	–	8	8	–
Net income (loss) attributable to equity shareholders – adjusted	1,255	753	429	988	(127)	3,298	339
Adjusted diluted EPS ($) (1)						$3.59
See previous pages for footnote references.

12	CIBC SECOND QUARTER 2022

The following table provides a reconciliation of GAAP (reported) net income to non-GAAP
(adjusted)
pre-provision,
pre-tax
earnings on a segmented basis.

$ millions, for the three months ended		Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
2022	Net income (loss)	$496	$480	$180	$540	$(173)	$1,523	$142
Apr. 30	Add: provision for (reversal of) credit losses	273	(4)	55	(14)	(7)	303	43
	Add: income taxes	177	172	36	198	(147)	436	29
	Pre-provision (reversal), pre-tax earnings (losses) (1)	946	648	271	724	(327)	2,262	214
	Pre-tax impact of items of note (2)(3)	16	–	17	–	48	81	14
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (4)	$962	$648	$288	$724	$(279)	$2,343	$228
2022	Net income (loss)	$687	$462	$226	$543	$(49)	$1,869	$178
Jan. 31	Add: provision for (reversal of) credit losses	98	(4)	28	(38)	(9)	75	22
	Add: income taxes	246	166	37	203	(121)	531	29
	Pre-provision (reversal), pre-tax earnings (losses) (1)	1,031	624	291	708	(179)	2,475	229
	Pre-tax impact of items of note (2)	13	–	17	–	3	33	13
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (4)	$1,044	$624	$308	$708	$(176)	$2,508	$242
2021	Net income (loss)	$603	$399	$216	$495	$(62)	$1,651	$173
Apr. 30	Add: provision for (reversal of) credit losses	65	(18)	(12)	(11)	8	32	(10)
	Add: income taxes	215	146	57	172	(97)	493	45
	Pre-provision (reversal), pre-tax earnings (losses) (1)	883	527	261	656	(151)	2,176	208
	Pre-tax impact of items of note (2)	–	–	18	–	2	20	15
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (4)	$883	$527	$279	$656	$(149)	$2,196	$223

$ millions, for the six months ended
2022	Net income (loss)	$1,183	$942	$406	$1,083	$(222)	$3,392	$320
Apr. 30	Add: provision for (reversal of) credit losses	371	(8)	83	(52)	(16)	378	65
	Add: income taxes	423	338	73	401	(268)	967	58
	Pre-provision (reversal), pre-tax earnings (losses) (1)	1,977	1,272	562	1,432	(506)	4,737	443
	Pre-tax impact of items of note (2) (3)	29	–	34	–	51	114	27
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (4)	$2,006	$1,272	$596	$1,432	$(455)	$4,851	$470
2021	Net income (loss)	$1,255	$753	$404	$988	$(124)	$3,276	$319
Apr. 30	Add: provision for (reversal of) credit losses	119	15	33	(6)	18	179	25
	Add: income taxes	448	275	105	326	(196)	958	83
	Pre-provision (reversal), pre-tax earnings (losses) (1)	1,822	1,043	542	1,308	(302)	4,413	427
	Pre-tax impact of items of note (2)	–	–	35	–	5	40	28
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (4)	$1,822	$1,043	$577	$1,308	$(297)	$4,453	$455
(1)	Non-GAAP measure.
(2)	Items of note are removed from reported results to calculate adjusted results.
(3)
Excludes the impact of the provision for credit losses for performing loans from the acquisition of the Canadian Costco credit card portfolio, as the amount is included in the add back of provision for (reversal) of credit losses.

(4)	Adjusted to exclude the impact of items of note. Adjusted measures are non-GAAP measures.

CIBC SECOND QUARTER 2022	13

Strategic business units overview
CIBC has four SBUs – Canadian Personal and Business Banking, Canadian Commercial Banking and Wealth Management, U.S. Commercial Banking and Wealth Management, and Capital Markets. These SBUs are supported by the following functional groups – Technology, Infrastructure and Innovation, Risk Management, People, Culture and Brand, Finance and Enterprise Strategy, as well as other support groups, which all are included within Corporate and Other. The expenses of these functional and support groups are generally allocated to the business lines within the SBUs. The majority of the functional and support costs of CIBC Bank USA are recognized directly in the U.S. Commercial Banking and Wealth Management SBU. Corporate and Other also includes the results of CIBC FirstCaribbean and other strategic investments, as well as other income statement and balance sheet items not directly attributable to the business lines. The key methodologies and assumptions used in reporting the financial results of our SBUs are provided on page 18 of our 2021 Annual Report.
Canadian Personal and Business Banking
Canadian Personal and Business Banking
provides personal and business clients across Canada with financial advice, services and solutions through banking centres, digital and mobile channels.
Results
(1)

	For the three months ended			For the six months ended
$ millions	2022 Apr. 30	2022 Jan. 31	2021 Apr. 30	2022 Apr. 30	2021 Apr. 30
Revenue	$2,143	$2,183	$1,941	$4,326	$3,966
Provision for (reversal of) credit losses
Impaired	141	99	206	240	315
Performing	132	(1)	(141)	131	(196)
Total provision for credit losses	273	98	65	371	119
Non-interest expenses	1,197	1,152	1,058	2,349	2,144
Income before income taxes	673	933	818	1,606	1,703
Income taxes	177	246	215	423	448
Net income	$496	$687	$603	$1,183	$1,255
Net income attributable to:
Equity shareholders	$496	$687	$603	$1,183	$1,255
Efficiency ratio	55.8%	52.8%	54.5%	54.3%	54.1%
Operating leverage	(2.7)%	1.7%	1.7%	(0.4)%	(0.5)%
Return on equity (2)	26.4%	36.9%	37.9%	31.6%	38.9%
Average allocated common equity (2)	$7,710	$7,394	$6,530	$7,549	$6,504
Full-time equivalent employees	12,872	12,749	12,525	12,872	12,525
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	For additional information, see the “Non-GAAP measures” section.
Financial overview
Net income for the quarter was $496 million, down $107 million from the same quarter last year, primarily due to a higher provision for credit losses and higher non-interest expenses, partially offset by higher revenue.
Net income was down $191 million from the prior quarter, primarily due to a higher provision for credit losses, higher non-interest expenses and lower revenue.
Net income for the six months ended April 30, 2022 was $1,183 million, down $72 million from the same period in 2021, primarily due to a higher provision for credit losses and higher non-interest expenses, partially offset by higher revenue.
Revenue
Revenue was up $202 million or 10% from the same quarter last year, primarily due to volume growth, including from the acquisition of the Canadian Costco credit card portfolio, and higher fee income, partially offset by lower product spreads.
Revenue was down $40 million or 2% from the prior quarter, primarily due to fewer days in the current quarter and lower fee income, partially offset by volume growth, including from the acquisition of the Canadian Costco credit card portfolio.
Revenue for the six months ended April 30, 2022 was up $360 million or 9% from the same period in 2021, primarily due to volume growth, including the acquisition of the Canadian Costco credit card portfolio, and higher fee income, partially offset by lower product spreads.
Provision for credit losses
Provision for credit losses was up $208 million from the same quarter last year. The current quarter included a provision on performing loans largely due to the increase from the acquisition of the Canadian Costco credit card portfolio, treated as an item of note, and an unfavourable change in our economic outlook mainly related to the increase in inflation and interest rates, while the same quarter last year included a provision reversal on performing loans due to a favourable change in our economic outlook and the transfer of accounts to impaired. Provision for credit losses on impaired loans was down due to lower write-offs in credit cards as the second quarter of 2021 included higher write-offs mainly attributable to a relatively small segment of client balances that were previously in payment deferral programs, that continued to underperform and eventually were written off after exiting the programs.
Provision for credit losses was up $175 million from the prior quarter. Provision for credit losses on performing loans was up due to the acquisition of the Canadian Costco credit card portfolio and an unfavourable change in our economic outlook mainly related to the increase in inflation and interest rates. Provision for credit losses on impaired loans was up due to an unfavourable change in our economic outlook and higher write-offs in credit cards.
Provision for credit losses for the six months ended April 30, 2022 was up $252 million. The current period included a provision on performing loans due to the acquisition of the Canadian Costco credit card portfolio and the unfavourable change in our economic outlook mainly in the second quarter, while the same period last year included a provision reversal on performing loans due to a favourable change in economic outlook throughout the entire period. Provision for credit losses on impaired loans was down due to lower write-offs in credit cards and the personal lending portfolio.

14	CIBC SECOND QUARTER 2022

Non-interest
expenses
Non-interest
expenses were up $139 million or 13% from the same quarter last year, primarily due to higher spending on strategic initiatives, including the Canadian Costco credit card portfolio, a favourable commodity tax adjustment in the same quarter last year and employee-related compensation.
Non-interest
expenses were up $45 million or 4% from the prior quarter, primarily due to higher spending on strategic initiatives, including the Canadian Costco credit card portfolio and employee-related
compensation.
Non-interest
expenses for the six months ended April 30, 2022 were up $205 million or 10% from the same period in 2021, primarily due to higher spending on strategic initiatives, including the Canadian Costco credit card portfolio, a favourable commodity tax adjustment in the prior period and employee-related compensation.
Income taxes
Income taxes were down $38 million from the same quarter last year, and were down $69 million from the prior quarter, primarily due to lower income.
Income taxes for the six months ended April 30, 2022 were down $25 million from the same period in 2021, primarily due to lower income.
Canadian Commercial Banking and Wealth Management
Canadian Commercial Banking and Wealth Management
provides high-touch, relationship-oriented banking and wealth management services to middle-market companies, entrepreneurs, high-net-worth
individuals and families across Canada, as well as asset management services to institutional investors.
Results
(1)

	For the three months ended			For the six months ended
$ millions	2022 Apr. 30	2022 Jan. 31	2021 Apr. 30	2022 Apr. 30	2021 Apr. 30
Revenue
Commercial banking	$541	$532	$435	$1,073	$863
Wealth management	762	765	700	1,527	1,360
Total revenue	1,303	1,297	1,135	2,600	2,223
Provision for (reversal of) credit losses
Impaired	–	(1)	(8)	(1)	11
Performing	(4)	(3)	(10)	(7)	4
Total provision for (reversal of) credit losses	(4)	(4)	(18)	(8)	15
Non-interest expenses	655	673	608	1,328	1,180
Income before income taxes	652	628	545	1,280	1,028
Income taxes	172	166	146	338	275
Net income	$480	$462	$399	$942	$753
Net income attributable to:
Equity shareholders	$480	$462	$399	$942	$753
Efficiency ratio	50.2%	51.9%	53.5%	51.1%	53.1%
Operating leverage	7.1%	1.5%	2.0%	4.4%	1.6%
Return on equity (2)	24.0%	23.2%	24.4%	23.6%	22.9%
Average allocated common equity (2)	$8,182	$7,892	$6,704	$8,035	$6,635
Full-time equivalent employees	5,449	5,338	5,136	5,449	5,136
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	For additional information, see the “Non-GAAP measures” section.
Financial overview
Net income for the quarter was $480 million, up $81 million from the same quarter last year, primarily due to higher revenue, partially offset by higher non-interest
expenses and a lower provision reversal.
Net income for the quarter was up $18 million from the prior quarter, primarily due to lower non-interest
expenses.
Net income for the six months ended April 30, 2022 was $942 million, up $189 million from the same period in 2021, primarily due to higher revenue, partially offset by higher non-interest
expenses.
Revenue
Revenue was up $168 million or 15% from the same quarter last year.
Commercial banking revenue was up $106 million, primarily due to volume growth, higher fees and higher product spreads.
Wealth management revenue was up $62 million, primarily due to higher fee-based
revenue driven by higher average AUA and AUM reflecting market appreciation and net sales over the same quarter last year.
Revenue was up $6 million from the prior quarter.
Commercial banking revenue was up $9 million, primarily due to volume growth and higher product spreads, partially offset by the impact of fewer days in the current quarter.
Wealth management revenue was down $3 million, primarily due to lower fee-based revenue driven by lower average AUA and AUM reflecting market depreciation and lower commission revenue from decreased client activity, partially offset by higher net interest income.
Revenue for the six months ended April 30, 2022 was up $377 million or 17% from the same period in 2021.
Commercial banking revenue was up $210 million, primarily due to volume growth, higher fees and higher product spreads.
Wealth management revenue was up $167 million, primarily due to higher fee-based revenue driven by higher average AUA and AUM reflecting market appreciation and net sales over the same period last year, and higher net interest income.

CIBC SECOND QUARTER 2022	15

Provision for (reversal of) credit losses
Provision reversal of credit losses was down $14 million from the same quarter last year. Provision reversal on performing loans was down as the same quarter last year included a favourable change in our economic outlook. Provision reversal on impaired loans was down as the same quarter last year included reversals in the agriculture and utilities sectors.
Provision reversal of credit losses was comparable to the prior quarter.
The six months ended April 30, 2022 included a provision reversal of $8 million due to a favourable change in economic outlook, while the same period last year included a provision for credit losses of $15 million mainly relating to a provision on impairments in the education, health and social service sector.
Non-interest
expenses
Non-interest
expenses were up $47 million or 8% from the same quarter last year, primarily due to higher performance-based compensation and higher spending on strategic initiatives.
Non-interest
expenses were down $18 million or 3% from the prior quarter, primarily due to the timing of expenditures and lower performance-based compensation.
Non-interest
expenses for the six months ended April 30, 2022 were up $148 million or 13% from the same period in 2021, primarily due to higher performance-based and employee-related compensation, and higher spending on strategic initiatives.
Income taxes
Income taxes were up $26 million from the same quarter last year, and were up $6 million from the prior quarter, primarily due to higher income.
Income taxes for the six months ended April 30, 2022 were up $63 million from the same period in 2021, primarily due to higher income.
U.S. Commercial Banking and Wealth Management
U.S. Commercial Banking and Wealth Management
provides commercial banking and private wealth services across the U.S., as well as personal and small business banking services in four U.S. Midwestern markets and focuses on middle-market and mid-corporate
companies and
high-net-worth
individuals and families.
Results in Canadian dollars
(1)

	For the three months ended			For the six months ended
$ millions	2022 Apr. 30	2022 Jan. 31	2021 Apr. 30	2022 Apr. 30	2021 Apr. 30
Revenue
Commercial banking	$389	$404	$347	$793	$728
Wealth management (2)	202	205	185	407	365
Total revenue (3)	591	609	532	1,200	1,093
Provision for (reversal of) credit losses
Impaired	34	30	23	64	71
Performing	21	(2)	(35)	19	(38)
Total provision for (reversal of) credit losses	55	28	(12)	83	33
Non-interest expenses	320	318	271	638	551
Income before income taxes	216	263	273	479	509
Income taxes	36	37	57	73	105
Net income	$180	$226	$216	$406	$404
Net income attributable to:
Equity shareholders	$180	$226	$216	$406	$404
Average allocated common equity (4)	$10,230	$9,902	$8,974	$10,063	$9,041
Full-time equivalent employees	2,277	2,157	2,105	2,277	2,105
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	Includes revenue related to the U.S. Paycheck Protection Program (PPP).
(3)
Included $2 million of income relating to the accretion of the acquisition date fair value discount on the acquired loans of The PrivateBank for the quarter ended April 30, 2022 (January 31, 2022: $3 million; April 30, 2021: $5 million) and $5 million for the six months ended April 30, 2022 (April 30, 2021: $9 million).

(4)	For additional information, see the “Non-GAAP measures” section.

16	CIBC SECOND QUARTER 2022

Results in U.S. dollars
(1)

	For the three months ended			For the six months ended
US$ millions	2022 Apr. 30	2022 Jan. 31	2021 Apr. 30	2022 Apr. 30	2021 Apr. 30
Revenue
Commercial banking	$307	$318	$278	$625	$574
Wealth management (2)	160	161	147	321	288
Total revenue (3)	467	479	425	946	862
Provision for (reversal of) credit losses
Impaired	27	23	19	50	56
Performing	16	(1)	(29)	15	(31)
Total provision for (reversal of) credit losses	43	22	(10)	65	25
Non-interest expenses	253	250	217	503	435
Income before income taxes	171	207	218	378	402
Income taxes	29	29	45	58	83
Net income	$142	$178	$173	$320	$319
Net income attributable to:
Equity shareholders	$142	$178	$173	$320	$319
Efficiency ratio	54.1%	52.2%	51.0%	53.2%	50.4%
Operating leverage	(6.7)%	(5.2)%	12.0%	(6.0)%	15.4%
Return on equity (4)	7.2%	9.0%	9.9%	8.1%	9.0%
Average allocated common equity (4)	$8,075	$7,792	$7,164	$7,931	$7,130
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	Includes revenue related to the U.S. PPP.
(3)
Included US$2 million of income relating to the accretion of the acquisition date fair value discount on the acquired loans of The PrivateBank for the quarter ended April 30, 2022 (January 31, 2022: US$2 million; April 30, 2021: US$4 million) and US$4 million for the six months ended April 30, 2022 (April 30, 2021: US$7 million).

(4)	For additional information, see the “Non-GAAP measures” section.
Financial overview
Net income for the quarter was $180 million (US$142 million), down $36 million (US$31 million) from the same quarter last year, primarily due to higher provision for credit losses and higher non-interest
expenses, partially offset by higher revenue.
Net income was down $46 million (US$36 million) from the prior quarter, primarily due to higher provision for credit losses and lower revenue.
Net income for the six months ended April 30, 2022 was $406 million (US$320 million), up $2 million (US$1 million) from the same period in 2021, comparable to the same period last year.
Revenue
Revenue was up US$42 million or 10% from the same quarter last year.
Commercial banking revenue was up US$29 million, primarily due to volume growth and higher fees, partially offset by lower product spreads.
Wealth management revenue was up US$13 million, primarily due to higher fee-based
revenue driven by higher average AUA and AUM reflecting net sales.
Revenue was down US$12 million or 3% from the prior quarter.
Commercial banking revenue was down US$11 million, primarily due to fewer days in the current quarter, lower product spreads and lower fees, partially offset by volume growth.
Wealth management revenue was comparable to the prior quarter.
Revenue for the six months ended April 30, 2022 was up US$84 million or 10% from the same period in 2021.
Commercial banking revenue was up US$51 million, primarily due to volume growth and higher fees.
Wealth management revenue was up US$33 million, primarily due to higher fee-based
revenue driven by higher average AUA and AUM reflecting net market appreciation and net sales.
Provision for (reversal of) credit losses
The current quarter included a provision for credit losses of US$43 million, while the same quarter last year included a provision reversal of US$10 million. The current quarter included a provision for credit losses on performing loans mainly due to an unfavourable change in our economic outlook in the U.S., while the same quarter last year included a provision reversal due to a favourable change in our economic outlook. The provision for credit losses on impaired loans was up due to higher provisions in the real estate sector.
Provision for credit losses was up US$21 million from the prior quarter. The current quarter included a provision for credit losses on performing loans as indicated above, while the prior quarter had a slight provision reversal. Provision for credit losses on impaired loans was up due to higher provisions in the real estate sector, partially offset by lower provisions in the capital goods manufacturing sector.
Provision for credit losses for the six months ended April 30, 2022 was up US$40 million. The current period included a provision for credit losses on performing loans due to an unfavourable change in our economic outlook in the U.S., while the same period last year included a provision reversal due to a favourable change in our economic outlook. The provision for credit losses on impaired loans was down due to lower provisions in the real estate sector, partially offset by higher provisions in the capital goods manufacturing sector.
Non-interest
expenses
Non-interest
expenses were up US$36 million or 17% from the same quarter last year, primarily due to higher employee-related and performance-based compensation and business development costs.
Non-interest expenses were comparable to the prior quarter.
Non-interest expenses for the six months ended April 30, 2022 were up US$68 million or 16% from the same period in 2021, primarily due to higher performance-based and employee-related compensation.

CIBC SECOND QUARTER 2022	17

Income taxes
Income taxes were down US$16 million from the same quarter last year, primarily due to lower income.
Income taxes were comparable to the prior quarter, despite lower income due to changes in the proportion of income subject to varying rates of tax.
Income taxes for the six months ended April 30, 2022 were down US$25 million from the same period in 2021, primarily due to lower income.
Capital Markets
Capital Markets
provides integrated global markets products and services, investment banking advisory and execution, corporate banking solutions and top-ranked
research to our clients around the world. It includes Direct Financial Services which provides a cohesive set of direct banking, direct investing and innovative multi-currency payment solutions for CIBC’s clients.
Results
(1)

	For the three months ended			For the six months ended
$ millions	2022 Apr. 30	2022 Jan. 31	2021 Apr. 30	2022 Apr. 30	2021 Apr. 30
Revenue
Global markets	$675	$672	$539	$1,347	$1,153
Corporate and investment banking	418	410	448	828	806
Direct financial services	223	222	207	445	409
Total revenue (2)	1,316	1,304	1,194	2,620	2,368
Provision for (reversal of) credit losses
Impaired	2	(13)	8	(11)	50
Performing	(16)	(25)	(19)	(41)	(56)
Total provision for (reversal of) credit losses	(14)	(38)	(11)	(52)	(6)
Non-interest expenses	592	596	538	1,188	1,060
Income before income taxes	738	746	667	1,484	1,314
Income taxes (2)	198	203	172	401	326
Net income	$540	$543	$495	$1,083	$988
Net income attributable to:
Equity shareholders	$540	$543	$495	$1,083	$988
Efficiency ratio	44.9%	45.7%	45.0%	45.3%	44.8%
Operating leverage	0.2%	(3.1)%	14.4%	(1.4)%	12.3%
Return on equity (3)	25.4%	25.4%	29.0%	25.4%	28.5%
Average allocated common equity (3)	$8,702	$8,480	$7,003	$8,589	$6,997
Full-time equivalent employees	2,290	2,275	2,120	2,290	2,120
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)
Revenue and income taxes are reported on a TEB. Accordingly, revenue and income taxes include a TEB adjustment of $53 million for the quarter ended April 30, 2022 (January 31, 2022: $59 million; April 30, 2021: $51 million) and $112 million for the six months ended April 30, 2022 (April 30, 2021: $105 million). The equivalent amounts are offset in the revenue and income taxes of Corporate and Other.

(3)	For additional information, see the “Non-GAAP measures” section.
Financial overview
Net income for the quarter was $540 million, up $45 million from the same quarter last year, primarily due to higher revenue, partially offset by higher non-interest
expenses.
Net income was down $3 million from the prior quarter, primarily due to a lower provision reversal, partially offset by higher revenue and lower non-interest
expenses.
Net income for the six months ended April 30, 2022 was $1,083 million, up $95 million from the same period in 2021, primarily due to higher revenue, partially offset by higher non-interest
expenses.
Revenue
Revenue was up $122 million or 10% from the same quarter last year.
Global markets revenue was up $136 million, primarily due to higher fixed income, foreign exchange and equity derivatives trading revenue.
Corporate and investment banking revenue was down $30 million, primarily due to lower equity and debt underwriting activity, lower advisory revenue and lower gains from our investment portfolios, partially offset by higher corporate banking revenue.
Direct financial services revenue was up $16 million, primarily due to higher volumes and growth in our foreign exchange and payments business and higher revenue from Simplii Financial, partially offset by lower trading volumes in direct investing.
Revenue was up $12 million or 1% from the prior quarter.
Global markets revenue was up $3 million, primarily due to higher fixed income and commodities trading revenue, partially offset by lower equity derivatives trading revenue.
Corporate and investment banking revenue was up $8 million, primarily due to higher corporate banking revenue and advisory revenue, partially offset by lower equity underwriting activity.
Direct financial services revenue was comparable to the prior quarter.
Revenue for the six months ended April 30, 2022 was up $252 million or 11% from the same period in 2021.
Global markets revenue was up $194 million, primarily due to higher equity derivatives, foreign exchange and global collateral finance revenue.
Corporate and investment banking revenue was up $22 million, primarily due to higher corporate banking revenue, partially offset by lower equity underwriting activity, lower advisory revenue and lower gains from our investment portfolios.
Direct financial services revenue was up $36 million, primarily due to higher volumes and growth in our foreign exchange and payments business and higher revenue from Simplii Financial, partially offset by lower trading volumes in direct investing.

18	CIBC SECOND QUARTER 2022

Provision for (reversal of) credit losses
Provision reversal of credit losses was up $3 million from the same quarter last year. Provision reversal on performing loans was comparable to the same quarter last year, with the reversals in both periods mainly attributable to the oil and gas sector. Provision for credit losses on impaired loans was down due to lower provisions in the utilities sector, partially offset by lower provision reversals in the oil and gas sector.
Provision reversal of credit losses was down $24 million from the prior quarter. Provision reversal on performing loans was down as the prior quarter included a more favourable change in our economic outlook, particularly for the oil and gas sector, compared to the current quarter in which a further favourable change for the oil and gas sector was partially offset by an unfavourable change for other sectors. The current quarter included a small provision for credit losses on impaired loans, while the prior quarter included a provision reversal attributable to the oil and gas sector.
Provision reversal of credit losses for the six months ended April 30, 2022 was up $46 million from the same period last year. Provision reversal on performing loans was down as the period last year had higher transfers of performing loans to impaired status. The current period included a provision reversal on impaired loans mainly attributable to the oil and gas sector, while the same period last year included a provision attributable to the utilities sector.
Non-interest expenses
Non-interest
expenses were up $54 million or 10% from the same quarter last year, primarily due to higher spending on strategic initiatives and higher employee-related compensation.
Non-interest
expenses were down $4 million or 1% from the prior quarter, primarily due to lower performance-based compensation, partially offset by higher spending on strategic initiatives.
Non-interest
expenses for the six months ended April 30, 2022 were up $128 million or 12% from the same period in 2021, primarily due to higher spending on strategic initiatives and higher employee-related compensation.
Income taxes
Income taxes were up $26 million from the same quarter last year, primarily due to higher income.
Income taxes were down $5 million from the prior quarter, primarily due to lower income.
Income taxes for the six months ended April 30, 2022 were up $75 million from the same period in 2021, primarily due to higher income.
Corporate and Other
Corporate and Other
includes the following functional groups – Technology, Infrastructure and Innovation, Risk Management, People, Culture and Brand, Finance and Enterprise Strategy, as well as other support groups. The expenses of these functional and support groups are generally allocated to the business lines within the SBUs. The majority of the functional and support costs of CIBC Bank USA are recognized directly in the U.S. Commercial Banking and Wealth Management SBU. Corporate and Other also includes the results of CIBC FirstCaribbean and other strategic investments, as well as other income statement and balance sheet items not directly attributable to the business lines.
Results
(1)

	For the three months ended			For the six months ended
$ millions	2022 Apr. 30	2022 Jan. 31	2021 Apr. 30	2022 Apr. 30	2021 Apr. 30
Revenue
International banking	$179	$190	$168	$369	$342
Other	(156)	(85)	(38)	(241)	(97)
Total revenue (2)	23	105	130	128	245
Provision for (reversal of) credit losses
Impaired	19	11	17	30	35
Performing	(26)	(20)	(9)	(46)	(17)
Total provision for (reversal of) credit losses	(7)	(9)	8	(16)	18
Non-interest expenses	350	284	281	634	547
Loss before income taxes	(320)	(170)	(159)	(490)	(320)
Income taxes (2)	(147)	(121)	(97)	(268)	(196)
Net income (loss)	$(173)	$(49)	$(62)	$(222)	$(124)
Net income (loss) attributable to:
Non-controlling interests	$5	$5	$4	$10	$8
Equity shareholders	(178)	(54)	(66)	(232)	(132)
Full-time equivalent employees	24,926	23,511	22,180	24,926	22,180
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)
Revenue and income taxes of Capital Markets are reported on a TEB. The equivalent amounts are offset in the revenue and income taxes of Corporate and Other. Accordingly, revenue and income taxes include a TEB adjustment of $53 million for the quarter ended April 30, 2022 (January 31, 2022: $59 million; April 30, 2021: $51 million) and $112 million for the six months ended April 30, 2022 (April 30, 2021: $105 million).

Financial overview
Net loss for the quarter was $173 million, compared with a net loss of $62 million in the same quarter last year, primarily due to lower revenue and higher non-interest expenses. The current quarter included an increase in legal provisions, shown as an item of note.
Net loss for the quarter was $173 million, compared with a net loss of $49 million in the prior quarter, primarily due to lower revenue and higher non-interest
expenses. The current quarter included an increase in legal provisions, as noted above.
Net loss for the six months ended April 30, 2022 was $222 million, compared with a net loss of $124 million for the same period in 2021, primarily due to lower revenue, higher non-interest expenses, partially offset by a provision reversal in the current period compared to a provision for credit losses in the prior period. The current period included an increase in legal provisions, as noted above.

CIBC SECOND QUARTER 2022	19

Revenue
Revenue was down $107 million or 82% from the same quarter last year.
International banking revenue was up $11 million, primarily due to higher fee-based
revenue in CIBC FirstCaribbean and the impact of foreign exchange translation.
Other revenue was down $118 million, primarily due to lower treasury revenue related to an increase in funding costs from higher credit spreads, and lower revenue from our strategic investments.
Revenue was down $82 million or 78% from the prior quarter.
International banking revenue was down $11 million, primarily due to the impact of foreign exchange translation, lower fee-based
revenue in CIBC FirstCaribbean, lower volumes and the impact of fewer days in the quarter.
Other revenue was down $71 million, primarily due to lower treasury revenue related to an increase in funding costs.
Revenue for the six months ended April 30, 2022 was down $117 million or 48% from the same period in 2021.
International banking revenue was up $27 million, primarily due to higher fee-based
revenue in CIBC FirstCaribbean and the impact of foreign exchange translation.
Other revenue was down $144 million, primarily due to lower treasury revenue related to an increase in funding costs from higher credit spreads, and lower revenue from our strategic investments.
Provision for (reversal of) credit losses
Provision for credit losses in the current quarter was a reversal of $7 million, compared with a provision for credit losses of $8 million in the same quarter last year. Provision reversal on performing loans was up mainly due to model parameter updates. Provision for credit losses on impaired loans was comparable to the same quarter last year.
Provision reversal of credit losses in the current quarter was comparable to the prior quarter, as the current quarter included a provision reversal on performing loans in CIBC FirstCaribbean as a result of a model parameter update, partially offset by higher provisions on impaired loans, while the prior quarter included a provision reversal from a favourable change in our economic outlook.
Provision for credit losses for the six months ended April 30, 2022 was a reversal of $16 million, compared with a provision for credit losses of $18 million in the same period last year. Provision reversal on performing loans was up due to model parameter updates and a favourable change in our economic outlook. Provision for credit losses on impaired loans was down due to lower provisions in CIBC FirstCaribbean.
Non-interest
expenses
Non-interest
expenses were up $69 million or 25% from the same quarter last year, primarily due to an increase in legal provisions, shown as an item of note, and higher unallocated corporate support costs.
Non-interest
expenses were up $66 million or 23% from the prior quarter, primarily due to an increase in legal provisions, as noted above, and higher unallocated corporate support costs.
Non-interest expenses for the six months ended April 30, 2022 were up $87 million or 16% from the same period in 2021, primarily due to higher unallocated corporate support costs, and an increase in legal provisions, as noted above.
Income taxes
Income tax benefit was up $50 million from the same quarter last year, and was up $26 million from the prior quarter, primarily due to a higher loss.
Income tax benefit for the six months ended April 30, 2022 was up $72 million from the same period in 2021, primarily due to a higher loss.

20	CIBC SECOND QUARTER 2022

Financial condition
Review of condensed consolidated balance sheet

$ millions, as at	2022 Apr. 30	2021 Oct. 31
Assets
Cash and deposits with banks	$48,020	$56,997
Securities	172,273	161,401
Securities borrowed and purchased under resale agreements	79,047	79,940
Loans and acceptances, net of allowance for credit losses	502,430	462,879
Derivative instruments	46,665	35,912
Other assets	45,713	40,554
	$894,148	$837,683
Liabilities and equity
Deposits	$665,487	$621,158
Obligations related to securities lent, sold short and under repurchase agreements	88,901	97,133
Derivative instruments	45,054	32,101
Other liabilities	40,468	35,922
Subordinated indebtedness	6,291	5,539
Equity	47,947	45,830
	$894,148	$837,683
Assets
As at April 30, 2022, total assets were up $56.5 billion or 7% from October 31, 2021, of which approximately $10 billion was due to the appreciation of the U.S. dollar.
Cash and deposits with banks decreased by $9.0 billion or 16%, primarily due to lower short-term placements in Treasury.
Securities increased by $10.9 billion or 7%, primarily due to increases in U.S. Treasury and debt securities in Canadian governments, partially offset by decreases in corporate equity.
Securities borrowed and purchased under resale agreements decreased by $0.9 billion or 1%, primarily due to client-driven activities.
Loans and acceptances, net of allowance, increased by $39.6 billion or 9%, primarily due to increases in business and government loans, which included the impact of foreign exchange translation, Canadian residential mortgages and the credit card portfolio, which included the addition of the Canadian Costco credit card portfolio acquired in the current quarter.
Derivative instruments increased by $10.8 billion or 30%, largely driven by increases in foreign exchange and other commodities derivatives valuation.
Other assets increased by $5.2 billion or 13%, primarily due to increases in collateral pledged for derivatives, tax receivables and precious metals.
Liabilities
As at April 30, 2022, total liabilities were up $54.3 billion or 7% from October 31, 2021, of which approximately $10 billion was due to the appreciation of the U.S. dollar.
Deposits increased by $44.3 billion or 7%, primarily due to increased wholesale funding and domestic retail volume growth. Further details on the composition of deposits are provided in Note 7 to our interim consolidated financial statements.
Obligations related to securities lent, sold short and under repurchase agreements decreased by $8.2 billion or 8%, primarily due to client-driven activities.
Derivative instruments increased by $13.0 billion or 40%, largely driven by increases in foreign exchange and other commodities derivatives valuation.
Other liabilities increased by $4.5 billion or 13%, primarily due to increases in collateral payable for derivatives and acceptances.
Subordinated indebtedness increased by $0.8 billion or 14%, primarily due to the issuance during the current quarter. For further details see the “Capital management” section.
Equity
As at April 30, 2022, equity increased by $2.1 billion or 5% from October 31, 2021, primarily due to a net increase in retained earnings and accumulated other comprehensive income.

CIBC SECOND QUARTER 2022	21

Capital management
We actively manage our capital to maintain a strong and efficient capital base that provides balance sheet strength, enables our businesses to grow and execute on our strategy, and meets regulatory requirements. For additional details on capital management, see pages 32 to 42 of our 2021 Annual Report.
Regulatory capital requirements
Our regulatory capital requirements are determined in accordance with guidelines issued by OSFI, which are based upon the capital standards developed by the BCBS.
Regulatory capital consists of CET1, Tier 1 and Tier 2 capital. The tiers of regulatory capital indicate increasing quality/permanence and the ability to absorb losses. The major components of our regulatory capital are summarized as follows:

(1)	Excluding AOCI relating to cash flow hedges and changes to fair value option (FVO) liabilities attributable to changes in own credit risk.
(2)
In response to the
COVID-19
pandemic, OSFI has provided regulatory flexibility by implementing transitional arrangements for the treatment of expected loss provisioning, such that part of the allowances that would otherwise be included in Tier 2 capital will instead qualify for inclusion in CET1 capital subject to certain scalars and limitations until the end of fiscal 2022. See the “Continuous enhancement to regulatory capital requirements” section for additional details.

Qualifying regulatory capital instruments must be capable of absorbing loss at the point of non-viability
of the financial institution.
OSFI requires all institutions to achieve target capital ratios which include buffers. Targets may be higher for certain institutions at OSFI’s discretion. CIBC has been designated by OSFI as a domestic systemically important bank
(D-SIB)
in Canada.
D-SIBs
are subject to a CET1 surcharge equal to 1.0% of RWA. In addition, OSFI expects
D-SIBs
to hold a Domestic Stability Buffer (DSB) requirement intended to address Pillar 2 risks that are not adequately captured in the Pillar 1 capital requirements. The DSB is currently set at 2.5% but can range from 0% to 2.5% of RWA. Additionally, banks need to hold an incremental countercyclical capital buffer equal to their weighted-average buffer requirement in Canada and across certain other jurisdictions where they have private sector credit exposures. OSFI’s current targets are summarized below:

As at April 30, 2022	Minimum	Capital conservation buffer	D-SIB buffer	Pillar 1 targets (1)	Domestic Stability Buffer (2)	Target including all buffer requirements
CET1 ratio	4.5%	2.5%	1.0%	8.0%	2.5%	10.5%
Tier 1 capital ratio	6.0%	2.5%	1.0%	9.5%	2.5%	12.0%
Total capital ratio	8.0%	2.5%	1.0%	11.5%	2.5%	14.0%
(1)	The countercyclical capital buffer applicable to CIBC is insignificant as at April 30, 2022.
(2)	On December 10, 2021, OSFI announced the DSB will remain at 2.5% of total RWA. This level remains unchanged from October 31, 2021.
Capital adequacy requirements are applied on a consolidated basis consistent with our financial statements, except for our insurance subsidiaries (CIBC Cayman Reinsurance Limited and CIBC Life Insurance Company Limited), which are excluded from the regulatory scope of consolidation. The basis of consolidation applied to our financial statements is described in Note 1 to the consolidated financial statements included in our 2021 Annual Report. CIBC Life Insurance Company Limited is subject to OSFI’s Life Insurance Capital Adequacy Test.

22	CIBC SECOND QUARTER 2022

Continuous enhancement to regulatory capital requirements
The BCBS and OSFI have published a number of proposals for changes to the existing regulatory capital requirements to strengthen the regulation, supervision, and practices of banks, as well as to respond to changes in market conditions as a result of the
COVID-19
pandemic, with the overall objective of enhancing financial stability (see page 35 of our 2021 Annual Report). The discussion below provides a summary of BCBS and OSFI publications that have been issued since our 2021 Annual Report and transitional arrangements in response to the
COVID-19
pandemic.
Basel III reforms and revised Pillar 3 disclosure requirements
On January 31, 2022, OSFI released final capital, leverage, liquidity, and disclosure guidelines that incorporate the final Basel III reforms, as well as certain updates to the treatment of credit valuation adjustments (CVA), market risk hedges of other valuation adjustments of over-the-counter
(OTC) derivatives and management of operational risk. The implementation date for these changes is the second quarter of 2023, with the exceptions of revisions to the CVA and market risk frameworks, which is the first quarter of 2024. The revisions to the LAR Guideline will be implemented as of April 1, 2023. Primary changes include:
•	Revisions to both the internal ratings-based (IRB) approach and standardized approach to credit risk;
•	Revised operational, market risk and CVA frameworks;
•	Updated CET1 capital deductions for certain assets;
•	An updated capital output floor based on the revised standardized approach noted above, with the phase-in of the floor factor over three years commencing in the second quarter of 2023;
•	Modification to the leverage ratio framework, including a buffer requirement for D-SIBs; and
•	Enhancements to the LAR Guideline, including changes to net cumulative cash flow (NCCF) requirements.
OSFI also announced revised existing Pillar 3 disclosure to be implemented in the second quarter of 2023 and new Pillar 3 disclosure to be implemented in the fourth quarter of 2023 for
D-SIBs.
On November 11, 2021, the BCBS published “Revisions to market risk disclosure requirements”, which included a number of adjustments to reflect the revised market risk framework introduced in January 2019. OSFI has not adopted the related changes and currently requires implementation of the 2019 market risk framework in the first quarter of 2024.
Transitional arrangements for the capital treatment of expected loss provisioning
In response to the
COVID-19
pandemic, OSFI introduced transitional arrangements for ECL provisioning that are available under the Basel Framework. These transitional arrangements were effective immediately upon being announced by OSFI on March 27, 2020 and result in a portion of allowances that would otherwise be included in Tier 2 capital qualifying for inclusion in CET1 capital. The amount of ECL allowances eligible for inclusion in CET1 capital is determined based on the increase in stage 1 and stage 2 allowances relative to balances as at January 31, 2020 as a baseline. This amount is then adjusted for tax effects and is subject to a scaling factor that decreases over time. The scaling factor has been set at 70% for fiscal 2020, 50% for fiscal 2021, and 25% for fiscal 2022. For exposures under the IRB approach, the lower of this amount and excess allowances otherwise eligible for inclusion in Tier 2 capital is included as CET1 capital under the transitional arrangements.
Capital treatment of federal program supporting highly affected sectors
On January 27, 2021, OSFI provided direction on the capital treatment of the government-guaranteed loans made under the Business Development Bank of Canada (BDC) Highly Affected Sectors Credit Availability Program loan guarantee program. Pursuant to this direction, the loans are considered sovereign risk based on the BDC guarantee, and the relevant risk weight under the CAR Guideline is applied accordingly. The entire amount of the loan is included in the exposure measure used for calculating the leverage ratio.
We continue to monitor and prepare for developments impacting regulatory capital requirements and disclosures.
Regulatory capital and ratios
Our regulatory capital levels and ratios are summarized below:

$ millions, as at	2022 Apr. 30	2021 Oct. 31
CET1 capital (1)	$ 35,117	$33,751
Tier 1 capital (1)	39,460	38,344
Total capital (1)	45,725	44,202

RWA consist of:
Credit risk	258,881	232,311
Market risk	8,144	9,106
Operational risk	32,510	31,397
Total RWA	299,535	272,814

CET1 ratio	11.7%	12.4%
Tier 1 capital ratio	13.2%	14.1%
Total capital ratio	15.3%	16.2%
(1)
Includes the impact of the ECL transitional arrangement announced by OSFI on March 27, 2020 in response to the onset of the
COVID-19
pandemic. The transitional arrangement results in a portion of ECL allowances that would otherwise be included in Tier 2 capital qualifying for inclusion in CET1 capital. The amount is subject to certain scalars and limitations until the end of fiscal 2022.

CET1 ratio
The CET1 ratio at April 30, 2022 decreased 0.7% from October 31, 2021, driven by the impact of an increase in RWA, partially offset by the increase in CET1 capital.
The increase in CET1 capital was primarily the result of internal capital generation (net income less dividends and distributions) and net change in foreign currency translation adjustments, partially offset by net change in debt and equity securities measured at FVOCI and higher intangible assets resulting from the acquisition of the Canadian Costco credit card portfolio.

CIBC SECOND QUARTER 2022	23

The increase in RWA was primarily due to increased book size, the impact of foreign exchange translation, the acquisition of the Canadian Costco credit card portfolio, increased operational risk levels and capital model updates, partially offset by improved credit quality and decreased market risk levels.
Tier 1 capital ratio
The Tier 1 capital ratio at April 30, 2022 decreased 0.9% from October 31, 2021, primarily due to the factors affecting the CET1 ratio noted above.
Total capital ratio
The Total capital ratio at April 30, 2022 decreased 0.9% from October 31, 2021, primarily due to the factors affecting the Tier 1 capital ratio noted above and the phase-out
of
non-qualifying
capital instruments, partially offset by a $1.0 billion issuance of Tier 2 capital instrument in the current quarter. See the “Significant capital management activity” section for further details.
Leverage ratio
The Basel III capital standards include a
non-risk-based
capital metric, the leverage ratio, to supplement risk-based capital requirements. The leverage ratio is defined as Tier 1 capital divided by the leverage ratio exposure. The leverage ratio exposure is defined under the standards as the sum of:
(i)	On-balance sheet assets less Tier 1 capital regulatory adjustments;
(ii)	Derivative exposures;
(iii)	Securities financing transaction exposures; and
(iv)	Off-balance sheet exposures (such as commitments, direct credit substitutes, letters of credit, and securitization exposures).
OSFI expects federally regulated deposit-taking institutions to have leverage ratios that meet or exceed 3.0%. This minimum may be higher for certain institutions at OSFI’s discretion.

$ millions, as at	2022 Apr. 30	2021 Oct. 31
Tier 1 capital	$39,460	$38,344
Leverage ratio exposure (1)	930,953	823,343
Leverage ratio	4.2%	4.7%
(1)
The temporary exclusion of qualifying sovereign-issued securities from the leverage ratio exposure measure in response to the onset of the COVID-19 pandemic was no longer applicable beginning in the first quarter of 2022. Central bank reserves continue to be excluded from the measure.

The leverage ratio at April 30, 2022 decreased 0.5% from October 31, 2021, as the impact of an increase in Tier 1 capital was more than offset by the impact of an increase in leverage ratio exposure. The increase in leverage ratio exposure was primarily driven by an increase in on-balance sheet exposures and the reversal of the temporary exclusion of qualifying sovereign-issued securities from the exposure measure.
Total loss absorbing capacity requirements
OSFI also requires
D-SIBs
to maintain a supervisory target total loss absorbing capacity (TLAC) ratio (which builds on the risk-based capital ratios) and a minimum TLAC leverage ratio (which builds on the leverage ratio).
TLAC is required to ensure that a
non-viable
D-SIB
has sufficient loss absorbing capacity to support its recapitalization. This would, in turn, facilitate an orderly resolution of the
D-SIB
while minimizing adverse impacts on the financial sector stability and taxpayers. TLAC is defined as the aggregate of total capital and other TLAC instruments primarily comprised of bail-in
eligible instruments with residual maturity greater than 365 days.
OSFI expects
D-SIBs
to have a minimum risk-based TLAC ratio of 21.5% plus the then applicable DSB requirement (2.5% as noted above), and a minimum TLAC leverage ratio of 6.75%, beginning in the first quarter of fiscal 2022.

$ millions, as at	2022 Apr. 30	2021 Oct. 31
TLAC available	$92,170	$76,701
Total RWA	299,535	272,814
Leverage ratio exposure (1)	930,953	823,343
TLAC ratio	30.8%	28.1%
TLAC leverage ratio	9.9%	9.3%
(1)
The temporary exclusion of qualifying sovereign-issued securities from the leverage ratio exposure measure in response to the onset of the COVID-19 pandemic was no longer applicable beginning in the first quarter of 2022. Central bank reserves continue to be excluded from the measure.

The TLAC ratio at April 30, 2022 increased 2.7% from October 31, 2021, driven by the increase in TLAC, partially offset by the impact of an increase in RWA. The increase in TLAC was primarily due to issuances of bail-in
eligible liabilities.
The TLAC leverage ratio at April 30, 2022 increased 0.6% from October 31, 2021, primarily due to issuances of bail-in eligible liabilities, partially offset by the factors affecting the leverage ratio exposure as noted above.
Share split
In February 2022, CIBC’s Board of Directors approved a
two-for-one
share split (Share Split) of CIBC’s issued and outstanding common shares to be effected through an amendment to CIBC’s by-laws.
On April 7, 2022, CIBC shareholders approved the Share Split. Each shareholder of record at the close of business on May 6, 2022 (Record Date) received one additional share on May 13, 2022 (Payment Date) for every one share held on the Record Date. All common share numbers and per common share amounts have been adjusted to reflect the Share Split as if it was retroactively applied to all periods presented.
Significant capital management activity
On March 13, 2020, following the onset of the
COVID-19
pandemic, OSFI imposed temporary measures on federally regulated financial institutions to cease dividend increases and share buybacks in order to ensure that the additional capital available is used to support Canadian lending activities. The temporary measures were lifted by OSFI effective November 4, 2021. The following were the main capital initiatives undertaken in 2022:
Normal course issuer bid
On December 9, 2021, we announced that the Toronto Stock Exchange had accepted the notice of our intention to commence a normal course issuer bid. Purchases under this bid will be completed upon the earlier of: (i) CIBC purchasing 20 million common shares (on a post share split basis); (ii) CIBC providing a notice of termination; or (iii) December 12, 2022. No common shares have been purchased and cancelled during the quarter. For the six

24	CIBC SECOND QUARTER 2022

months ended April 30, 2022, we purchased and cancelled 1,800,000 common shares (on a post share split basis) at an average price of $74.43 for a total amount of $134 million.
Employee share purchase plan
Pursuant to the employee share purchase plan, we issued 515,390 common shares (on a post share split basis) for consideration of $41 million for the current quarter and 1,048,130 common shares (on a post share split basis) for consideration of $81 million for the six months ended April 30, 2022.
Shareholder investment plan
Pursuant to the shareholder investment plan, we issued 514,216 common shares (on a post share split basis) for consideration of $37 million for the current quarter and 967,246 common shares (on a post share split basis) for consideration of $73 million for the six months ended April 30, 2022.
Dividends
On May 25, 2022, the CIBC Board of Directors approved an increase in our quarterly common share dividend from $0.805 per share to $0.830 per share for the quarter ending July 31, 2022.
Subordinated indebtedness
On April 7, 2022, we issued $1.0 billion principal amount of 4.20% Debentures due April 7, 2032 (subordinated indebtedness). The Debentures bear interest at a fixed rate of 4.20% per annum (paid semi-annually) until April 7, 2027, and at Daily Compounded Canadian Overnight Repo Rate Average (CORRA) plus 1.69% per annum (paid quarterly) thereafter until maturity on April 7, 2032. The debenture qualifies as Tier 2 capital.
Convertible instruments
The table below provides a summary of our NVCC capital instruments outstanding:

	Shares outstanding		Minimum conversion price per common share	(1)	Maximum number of common shares issuable on conversion
$ millions, except number of shares and per share amounts, as at April 30, 2022	Number of shares	Par value
Preferred shares (2)(3)
Series 39 (NVCC)	16,000,000	$400	$2.50		160,000,000
Series 41 (NVCC)	12,000,000	300	2.50		120,000,000
Series 43 (NVCC)	12,000,000	300	2.50		120,000,000
Series 45 (NVCC)	32,000,000	800	2.50		320,000,000
Series 47 (NVCC)	18,000,000	450	2.50		180,000,000
Series 49 (NVCC)	13,000,000	325	2.50		130,000,000
Series 51 (NVCC)	10,000,000	250	2.50		100,000,000
Limited recourse capital notes (3)(4)
4.375% Limited recourse capital notes Series 1 (NVCC)	n/a	750	2.50		300,000,000
4.000% Limited recourse capital notes Series 2 (NVCC)	n/a	750	2.50		300,000,000
Subordinated indebtedness (3)(5)
3.45% Debentures due April 4, 2028 (NVCC)	n/a	1,500	2.50		900,000,000
2.95% Debentures due June 19, 2029 (NVCC)	n/a	1,500	2.50		900,000,000
2.01% Debentures due July 21, 2030 (NVCC)	n/a	1,000	2.50		600,000,000
1.96% Debentures due April 21, 2031 (NVCC)	n/a	1,000	2.50		600,000,000
4.20% Debentures due April 7, 2032 (NVCC)	n/a	1,000	2.50		600,000,000
Total		$10,325			5,330,000,000
(1)
The minimum conversion price per common share for CIBC’s outstanding NVCC instruments, including NVCC preferred shares, NVCC subordinated debentures and NVCC limited recourse capital notes have been adjusted from $5.00 to $2.50 to account for the Share Split in accordance with the terms and conditions of the NVCC instruments.

(2)
Upon the occurrence of a Trigger Event, each share is convertible into a number of common shares, determined by dividing the par value of $25.00 plus declared and unpaid dividends by the average common share price (as defined in the relevant prospectus supplement) subject to a minimum price per share (subject to adjustment in certain events as defined in the relevant prospectus supplement, including a share split). Preferred shareholders do not have the right to convert their shares into common shares.

(3)	The maximum number of common shares issuable on conversion excludes the impact of declared but unpaid dividends and accrued interest.
(4)
Upon the occurrence of a Trigger Event, the Series 53 and 54 Preferred Shares held in the Limited Recourse Trust in support of the limited recourse capital notes are convertible into a number of common shares, determined by dividing the par value of $1,000 by the average common share price (as defined in the relevant prospectus supplement) subject to a minimum price per common share (subject to adjustment in certain events as defined in the relevant prospectus supplement, including a share split).

(5)
Upon the occurrence of a Trigger Event, the Debentures are convertible into a number of common shares, determined by dividing 150% of the par value plus accrued and unpaid interest by the average common share price (as defined in the relevant prospectus supplement) subject to a minimum price per common share (subject to adjustment in certain events as defined in the relevant prospectus supplement, including a share split).

n/a	Not applicable.
The occurrence of a “Trigger Event” would result in conversion of all of the outstanding NVCC instruments described above, which would represent a dilution impact of 86% based on the number of CIBC common shares outstanding as at April 30, 2022. As described in the CAR Guideline, a Trigger Event occurs when OSFI determines the bank is or is about to become non-viable
and, if after conversion of all contingent instruments and consideration of any other relevant factors or circumstances, it is reasonably likely that its viability will be restored or maintained; or if the bank has accepted or agreed to accept a capital injection or equivalent support from a federal or provincial government, without which OSFI would have determined the bank to be non-viable.
In addition to the potential dilution impacts related to the NVCC instruments discussed above, as at April 30, 2022, $47.9 billion (October 31, 2021: $32.6 billion) of our outstanding liabilities were subject to conversion under the bail-in
regime. Under the
bail-in
regime, there is no fixed and
pre-determined
contractual conversion ratio for the conversion of the specified eligible shares and liabilities of CIBC that are subject to a bail-in
conversion into common shares, nor are there specific requirements regarding whether liabilities subject to a bail-in
conversion are converted into common shares of CIBC or any of its affiliates. Canada Deposit Insurance Corporation (CDIC) determines the timing of the bail-in
conversion, the portion of the specified eligible shares and liabilities to be converted and the terms and conditions of the conversion, subject to parameters set out in the bail-in
regime. See the “Total loss absorbing capacity requirements” section for further details.
Off-balance
sheet arrangements
We enter into
off-balance
sheet arrangements in the normal course of our business. Further details of our off-balance
sheet arrangements are also provided on page 41 of our 2021 Annual Report and also in Note 7 and Note 22 to the consolidated financial statements included in our 2021 Annual Report.

CIBC SECOND QUARTER 2022	25

Management of risk
Our approach to management of risk has not changed significantly from that described on pages 43 to 82 of our 2021 Annual Report.
Risk overview
CIBC faces a wide variety of risks across all of its areas of business. Identifying and understanding risks and their impact allows CIBC to frame its risk appetite and risk management practices. Defining acceptable levels of risk, and establishing sound principles, policies and practices for managing risks, is fundamental to achieving consistent and sustainable long-term performance, while remaining within our risk appetite.

Our risk appetite defines tolerance levels for various risks. This is the foundation for our risk management culture and our risk management framework.
Our risk management framework includes:
•	CIBC, SBU and functional group-level risk appetite statements;
•	Risk frameworks, policies, procedures and limits to align activities with our risk appetite;
•	Regular risk reports to identify and communicate risk levels;
•	An independent control framework to identify and test the design and operating effectiveness of our key controls;
•	Stress testing to consider the potential impact of changes in the business environment on capital, liquidity and earnings;
•	Proactive consideration of risk mitigation options in order to optimize results; and
•	Oversight through our risk-focused committees and governance structure.
Managing risk is a shared responsibility at CIBC. Business units and risk management professionals work in collaboration to ensure that business strategies and activities are consistent with our risk appetite. CIBC’s approach to enterprise-wide risk management aligns with the three lines of defence model:
(i)
As the first line of defence, CIBC’s SBUs and functional groups own the risks and are accountable and responsible for identifying and assessing risks inherent in their activities in accordance with the CIBC risk appetite. In addition, they establish and maintain controls to mitigate such risks. The first line of defence may include governance groups within the relevant area to facilitate the control framework and other risk-related processes. Control groups provide subject matter expertise to the business lines and/or implement and maintain enterprise-wide control programs and activities. While control groups collaborate with the lines of business in identifying and managing risk, they also challenge risk decisions and risk mitigation strategies.

(ii)
The second line of defence is independent from the first line of defence and provides an enterprise-wide view of specific risk types, guidance and effective challenge to risk and control activities. Risk Management is the primary second line of defence. Risk Management may leverage or rely on subject matter expertise of other groups (e.g., third parties or control groups) to better inform their independent assessments, as appropriate.

(iii)
As the third line of defence, CIBC’s internal audit function provides reasonable assurance to senior management and the Audit Committee of the Board on the effectiveness of CIBC’s governance practices, risk management processes, and internal controls as a part of its risk-based audit plan and in accordance with its mandate as described in the Internal Audit Charter.

A strong risk culture and communication between the three lines of defence are important characteristics of effective risk management.
We continuously monitor our risk profile against our defined risk appetite and related limits, taking action as needed to maintain an appropriate balance of risk and return. Monitoring our risk profile includes forward-looking analysis of sensitivity to local and global market factors, economic conditions, and geo-political
and regulatory environments that influence our overall risk profile.
Regular and transparent risk reporting and discussion at senior management committees facilitates communication of risks and discussion of risk management strategies across the organization.
Top and emerging risks
We monitor and review top and emerging risks that may affect our future results and take action to mitigate potential risks. We perform in-depth
analyses, which may include stress testing our exposures relative to the risks, and provide updates and related developments to the Board on a regular basis. Top and emerging risks are those that we consider to have potential negative implications that are material for CIBC. See pages 50 to 53 of our 2021 Annual Report for details regarding the following top and emerging risks:
•	Climate risk
•	Technology, information and cyber security risk
•	Disintermediation risk
•	Third-party risk
•	Anti-money laundering
•	U.S. banking regulation
•	Corporate transactions
The remainder of this section describes top and emerging risks that have been updated for developments that have occurred since the issuance of our 2021 Annual Report, as well as regulatory and accounting developments that are material for CIBC.

26	CIBC SECOND QUARTER 2022

Pandemic outbreaks
The
COVID-19
pandemic continues to disrupt the global economy, financial markets, supply chains and business productivity in unprecedented and unpredictable ways. While COVID-19 subvariants have led to surges in COVID-19 case numbers across the globe, many countries continue to roll back their restrictions, mask mandates and vaccine requirements. While rising vaccination rates have supported a significant easing of restrictions imposed by governments around the world, progress towards full reopening has been hindered by new and emerging variants of the virus, which have led to the temporary reimposition of restrictions. These factors, combined with continued vaccine hesitancy, remain a threat to the economic recovery. Our outlook continues to assume that targeted health measures rather than broader economic closures will be used to contain new waves of infection.
Future developments, such as the severity and duration of the pandemic, the emergence and progression of new variants, and actions taken by governments, monetary authorities, regulators, financial institutions and other third parties in response to a resurgence of cases, continue to impact our outlook.
A substantial amount of our business involves extending credit or otherwise providing financial resources to individuals, companies, industries or governments that may have been adversely impacted by the pandemic, hindering their ability to meet original loan terms and potentially impacting their ability to repay their loans. While our estimate of ECL on performing loans considers the likelihood and extent of future defaults and impairments, given the inherent uncertainty caused by
COVID-19,
actual experience may differ materially from our current estimates. To the extent that business activity does not continue to improve in line with our expectations due to the impact of the new and emerging variants, or clients default on loans beyond our current expectations, we may recognize further credit losses beyond those reflected in the current year’s ECL allowances. The effectiveness of various government support programs in place for individuals and businesses as well as the efficacy of vaccines in controlling new and emerging variants also impact our expectations. Similarly, because of changing economic and market conditions, we may be required to recognize losses, impairments, or reductions in other comprehensive income (OCI) in future periods relating to other assets that we hold.
We continue to adapt our operating model with a focus on the ongoing safety of our team members. We have commenced a program to return our teams to the office while continuing to observe the health and safety guidelines.
Relevant operational risk metrics continue to track at an acceptable level. Operational resilience and sustainability remain our key areas of focus. We will continue to monitor our risk posture and trends to ensure operational risks are managed appropriately and in a timely manner.
If further variants continue to emerge that give rise to similar effects that vaccines are not able to effectively mitigate in a timely manner and if broader economic closures are reinstated to address future waves of infection, the impact on the economy and financial markets could deepen and result in further volatility. Unexpected developments in financial markets, regulatory environments, or consumer behaviour and confidence may have additional adverse impacts on our business, results of operations, reputation and financial condition.
Geo-political
risk
The level of
geo-political
risk escalates at certain points in time. While the specific impact on the global economy and on global credit and capital markets would depend on the nature of the event, in general, any major event could result in instability and volatility, leading to widening spreads, declining equity valuations, flight to safe-haven currencies and increased purchases of gold. In the short run, market disruption could hurt the net income of our trading and non-trading
market risk positions.
Geo-political
risk could reduce economic growth, and in combination with the potential impacts on commodity prices and the recent rise of protectionism, could have serious negative implications for general economic and banking activities. Current areas of concern include:
•	Global uncertainty and market repercussions pertaining to the spread of COVID-19 as discussed above;
•	The war in Ukraine;
•	Rising civil unrest and activism globally;
•	Ongoing U.S., Canada and China relations and trade issues;
•	Implications of the U.S. “Buy American” policy;
•	Relations between the U.S. and Iran;
•	Tensions in the Middle East; and
•	Concerns following the agreed-upon Brexit deal.
While it is impossible to predict where new
geo-political
disruption will occur, we do pay particular attention to markets and regions with existing or recent historical instability to assess the impact of these environments on the markets and businesses in which we operate.
Canadian consumer debt and the housing market
OSFI’s Guideline B-20 was introduced in 2012, with a subsequent update effective January 2018, to provide its expectations for strong residential mortgage underwriting for federally regulated lenders. The revised guideline had its intended effect as debt-to-income ratios flattened in 2018–2019. Subsequently, to counter the potentially unfavourable impact of COVID-19, the government put in place several support programs, the Bank of Canada cut interest rates and CIBC and other Canadian banks supported clients with relief programs across all retail products, including mortgages. While there is still continued economic and employment uncertainty, housing market prices have surpassed pre-COVID-19 levels giving rise to the risk that our borrowers may be unable to repay loan obligations. In June 2021, as part of the updated Guideline B-20, we started to qualify uninsured and insured mortgages at the higher of the mortgage contract rate plus 2%, or 5.25%. In March 2022, the Bank of Canada started to increase interest rates with further increases expected throughout the year, leading to higher mortgage rates. We continuously run stress tests and perform scenario and sensitivity analyses to assess the potential impact of a number of macro-economic factors, including interest rates, unemployment and housing prices, on borrowers’ ability to repay loan obligations and portfolio performance.
Commodity prices
Commodity markets continued to exhibit elevated volatility in recent months, as the war in Ukraine exacerbated supply constraints and added to the level of uncertainty in the markets. Oil and natural gas, in particular, were subject to sustained upward price pressure with the West Texas Intermediate benchmark for crude trading as high as $130 per barrel while US Henry Hub natural gas prices exceeded $8/MMBtu. While Russian sanctions have less of a direct impact on North American energy prices, the impact is still being felt globally as exports from the third-largest oil producer and second-largest gas producer are becoming increasingly curtailed. Supply and demand dynamics also continue to be influenced by the COVID-19 pandemic, with recent lockdowns in China further straining supply chains as well as driving some potential destruction in demand. Elevated volatility was also observed in base metals over recent months, with nickel subject to historic price swings amid a short squeeze and briefly suspended from trading on the London Metal Exchange. With a ratcheting up of sanctions on Russia, including a potential European Union ban on Russian exports, along with the ripple effects from pandemic lockdowns in China, we anticipate continued volatility and upward price pressure on commodities in the

CIBC SECOND QUARTER 2022	27

near-term. We also continue to monitor longer-term developments in various Western economies with domestic independence, inflationary pressures and environmental, social and governance considerations all weighing on energy policies that will shape future production and trade flows.
Interbank Offered Rate transition
Interest rate benchmarks including the London Interbank Offered Rate (LIBOR) and other similar benchmarks, are being reformed and replaced by new risk-free rates (RFRs) that are largely based on traded markets. The United Kingdom’s (U.K.’s) Financial Conduct Authority (FCA) originally announced in July 2017 that it would not compel banks to submit LIBOR rates beyond 2021. Consistent with this announcement, as of December 31, 2021 a formal cessation of GBP, EUR, JPY and CHF LIBORs occurred, with fallback to the replacement RFRs triggered. In addition, trading of USD LIBOR has been curtailed in advance of its forthcoming cessation in June 2023. This marks a significant milestone on the part of the industry in its transition away from LIBOR as the reference rate underpinning a large volume of loan, derivative and cash products globally. We continue to monitor industry developments in this space and have also implemented controls to ensure new USD LIBOR trades are for permitted purposes only during this transition. Furthermore, in December 2021 the Canadian Alternative Reference Rate working group (CARR) recommended that the Canadian Dollar Offered Rate (CDOR) should cease calculation and publication by June 2024 with CORRA suggested as the replacement benchmark rate. On May 16, 2022, the CDOR administrator announced the cessation of CDOR consistent with the recommendations outlined by CARR.
Tax reform
As many governments took on additional debt to support the economy during the pandemic and look to ensure a strong post-pandemic recovery, there are tax reform proposals that could increase taxes affecting CIBC.
The 2022 Canadian Federal budget included proposals that if enacted would increase our income taxes as described in the “Income taxes” subsection of the “Financial results review” section of this MD&A.
In 2021, 130 countries, including Canada and the other G20 nations, agreed on a new framework for global tax reform that, if enacted, would be effective beginning in 2023. The two-pillar framework’s stated purpose is to ensure that large Multinational Enterprises (MNEs) pay tax where they operate and earn profit. Although some model rules have been published by The Organisation for Economic Co-operation and Development (OECD), no legislation has yet been proposed by the Canadian government for these proposals.
Regulatory developments
See the “Capital management”, “Credit risk” and “Accounting and control matters” sections for additional information on regulatory developments.
Accounting developments
See Note 32 to the consolidated financial statements included in our 2021 Annual Report for information on accounting developments.

28	CIBC SECOND QUARTER 2022

Risks arising from business activities
The chart below shows our business activities and related risk measures based upon regulatory RWA and allocated common equity as at April 30, 2022:

(1)	Average balances are calculated as a weighted average of daily closing balances.
(2)	Includes counterparty credit risk (CCR) of $15 million, which comprises derivatives and repo-style transactions.
(3)	Includes CCR of $20,858 million, which comprises derivatives and repo-style transactions.
(4)	Includes CCR of $23 8 million, which comprises derivatives and repo-style transactions.
(5)	Average allocated common equity is a non-GAAP measure. For additional information on the composition of this non-GAAP measure, see the “Non-GAAP measures” section.
(6)	Represents average allocated common equity relating to capital deductions, such as goodwill and intangible assets, in accordance with the rules in OSFI’s CAR Guideline.

CIBC SECOND QUARTER 2022	29

Credit risk

Credit risk is the risk of financial loss due to a borrower or counterparty failing to meet its obligations in accordance with contractual terms.
Credit risk arises out of the lending businesses in each of our SBUs and in International Banking, which is included in Corporate and Other. Other sources of credit risk consist of our trading activities, which include our OTC derivatives, debt securities, and our repo-style transaction activity. In addition to losses on the default of a borrower or counterparty, unrealized gains or losses may occur due to changes in the credit spread of the counterparty, which could impact the carrying or fair value of our assets.
Exposure to credit risk

$ millions, as at	2022 Apr. 30	2021 Oct. 31
Business and government portfolios – advanced internal ratings-based approach (AIRB)
Drawn	$281,599	$257,709
Undrawn commitments	70,621	71,496
Repo-style transactions	245,333	242,102
Other off-balance sheet	93,201	79,985
OTC derivatives	24,636	20,690
Gross exposure at default (EAD) on business and government portfolios	715,390	671,982
Less: Collateral held for repo-style transactions	228,094	225,399
Net EAD on business and government portfolios	487,296	446,583
Retail portfolios – AIRB approach
Drawn	307,555	295,290
Undrawn commitments	99,281	94,077
Other off-balance sheet	400	367
Gross EAD on retail portfolios	407,236	389,734
Standardized portfolios (1)	94,016	83,989
Securitization exposures – AIRB approach	13,217	10,823
Gross EAD	$1,229,859	$1,156,528
Net EAD	$1,001,765	$931,129
(1)
Includes $79.8 billion relating to business and government loans (October 31, 2021: $73.2 billion), $10.0 billion (October 31, 2021: $6.3 billion) relating to retail portfolios, and $4.2 billion (October 31, 2021: $4.6 billion) relating to securitization exposures. Our business and government loans under the standardized approach consist of $51.7 billion (October 31, 2021: $45.3 billion) to corporates, $25.9 billion (October 31, 2021: $26.3 billion) to sovereigns, and $2.2 billion (October 31, 2021: $1.6 billion) to banks.

Forbearance policy
We employ forbearance techniques to manage client relationships and to minimize credit losses due to default, foreclosure or repossession. In certain circumstances, it may be necessary to modify a loan for reasons related to a borrower’s financial difficulties, reducing the potential of default. Under these circumstances, debt restructurings are subject to our normal quarterly impairment review which considers, amongst other factors, covenants and/or payment delinquencies. Loan loss provisions are adjusted as appropriate.
In retail lending, forbearance techniques include interest capitalization, amortization amendments and debt consolidations. We have a set of eligibility criteria that allow our Client Account Management team to determine suitable remediation strategies and propose products based on each borrower’s situation.
The solutions available to corporate and commercial clients vary based on the individual nature of the client’s situation and are undertaken selectively where it has been determined that the client has or is likely to have repayment difficulties servicing its obligations. Covenants often reveal changes in the client’s financial situation before there is a change in payment behaviour and typically allow for a right to reprice or accelerate payments. Solutions may be temporary in nature or may involve other special management options.

30	CIBC SECOND QUARTER 2022

Real estate secured personal lending
Real estate secured personal lending comprises residential mortgages, and personal loans and lines secured by residential property. This portfolio is low risk, as we have a first charge on the majority of the properties and a second lien on only a small portion of the portfolio. We use the same lending criteria in the adjudication of both first lien and second lien loans.
The following disclosures are required by OSFI pursuant to the Guideline
B-20
“Residential Mortgage Underwriting Practices and Procedures” (Guideline
B-20).
The following table provides details on our residential mortgage and home equity line of credit (HELOC) portfolios:

	Residential mortgages (1)				HELOC (2)		Total
$ billions, as at April 30, 2022	Insured		Uninsured		Uninsured		Insured		Uninsured
Ontario (3)	$23.2	17%	$116.6	83%	$10.5	100%	$23.2	15%	$127.1	85%
British Columbia and territories (4)	8.0	16	43.2	84	3.9	100	8.0	15	47.1	85
Alberta	12.5	47	14.3	53	2.1	100	12.5	43	16.4	57
Quebec	5.3	27	14.6	73	1.2	100	5.3	25	15.8	75
Central prairie provinces	3.3	44	4.2	56	0.6	100	3.3	41	4.8	59
Atlantic provinces	3.4	39	5.4	61	0.7	100	3.4	36	6.1	64
Canadian portfolio (5)(6)	55.7	22	198.3	78	19.0	100	55.7	20	217.3	80
U.S. portfolio (5)	–	–	2.2	100	–	–	–	–	2.2	100
Other international portfolio (5)	–	–	2.5	100	–	–	–	–	2.5	100
Total portfolio	$55.7	22%	$203.0	78%	$19.0	100%	$55.7	20%	$222.0	80%
October 31, 2021	$59.6	24%	$187.9	76%	$18.8	100%	$59.6	22%	$206.7	78%
(1)	Balances reflect principal values.
(2)	We did not have any insured HELOCs as at April 30, 2022 and October 31, 2021.
(3)
Includes $10.6 billion (October 31, 2021: $11.7 billion) of insured residential mortgages, $73.4 billion (October 31, 2021: $67.7 billion) of uninsured residential mortgages, and $6.2 billion (October 31, 2021: $6.0 billion) of HELOCs in the Greater Toronto Area (GTA).

(4)
Includes $3.5 billion (October 31, 2021: $3.8 billion) of insured residential mortgages, $29.7 billion (October 31, 2021: $27.9 billion) of uninsured residential mortgages, and $2.5 billion (October 31, 2021: $2.4 billion) of HELOCs in the Greater Vancouver Area (GVA).

(5)	Geographic location is based on the address of the property.
(6)
63% (October 31, 2021: 64%) of insurance on Canadian residential mortgages is provided by Canada Mortgage and Housing Corporation (CMHC) and the remaining by two private Canadian insurers, both rated at least AA (low) by DBRS Limited (DBRS).

The average
loan-to-value
(LTV) ratios
(
1)
for our uninsured residential mortgages and HELOCs originated and acquired during the quarter and six months ended April 30, 2022, are provided in the following table:

	For the three months ended						For the six months ended
	2022 Apr. 30		2022 Jan. 31		2021 Apr. 30		2022 Apr. 30		2021 Apr. 30
	Residential mortgages	HELOC	Residential mortgages	HELOC	Residential mortgages	HELOC	Residential mortgages	HELOC	Residential mortgages	HELOC
Ontario (2)	65%	65%	66%	66%	63%	68%	65%	66%	63%	68%
British Columbia and territories (3)	62	64	63	65	60	66	63	64	60	66
Alberta	72	73	72	72	68	74	72	73	67	73
Quebec	69	72	69	72	68	73	69	72	68	73
Central prairie provinces	72	74	71	73	68	75	71	73	68	75
Atlantic provinces	70	71	71	72	70	75	70	71	69	75
Canadian portfolio (4)	65%	66%	66%	67%	63%	69%	66%	66%	63%	69%
U.S. portfolio (4)	63%	62%	65%	54%	64%	71%	64%	59%	62%	67%
Other international portfolio (4)	73%	n/m	73%	n/m	76%	n/m	73%	n/m	76%	n/m
(1)	LTV ratios for newly originated and acquired residential mortgages and HELOCs are calculated based on weighted average.
(2)
Average LTV ratios for our uninsured GTA residential mortgages originated during the quarter were 64% (January 31, 2022: 65%; April 30, 2021: 63%) and 65% for the six months ended April 30, 2022 (April 30, 2021: 63%).

(3)
Average LTV ratios for our uninsured GVA residential mortgages originated during the quarter were 62% (January 31, 2022: 63%; April 30, 2021: 58%) and 62% for the six months ended April 30, 2022 (April 30, 2021: 58%).

(4)	Geographic location is based on the address of the property.
n/m	Not meaningful.
The following table provides the average LTV ratios on our total Canadian residential mortgage portfolio:

	Insured	Uninsured
April 30, 2022 (1)(2)	49%	46%
October 31, 2021 (1)(2)	51%	49%
(1)
LTV ratios for residential mortgages are calculated based on weighted average. The house price estimates for April 30, 2022 and October 31, 2021 are based on the Forward Sortation Area level indices from the Teranet – National Bank National Composite House Price Index (Teranet) as of March 31, 2022 and September 30, 2021, respectively. Teranet is an independent estimate of the rate of change in Canadian home prices.

(2)
Average LTV ratio on our uninsured GTA residential mortgage portfolio was 44% (October 31, 2021: 47%). Average LTV ratio on our uninsured GVA residential mortgage portfolio was 43% (October 31, 2021: 45%).

CIBC SECOND QUARTER 2022	31

The table below summarizes the remaining amortization profile of our total Canadian, U.S. and other international residential mortgages based upon current customer payment amounts:

	0–5 years	>5–10 years	>10–15 years	>15–20 years	>20–25 years	>25–30 years	>30–35 years	>35 years
Canadian portfolio
April 30, 2022	1%	3%	6%	16%	36%	26%	12%	–%
October 31, 2021	1%	3%	7%	17%	45%	27%	–%	–%
U.S. portfolio
April 30, 2022	1%	3%	6%	8%	10%	72%	–%	–%
October 31, 2021	1%	3%	6%	9%	10%	71%	–%	–%
Other international portfolio
April 30, 2022	7%	13%	21%	23%	19%	16%	1%	–%
October 31, 2021	7%	12%	21%	24%	19%	15%	1%	–%
We have two types of condominium exposures in Canada: mortgages and developer loans. Both are primarily concentrated in the Toronto and Vancouver areas. As at April 30, 2022, our Canadian condominium mortgages were $37.1 billion (October 31, 2021: $34.7 billion) of which 22% (October 31, 2021: 24%) were insured. Our drawn developer loans were $1.3 billion (October 31, 2021: $1.1 billion) or 0.7% (October 31, 2021: 0.7%) of our business and government portfolio, and our related undrawn exposure was $5.3 billion (October 31, 2021: $4.9 billion). The condominium developer exposure is diversified across 109 projects.
We stress test our mortgage and HELOC portfolios to determine the potential impact of different economic events. Our stress tests can use variables such as unemployment rates, debt service ratios and housing price changes, to model potential outcomes for a given set of circumstances. The stress testing involves variables that could behave differently in certain situations. Our main tests use economic variables in a similar range or more conservative to historical events when Canada experienced economic downturns, and also incorporate the impact of the
COVID-19
pandemic. Our results show that in an economic downturn, our strong capital position should be sufficient to absorb mortgage and HELOC losses.
On December 17, 2021, OSFI and the Department of Finance confirmed that the minimum qualifying rate for uninsured and insured mortgages will remain the higher of: (i) the mortgage contract rate plus 2%; or (ii) 5.25% as a minimum floor.

Trading credit exposure
We have trading credit exposure (also called counterparty credit exposure) that arises from our OTC derivatives and our repo-style transactions. The nature of our derivatives exposure and how it is mitigated is described in Note 13 to the consolidated financial statements included in our 2021 Annual Report. Our repo-style transactions consist of our securities bought or sold under repurchase agreements, and our securities borrowing and lending activity.
The following table shows the rating profile of OTC derivative mark-to-market
(MTM) receivables:

$ billions, as at	2022 Apr. 30		2021 Oct. 31
	Exposure (1)
Investment grade	$13.42	72.8%	$9.87	68.9%
Non-investment grade	4.71	25.5	4.39	30.6
Watch list	0.32	1.7	0.07	0.5
Default	–	–	–	–
Unrated	–	–	–	–
	$18.45	100.0%	$14.33	100.0%
(1)	MTM of OTC derivative contracts is after the impact of master netting agreements, but before any collateral.
Impaired loans
The following table provides details of our impaired loans and allowance for credit losses:

	As at or for the three months ended									As at or for the six months ended
$ millions	2022 Apr. 30			2022 Jan. 31			2021 Apr. 30			2022 Apr. 30			2021 Apr. 30
	Business and government loans	Consumer loans	Total	Business and government loans	Consumer loans	Total	Business and government loans	Consumer loans	Total	Business and government loans	Consumer loans	Total	Business and government loans	Consumer loans	Total
Gross impaired loans
Balance at beginning of period	$1,086	$814	$1,900	$1,033	$800	$1,833	$1,476	$979	$2,455	$1,033	$800	$1,833	$1,359	$990	$2,349
Classified as impaired during the period	140	343	483	109	333	442	192	534	726	249	676	925	599	967	1,566
Transferred to performing during the period	(9)	(75)	(84)	(20)	(75)	(95)	(33)	(152)	(185)	(29)	(150)	(179)	(101)	(353)	(454)
Net repayments (1)	(39)	(131)	(170)	(42)	(104)	(146)	(149)	(159)	(308)	(81)	(235)	(316)	(275)	(243)	(518)
Amounts written off	(186)	(179)	(365)	(10)	(147)	(157)	(66)	(250)	(316)	(196)	(326)	(522)	(136)	(400)	(536)
Foreign exchange and other	7	3	10	16	7	23	(29)	(9)	(38)	23	10	33	(55)	(18)	(73)
Balance at end of period	$999	$775	$1,774	$1,086	$814	$1,900	$1,391	$943	$2,334	$999	$775	$1,774	$1,391	$943	$2,334
Allowance for credit losses – impaired loans	$377	$304	$681	$520	$276	$796	$620	$286	$906	$377	$304	$681	$620	$286	$906
Net impaired loans (2)
Balance at beginning of period	$566	$538	$1,104	$525	$536	$1,061	$790	$713	$1,503	$525	$536	$1,061	$709	$726	$1,435
Net change in gross impaired	(87)	(39)	(126)	53	14	67	(85)	(36)	(121)	(34)	(25)	(59)	32	(47)	(15)
Net change in allowance	143	(28)	115	(12)	(12)	(24)	66	(20)	46	131	(40)	91	30	(22)	8
Balance at end of period	$622	$471	$1,093	$566	$538	$1,104	$771	$657	$1,428	$622	$471	$1,093	$771	$657	$1,428
Net impaired loans as a percentage of net loans and acceptances			0.22%			0.23%			0.33%			0.22%			0.33%
(1)	Includes disposals of loans.
(2)	Net impaired loans are gross impaired loans net of stage 3 allowance for credit losses.

32	CIBC SECOND QUARTER 2022

Gross impaired loans
As at April 30, 2022, gross impaired loans were $1,774 million, down $560 million from the same quarter last year, primarily due to decreases in the Canadian residential mortgages portfolio, and in the utilities, retail and wholesale, real estate and construction, and business services sectors.
Gross impaired loans were down $126 million from the prior quarter, primarily due to decreases in the utilities and financial institutions sectors, and in the Canadian residential mortgages portfolio.
50% of gross impaired loans related to Canada, of which the residential mortgages and personal lending portfolios, as well as the retail and wholesale, and education, health and social services sectors accounted for the majority.
29% of gross impaired loans related to the U.S., of which the real estate and construction, capital goods manufacturing, and business services sectors accounted for the majority.
The remaining gross impaired loans related to CIBC FirstCaribbean, of which the residential mortgages and personal lending portfolios, as well as the real estate and construction and business services sectors accounted for the majority.
Allowance for credit losses – impaired loans
Allowance for credit losses on impaired loans was $681 million, down $225 million from the same quarter last year, primarily due to decreases in the business services, utilities, retail and wholesale, and oil and gas sectors.
Allowance for credit losses on impaired loans was down $115 million from the prior quarter, primarily due to decreases in the utilities, capital goods manufacturing and financial institutions sectors.

Loans contractually past due but not impaired
The following table provides an aging analysis of loans that are not impaired, where repayment of principal or payment of interest is contractually in arrears. Loans less than 30 days past due are excluded as such loans are not generally indicative of the borrowers’ ability to meet their payment obligations.

$ millions, as at			2022 Apr. 30	2021 Oct. 31
	31 to 90 days	Over 90 days	Total	Total
Residential mortgages	$673	$–	$673	$703
Personal	181	–	181	146
Credit card (1)	197	96	293	203
Business and government	172	–	172	162
	$1,223	$96	$1,319	$1,214
(1) For the acquired Canadian Costco credit card portfolio, the credit cards were transferred in the aging category that applied at the time of acquisition and have continued to age to the extent a payment has not been made.

Exposure to certain countries and regions
The following table provides our exposure to certain countries and regions outside of Canada and the U.S.
Our direct exposures presented in the table below comprise (A) funded –
on-balance
sheet loans (stated at amortized cost net of stage 3 allowance for credit losses, if any), deposits with banks (stated at amortized cost net of stage 3 allowance for credit losses, if any) and securities (stated at carrying value); (B) unfunded – unutilized credit commitments, letters of credit, and guarantees (stated at notional amount net of stage 3 allowance for credit losses, if any); and (C) derivative MTM receivables (stated at fair value) and repo-style transactions (stated at fair value).
The following table provides a summary of our positions in these regions:

Direct exposures
	Funded				Unfunded			Derivative MTM receivables and repo-style transactions (1)
$ millions, as at April 30, 2022	Corporate	Sovereign	Banks	Total funded (A)	Corporate	Banks	Total unfunded (B)	Corporate	Sovereign	Banks	Net exposure (C)	Total direct exposure (A)+(B)+(C)
U.K.	$2,933	$2,613	$1,588	$7,134	$3,648	$553	$4,201	$673	$1	$2,200	$2,874	$14,209
Europe excluding U.K. (2)	3,293	536	6,156	9,985	3,154	1,369	4,523	326	112	586	1,024	15,532
Caribbean	4,749	2,376	3,427	10,552	1,817	2,202	4,019	–	–	274	274	14,845
Latin America (3)	203	104	22	329	224	–	224	9	39	1	49	602
Asia	621	3,763	3,746	8,130	3	516	519	–	114	592	706	9,355
Oceania (4)	3,478	1,301	1,181	5,960	2,196	256	2,452	26	–	31	57	8,469
Other	152	–	286	438	420	381	801	–	–	4	4	1,243
Total (5)	$15,429	$10,693	$16,406	$42,528	$11,462	$5,277	$16,739	$1,034	$266	$3,688	$4,988	$64,255
October 31, 2021 (6)	$13,496	$12,483	$9,153	$35,132	$9,366	$5,422	$14,788	$912	$339	$1,630	$2,881	$52,801
(1)
The amounts shown are net of CVA and collateral. Collateral on derivative MTM receivables was $4.0 billion (October 31, 2021: $4.6 billion), collateral on repo-style transactions was $59.5 billion (October 31, 2021: $60.5 billion), and both comprise cash and investment grade debt securities.

(2)	Exposure to Russia and Ukraine is de minimis.
(3)	Includes Mexico, Central America and South America.
(4)	Includes Australia and New Zealand.
(5)	Excludes exposure of $4,242 million (October 31, 2021: $4,947 million) to supranationals (a multinational organization or a political union comprising member nation-states).
(6)	Prior period amounts have been restated to conform to the presentation adopted in the current year.

CIBC SECOND QUARTER 2022	33

Market risk

Market risk is the risk of economic and/or financial loss in our trading and non-trading
portfolios from adverse changes in underlying market factors, including interest rates, foreign exchange rates, equity market prices, commodity prices, credit spreads, and customer behaviour for retail products. Market risk arises in CIBC’s trading and treasury activities, and encompasses all market-related positioning and market-making activity.
The trading book consists of positions in financial instruments and commodities held to meet the near-term needs of our clients.
The
non-trading
book consists of positions in various currencies that are related to asset/liability management and investment activities.
Risk measurement
The following table provides balances on the interim consolidated balance sheet that are subject to market risk. Certain differences between accounting and risk classifications are detailed in the footnotes below:

$ millions, as at					2022 Apr. 30					2021 Oct. 31
		Subject to market risk (1)					Subject to market risk (1)
	Consolidated balance sheet	Trading		Non- trading	Not subject to market risk	Consolidated balance sheet	Trading		Non- trading	Not subject to market risk	Non-traded risk primary risk sensitivity
Cash and non-interest-bearing deposits with banks	$20,768	$–		$3,062	$17,706	$34,573	$–		$2,661	$31,912	Foreign exchange
Interest-bearing deposits with banks	27,252	85		27,167	–	22,424	19		22,405	–	Interest rate
Securities	172,273	52,385		119,888	–	161,401	56,028		105,373	–	Interest rate, equity
Cash collateral on securities borrowed	14,623	–		14,623	–	12,368	–		12,368	–	Interest rate
Securities purchased under resale agreements	64,424	–		64,424	–	67,572	–		67,572	–	Interest rate
Loans
Residential mortgages	261,986	–		261,986	–	251,526	–		251,526	–	Interest rate
Personal	43,969	–		43,969	–	41,897	–		41,897	–	Interest rate
Credit card	15,087	–		15,087	–	11,134	–		11,134	–	Interest rate
Business and government	172,475	26,894	(2)	145,581	–	150,213	24,780	(2)	125,433	–	Interest rate
Allowance for credit losses	(2,823)	–		(2,823)	–	(2,849)	–		(2,849)	–	Interest rate
Derivative instruments	46,665	44,744		1,921	–	35,912	34,589		1,323	–	Interest rate, foreign exchange
Customers’ liability under acceptances	11,736	–		11,736	–	10,958	–		10,958	–	Interest rate
Other assets	45,713	3,551		30,458	11,704	40,554	2,977		26,743	10,834	Interest rate, equity, foreign exchange
	$894,148	$127,659		$737,079	$29,410	$837,683	$118,393		$676,544	$42,746
Deposits	$665,487	$680	(3)	$588,718	$76,089	$621,158	$609	(3)	$548,419	$72,130	Interest rate
Obligations related to securities sold short	18,970	17,605		1,365	–	22,790	19,472		3,318	–	Interest rate
Cash collateral on securities lent	3,094	–		3,094	–	2,463	–		2,463	–	Interest rate
Obligations related to securities sold under repurchase agreements	66,837	–		66,837	–	71,880	–		71,880	–	Interest rate
Derivative instruments	45,054	42,009		3,045	–	32,101	30,882		1,219	–	Interest rate, foreign exchange
Acceptances	11,767	–		11,767	–	10,961	–		10,961	–	Interest rate
Other liabilities	28,701	2,933		16,063	9,705	24,961	2,705		11,344	10,912	Interest rate
Subordinated indebtedness	6,291	–		6,291	–	5,539	–		5,539	–	Interest rate
	$846,201	$63,227		$697,180	$85,794	$791,853	$53,668		$655,143	$83,042
(1)	Funding valuation adjustment (FVA) exposures are excluded from trading activities for regulatory capital purposes, with related derivative hedges to these FVA exposures also excluded.
(2)	Excludes nil (October 31, 2021: $48 million) of loans that are warehoused for future securitization purposes. These are considered non-trading for market risk purposes.
(3)	Comprises FVO deposits which are considered trading for market risk purposes.

34	CIBC SECOND QUARTER 2022

Trading activities
We hold positions in traded financial contracts to meet client investment and risk management needs. Trading revenue (net interest income and non-interest
income) is generated from these transactions. Trading instruments are recorded at fair value and include debt and equity securities, as well as interest rate, foreign exchange, equity, commodity, and credit derivative products.
Value-at-Risk
Our
Value-at-Risk
(VaR) methodology is a statistical technique that measures the potential overnight loss at a 99% confidence level. We use a full revaluation historical simulation methodology to compute VaR, stressed VaR and other risk measures.
The following table shows VaR, stressed VaR and incremental risk charge (IRC) for our trading activities based on risk type under an internal models approach.

	As at or for the three months ended								As at or for the six months ended
$ millions				2022 Apr. 30		2022 Jan. 31		2021 Apr. 30	2022 Apr. 30	2021 Apr. 30
	High	Low	As at	Average	As at	Average	As at	Average	Average	Average
Interest rate risk	$14.8	$4.7	$6.4	$6.9	$13.1	$9.6	$10.3	$7.5	$8.3	$7.1
Credit spread risk	6.2	1.2	1.9	2.3	5.4	8.1	9.4	8.9	5.3	8.5
Equity risk	6.1	3.0	5.2	4.3	3.9	4.8	3.3	3.7	4.6	3.5
Foreign exchange risk	4.3	0.6	1.5	1.8	2.2	2.1	1.1	1.2	1.9	1.4
Commodity risk	4.9	1.3	1.3	2.7	4.5	3.1	1.1	3.1	2.9	3.1
Debt specific risk	2.8	1.8	2.5	2.2	2.7	2.5	3.5	3.5	2.4	3.3
Diversification effect (1)	n/m	n/m	(8.7)	(12.1)	(23.1)	(21.2)	(21.5)	(21.1)	(16.9)	(19.6)
Total VaR (one-day measure)	$10.3	$6.6	$10.1	$8.1	$8.7	$9.0	$7.2	$6.8	$8.5	$7.3
Stressed total VaR (one-day measure)	$44.5	$16.1	$32.5	$26.6	$30.6	$33.2	$27.2	$26.2	$30.0	$26.6
IRC (one-year measure)	$151.3	$115.2	$125.0	$133.3	$142.8	$142.7	$219.8	$199.2	$138.1	$185.9
(1)	Total VaR is less than the sum of the VaR of the different market risk types due to risk offsets resulting from a portfolio diversification effect.
n/m	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.
Average total VaR for the three months ended April 30, 2022 was down $0.9 million from the prior quarter, driven primarily by decreases in credit spread and interest rate risks, partially offset by a decrease in diversification benefit.
Average stressed total VaR for the three months ended April 30, 2022 was down $6.6 million from the prior quarter, driven by decreases in equity and interest rate risks, partially offset by a decrease in diversification benefit and an increase in foreign exchange risk. For all quarters shown, our stressed VaR window has been the 2008–2009 Global Financial Crisis period. This historical period exhibited not only increased volatility in interest rates but also increased volatility in equity prices, combined with a reduction in the level of interest rates, and an increase in credit spreads.
Average IRC for the three months ended April 30, 2022 was down $9.4 million from the prior quarter, due to a better rated and smaller bond inventory.

CIBC SECOND QUARTER 2022	35

Trading revenue
Trading revenue (TEB) comprises both trading net interest income and non-interest
income and excludes underwriting fees and commissions. Trading revenue (TEB) in the chart below excludes certain exited portfolios.
During the quarter, trading revenue (TEB) was positive for 100% of the days. Average daily trading revenue (TEB) was $9.2 million during the quarter. Average daily trading revenue (TEB) is calculated as the total trading revenue (TEB) divided by the number of business days in the period.
Trading revenue (TEB)
(1)
versus VaR
(2)
The trading revenue (TEB) versus VaR graph below shows the current quarter and the three previous quarters’ daily trading revenue (TEB) against the close of business day VaR measures.

(1)	Excludes certain month-end transfer pricing and other miscellaneous adjustments.
(2)	Fair value adjustments are excluded from trading activities for regulatory capital purposes, with related derivative hedges to these fair value adjustments also excluded.

Non-trading
activities
Structural interest rate risk
Structural interest rate risk (SIRR) primarily consists of the risk arising due to mismatches in assets and liabilities, which do not arise from trading and trading-related businesses. The objective of SIRR management is to lock in product spreads and deliver stable and predictable net interest income over time, while managing the risk to the economic value of our assets arising from changes in interest rates.
SIRR results from differences in the maturities or repricing dates of assets and liabilities, both on- and off-balance sheet, as well as from embedded optionality in retail products, and other product features that could affect the expected timing of cash flows, such as options to pre-pay loans or redeem term deposits prior to contractual maturity. A number of assumptions affecting cash flows, product repricing and the administration of rates underlie the models used to measure SIRR. The key assumptions pertain to the expected funding profile of mortgage rate commitments, fixed rate loan prepayment behaviour, term deposit redemption behaviour, the treatment of non-maturity deposits and equity. All assumptions are derived empirically based on historical client behaviour, balance sheet composition and product pricing with the consideration of possible forward-looking changes. All models and assumptions used to measure SIRR are subject to independent oversight by Risk Management. A variety of cash instruments and derivatives, primarily interest rate swaps, are used to manage these risks.
The following table shows the potential
before-tax
impact of an immediate and sustained 100 basis points increase and 25 basis points decrease in interest rates on projected
12-month
net interest income and economic value of equity (EVE) for our structural balance sheet, assuming no subsequent hedging. While an immediate and sustained shock of 100 basis points is typically applied, and notwithstanding the possibility of negative rates, due to the low interest rate environment in both Canada and the U.S., an immediate downward shock of 25 basis points was applied while maintaining a floor on market and client interest rates at zero.

Structural interest rate sensitivity – measures

$ millions (pre-tax), as at		2022 Apr. 30		2022 Jan. 31		2021 Apr. 30
	CAD (1)	USD	CAD (1)	USD	CAD (1)	USD
100 basis point increase in interest rates
Increase (decrease) in net interest income	$402	$26	$380	$74	$362	$77
Increase (decrease) in EVE	(679)	(321)	(651)	(216)	(608)	(288)
25 basis point decrease in interest rates
Increase (decrease) in net interest income	(101)	(9)	(124)	(33)	(148)	(50)
Increase (decrease) in EVE	159	82	142	57	83	27

(1)	Includes CAD and other currency exposures.

36	CIBC SECOND QUARTER 2022

Liquidity risk

Liquidity risk is the risk of having insufficient cash or its equivalent in a timely and cost-effective manner to meet financial obligations as they come due. Common sources of liquidity risk inherent in banking services include unanticipated withdrawals of deposits, the inability to replace maturing debt, credit and liquidity commitments, and additional pledging or other collateral requirements.
Our approach to liquidity risk management supports our business strategy, aligns with our risk appetite and adheres to regulatory expectations.
Our management strategies, objectives and practices are regularly reviewed to align with changes to the liquidity environment, including regulatory, business and/or market developments. Liquidity risk remains within CIBC’s risk appetite.
Governance and management
We manage liquidity risk in a manner that enables us to withstand a liquidity stress event without an adverse impact on the viability of our operations. Actual and anticipated cash flows generated from on-
and
off-balance
sheet exposures are routinely measured and monitored to ensure compliance with established limits. We incorporate stress testing into the management and measurement of liquidity risk. Stress test results assist with the development of our liquidity assumptions, identification of potential constraints to funding planning, and contribute to the design of our contingency funding plan.
The Global Asset Liability Committee (GALCO) governs CIBC’s liquidity risk management, ensuring the liquidity risk management methodologies, assumptions, and key metrics are regularly reviewed and consider CIBC’s requirements. The Liquidity Risk Management Committee, a subcommittee of GALCO, monitors global liquidity risk and is responsible for ensuring that CIBC’s liquidity risk profile is comprehensively measured and managed in alignment with CIBC’s strategic direction, risk appetite and regulatory requirements.
The Risk Management Committee (RMC) provides governance through bi-annual
review of CIBC’s liquidity risk management policy, and recommends liquidity risk tolerance to the Board through the risk appetite statement which is reviewed annually.

Liquid assets
Available liquid assets include unencumbered cash and marketable securities from on-
and
off-balance
sheet sources that can be used to access funding in a timely fashion. Encumbered liquid assets, composed of assets pledged as collateral and those assets that are deemed restricted due to legal, operational, or other purposes, are not considered as sources of available liquidity when measuring liquidity risk.
Encumbered and unencumbered liquid assets from
on-
and
off-balance
sheet sources are summarized as follows:

$ millions, as at		Bank owned liquid assets	Securities received as collateral	Total liquid assets	Encumbered liquid assets	Unencumbered liquid assets	(1)
2022	Cash and deposits with banks	$48,020	$–	$48,020	$260	$47,760
Apr. 30	Securities issued or guaranteed by sovereigns, central banks, and multilateral development banks	125,253	97,078	222,331	126,866	95,465
	Other debt securities	5,596	7,178	12,774	2,553	10,221
	Equities	33,715	26,248	59,963	30,337	29,626
	Canadian government guaranteed National Housing Act mortgage-backed securities	34,533	1,811	36,344	14,862	21,482
	Other liquid assets (2)	16,623	2,827	19,450	10,819	8,631
		$263,740	$135,142	$398,882	$185,697	$213,185
2021	Cash and deposits with banks	$56,997	$–	$56,997	$252	$56,745
Oct. 31	Securities issued or guaranteed by sovereigns, central banks, and multilateral development banks	113,515	100,944	214,459	134,370	80,089
	Other debt securities	5,681	5,510	11,191	1,827	9,364
	Equities	37,855	22,996	60,851	25,133	35,718
	Canadian government guaranteed National Housing Act mortgage-backed securities	36,116	948	37,064	14,677	22,387
	Other liquid assets (2)	12,772	3,927	16,699	7,203	9,496
		$262,936	$134,325	$397,261	$183,462	$213,799
(1)	Unencumbered liquid assets are defined as on-balance sheet assets, assets borrowed or purchased under resale agreements, and other off-balance sheet collateral received less encumbered liquid assets.
(2)	Includes cash pledged as collateral for derivatives transactions, select asset-backed securities and precious metals.
The following table summarizes unencumbered liquid assets held by CIBC (parent) and its domestic and foreign subsidiaries:

$ millions, as at	2022 Apr. 30	2021 Oct. 31
CIBC (parent)	$150, 697	$153,971
Domestic subsidiaries	13,714	12,271
Foreign subsidiaries	48,774	47,557
	$213,185	$213,799
Asset haircuts and monetization depth assumptions under a liquidity stress scenario are applied to determine asset liquidity value. Haircuts take into consideration those margins applicable at central banks – such as the Bank of Canada and the U.S. Federal Reserve Bank – historical observations, and securities characteristics including asset type, issuer, credit ratings, currency and remaining term to maturity, as well as available regulatory guidance.
Our unencumbered liquid assets decreased by $0.6 billion since October 31, 2021, primarily due to lower cash balances, partially offset by an increase in liquid securities holdings.
We maintain access eligibility to the Bank of Canada’s Emergency Lending Assistance program and the U.S. Federal Reserve Bank’s Discount Window.

CIBC SECOND QUARTER 2022	37

Asset encumbrance

In the course of our
day-to-day
operations, securities and other assets are pledged to secure obligations, participate in clearing and settlement systems and for other collateral management purposes.
The following table provides a summary of our total
on-
and
off-balance
sheet encumbered and unencumbered assets:

		Encumbered			Unencumbered			Total assets
$ millions, as at		Pledged as collateral	Other	(1)	Available as collateral	Other	(2)
2022	Cash and deposits with banks	$–	$260		$47,760	$–		$48,020
Apr. 30	Securities (3)	155,725	3,917		145,227	–		304,869
	Loans, net of allowance (4)	–	50,626		30,273	409,795		490,694
	Other assets	9,224	–		3,597	91,293		104,114
		$164,949	$54,803		$226,857	$501,088		$947,697
2021	Cash and deposits with banks	$–	$252		$56,745	$–		$56,997
Oct. 31	Securities (3)	154,382	1,817		134,018	–		290,217
	Loans, net of allowance (4)	1,488	44,615		29,331	376,487		451,921
	Other assets	6,599	–		3,005	77,820		87,424
		$162,469	$46,684		$223,099	$454,307		$886,559
(1)	Includes assets supporting CIBC’s long-term funding activities and assets restricted for legal or other reasons, such as restricted cash.
(2)	Other unencumbered assets are not subject to any restrictions on their use to secure funding or as collateral, however they are not considered immediately available to existing borrowing programs.
(3)
Total securities comprise certain
on-balance
sheet securities, as well as
off-balance
sheet securities received under resale agreements, secured borrowings transactions, and collateral-for-collateral
transactions.

(4)	Loans included as available as collateral represent the loans underlying National Housing Act mortgage-backed securities and Federal Home Loan Banks eligible loans.

Restrictions on the flow of funds
Our subsidiaries are not subject to significant restrictions that would prevent transfers of funds, dividends or capital distributions. However, certain subsidiaries have different capital and liquidity requirements, established by applicable banking and securities regulators.
We monitor and manage our capital and liquidity requirements across these entities to ensure that resources are used efficiently and entities are in compliance with local regulatory and policy requirements.
Liquidity coverage ratio
The objective of the LCR is to promote short-term resilience of a bank’s liquidity risk profile, ensuring that it has adequate unencumbered high quality liquid resources to meet its liquidity needs in a
30-day
acute stress scenario. Canadian banks are required by OSFI to achieve a minimum LCR value of 100%. We are in compliance with this requirement.
In accordance with the calibration methodology contained in OSFI’s LAR Guideline, we report the LCR to OSFI on a monthly basis. The ratio is calculated as the total of unencumbered high quality liquid assets (HQLA) over the total net cash outflows in the next 30 calendar days.
The LCR’s numerator consists of unencumbered HQLA, which follow an OSFI-defined set of eligibility criteria that considers fundamental and market-related characteristics, and the relative ability to operationally monetize assets on a timely basis during a period of stress. Our centrally managed liquid asset portfolio includes those liquid assets reported in the HQLA, such as central government treasury bills and bonds, central bank deposits and high-rated sovereign, agency, provincial, and corporate securities. Asset eligibility limitations inherent in the LCR metric do not necessarily reflect our internal assessment of our ability to monetize its marketable assets under stress.
The ratio’s denominator reflects net cash outflows expected in the LCR’s stress scenario over the
30-calendar-day
period. Expected cash outflows represent
LCR-defined
withdrawal or draw-down rates applied against outstanding liabilities and off-balance
sheet commitments, respectively. Significant contributors to our LCR outflows include business and financial institution deposit run-off,
draws on undrawn lines of credit and unsecured debt maturities. Cash outflows are partially offset by cash inflows, which are calculated at OSFI-prescribed LCR inflow rates, and include performing loan repayments and maturing non-HQLA
marketable assets.
Furthermore, CIBC reports the LCR to OSFI in multiple currencies, and thus measures the extent of potential currency mismatch under the ratio. CIBC predominantly operates in major currencies with deep and fungible foreign exchange markets.
During a period of financial stress, institutions may use their stock of HQLA, thereby falling below 100%, as maintaining the LCR at 100% under such circumstances could produce undue negative effects on the institution and other market participants.

38	CIBC SECOND QUARTER 2022

The LCR is calculated and disclosed using a standard OSFI-prescribed template.

$ millions, average of the three months ended April 30, 2022		Total unweighted value (1)	Total weighted value (2)
HQLA
1	HQLA	n/a	$173,338
Cash outflows
2	Retail deposits and deposits from small business customers, of which:	$227,786	17,107
3	Stable deposits	98,277	2,948
4	Less stable deposits	129,509	14,159
5	Unsecured wholesale funding, of which:	215,304	101,975
6	Operational deposits (all counterparties) and deposits in networks of cooperative banks	84,753	20,701
7	Non-operational deposits (all counterparties)	106,597	57,320
8	Unsecured debt	23,954	23,954
9	Secured wholesale funding	n/a	9,684
10	Additional requirements, of which:	145,905	35,980
11	Outflows related to derivative exposures and other collateral requirements	23,326	12,500
12	Outflows related to loss of funding on debt products	4,062	4,062
13	Credit and liquidity facilities	118,517	19,418
14	Other contractual funding obligations	3,446	3,446
15	Other contingent funding obligations	365,107	6,881
16	Total cash outflows	n/a	175,073
Cash inflows
17	Secured lending (e.g. reverse repos)	100,023	20,557
18	Inflows from fully performing exposures	20,090	9,375
19	Other cash inflows	6,159	6,159
20	Total cash inflows	$126,272	$36,091
			Total adjusted value
21	Total HQLA	n/a	$173,338
22	Total net cash outflows	n/a	$138,982
23	LCR	n/a	125%
$ millions, average of the three months ended January 31, 2022			Total adjusted value
24	Total HQLA	n/a	$174,677
25	Total net cash outflows	n/a	$142,193
26	LCR	n/a	123%
(1)
Unweighted inflow and outflow values are calculated as outstanding balances maturing or callable within 30 days of various categories or types of liabilities, off-balance
sheet items or contractual receivables.

(2)	Weighted values are calculated after the application of haircuts (for HQLA) and inflow and outflow rates prescribed by OSFI.
n/a	Not applicable as per the LCR common disclosure template.
Our average LCR as at April 30, 2022 increased to 125% from 123% in the prior quarter, due to a decrease in net cash outflows, partially offset by lower HQLA.
Net stable funding ratio
Derived from the BCBS’s Basel III framework and incorporated into OSFI’s LAR Guideline, the NSFR standard aims to promote long-term resilience of the financial sector by requiring banks to maintain a sustainable funding profile in relation to the composition of their assets and off-balance
sheet activities. Canadian
D-SIBs
are required to maintain a minimum NSFR value of 100% on a consolidated bank basis. CIBC is in compliance with this requirement.
In accordance with the calibration methodology contained in OSFI’s LAR Guideline, we report the NSFR to OSFI on a quarterly basis. The ratio is calculated as total available stable funding (ASF) over the total required stable funding (RSF).
The numerator consists of the portion of capital and liabilities considered reliable over a one-year
time horizon. The NSFR considers longer-term sources of funding to be more stable than short-term funding and deposits from retail and commercial customers to be behaviourally more stable than wholesale funding of the same maturity. In accordance with our funding strategy, key drivers of our ASF include client deposits supplemented by secured and unsecured wholesale funding, and capital instruments.
The denominator represents the amount of stable funding required based on the OSFI-defined liquidity characteristics and residual maturities of assets and off-balance
sheet exposures. The NSFR ascribes varying degrees of RSF such that HQLA and short-term exposures are assumed to have a lower funding requirement than less liquid and longer-term exposures. Our RSF is largely driven by retail, commercial and corporate lending, investments in liquid assets, derivative exposures, and undrawn lines of credit and liquidity.
The ASF and RSF may be adjusted to zero for certain liabilities and assets that are determined to be interdependent if they meet the NSFR-defined criteria, which take into account the purpose, amount, cash flows, tenor and counterparties among other aspects to ensure the institution is acting solely as a pass-through unit for the underlying transactions. We report, where applicable, interdependent assets and liabilities arising from transactions OSFI has designated as eligible for such treatment in the LAR Guideline.

CIBC SECOND QUARTER 2022	39

The NSFR is calculated and disclosed using an OSFI-prescribed template, which captures the key quantitative information based on liquidity characteristics unique to the NSFR as defined in the LAR Guideline. As a result, amounts presented in the table below may not allow for direct comparison with the interim consolidated financial statements.

		a	b	c	d	e
		Unweighted value by residual maturity
$ millions, as at April 30, 2022		No maturity	<6 months	6 months to <1 year	>1 year	Weighted value
ASF item
1	Capital	$48,577	$–	$–	$5,736	$54,313
2	Regulatory capital	48,577	–	–	5,736	54,313
3	Other capital instruments	–	–	–	–	–
4	Retail deposits and deposits from small business customers	206,319	31,150	10,982	11,872	240,389
5	Stable deposits	95,449	11,012	6,788	6,978	114,565
6	Less stable deposits	110,870	20,138	4,194	4,894	125,824
7	Wholesale funding	161,164	157,893	43,958	87,805	208,699
8	Operational deposits	82,431	3,490	–	–	42,961
9	Other wholesale funding	78,733	154,403	43,958	87,805	165,738
10	Liabilities with matching interdependent assets	–	892	1,636	13,526	–
11	Other liabilities	–	93,073 (1)			6,881
12	NSFR derivative liabilities		10,994 (1)
13	All other liabilities and equity not included in the above categories	–	50,670	120	31,289	6,881
14	Total ASF					510,282
RSF item
15	Total NSFR HQLA					13,381
16	Deposits held at other financial institutions for operational purposes	–	3,717	–	72	1,930
17	Performing loans and securities	63,617	106,605	39,310	333,314	357,507
18	Performing loans to financial institutions secured by Level 1 HQLA	–	22,159	602	–	1,568
19	Performing loans to financial institutions secured by non-Level 1 HQLA and unsecured performing loans to financial institutions	895	32,176	4,848	18,826	25,763
20	Performing loans to non-financial corporate clients, loans to retail and small business customers, and loans to sovereigns, central banks and public sector entities, of which:	32,970	36,641	18,940	110,165	149,995
21	With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk	–	–	–	–	–
22	Performing residential mortgages, of which:	18,222	13,843	14,427	198,795	164,542
23	With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk	18,222	13,764	14,352	194,093	160,468
24	Securities that are not in default and do not qualify as HQLA, including exchange-traded equities	11,530	1,786	493	5,528	15,639
25	Assets with matching interdependent liabilities	–	892	1,636	13,526	–
26	Other assets	14,701	97,052 (1)			52,280
27	Physical traded commodities, including gold	3,597				3,058
28	Assets posted as initial margin for derivative contracts and contributions to default funds of central counterparties		11,853 (1)			10,075
29	NSFR derivative assets		15,435 (1)			4,441
30	NSFR derivative liabilities before deduction of variation margin posted		22,209 (1)			1,110
31	All other assets not included in the above categories	11,104	42,576	176	4,803	33,596
32	Off-balance sheet items		361,789 (1)			12,475
33	Total RSF					$437,573
34	NSFR					117%
$ millions, as at January 31, 2022						Weighted value
35	Total ASF					$489,930
36	Total RSF					$420,922
37	NSFR					116%
(1)	No assigned time period per disclosure template design.
Our NSFR as at April 30, 2022 increased to 117% from 116% in the prior quarter, as client deposits and term wholesale funding increased to fund loan growth.
CIBC considers the impact of its business decisions on the LCR, NSFR and other liquidity risk metrics that it regularly monitors as part of a robust liquidity risk management function. Variables that can impact the metrics month-over-month include, but are not limited to, items such as wholesale funding activities and maturities, strategic balance sheet initiatives, and transactions and market conditions affecting collateral.
Reporting of the LCR and NSFR is calibrated centrally by Treasury, in conjunction with the SBUs and other functional groups.

40	CIBC SECOND QUARTER 2022

Funding

We fund our operations with client-sourced deposits, supplemented with a wide range of wholesale funding.
Our principal approach aims to fund its consolidated balance sheet with deposits primarily raised from personal and commercial banking channels. We maintain a foundation of relationship-based core deposits, whose stability is regularly evaluated through internally developed statistical assessments.
We routinely access a range of short-term and long-term secured and unsecured funding sources diversified by geography, depositor type, instrument, currency and maturity. We raise long-term funding from existing programs including covered bonds, asset securitizations and unsecured debt.
We continuously evaluate opportunities to diversify into new funding products and investor segments in an effort to maximize funding flexibility and minimize concentration and financing costs. We regularly monitor wholesale funding levels and concentrations to internal limits consistent with our desired liquidity risk profile.
GALCO and RMC review and approve CIBC’s funding plan, which incorporates projected asset and liability growth, funding maturities, and output from our liquidity position forecasting.
The following table provides the contractual maturity profile of our wholesale funding sources at their carrying values:

$ millions, as at April 30, 2022	Less than 1 month	1–3 months	3–6 months	6–12 months	Less than 1 year total	1–2 years	Over 2 years	Total
Deposits from banks (1)	$2,542	$286	$451	$2,050	$5,329	$–	$–	$5,329
Certificates of deposit and commercial paper	9,216	13,317	20,304	21,964	64,801	3,218	–	68,019
Bearer deposit notes and bankers’ acceptances	758	797	361	404	2,320	–	–	2,320
Asset-backed commercial paper	–	–	–	–	–	–	–	–
Senior unsecured medium-term notes (2)	–	4,963	323	8,568	13,854	19,692	30,213	63,759
Senior unsecured structured notes	–	–	32	194	226	–	64	290
Covered bonds/asset-backed securities
Mortgage securitization	–	480	413	1,634	2,527	3,257	10,49 4	16,27 8
Covered bonds	–	4,789	1,916	2,417	9,122	2,087	19,402	30,611
Cards securitization	–	–	–	–	–	969	936	1,905
Subordinated liabilities	–	–	–	–	–	–	6,291	6,291
Other	–	257	–	–	257	–	8	265
	$12,516	$24,889	$23,800	$37,231	$98,436	$29,223	$67,40 8	$195,06 7
Of which:
Secured	$–	$5,269	$2,329	$4,051	$11,649	$6,313	$30,832	$48,794
Unsecured	12,516	19,620	21,471	33,180	86,787	22,910	36,576	146,273
	$12,516	$24,889	$23,800	$37,231	$98,436	$29,223	$67,40 8	$195,06 7
October 31, 2021	$16,671	$23,696	$16,387	$36,144	$92,898	$25,488	$52,514	$170,900
(1)	Includes non-negotiable term deposits from banks.
(2)	Includes wholesale funding liabilities which are subject to conversion under bail-in regulations. See the “Capital management” section for additional details.
The following table provides the diversification of CIBC’s wholesale funding by currency:

$ billions, as at	2022 Apr. 30		2021 Oct. 31
CAD	$50.6	26%	$48.0	28%
USD	104.2	53	91.5	54
Other	40.3	21	31.4	18
	$195.1	100%	$170.9	100%
We manage liquidity risk in a manner that enables us to withstand severe liquidity stress events. Wholesale funding may present a higher risk of run-off
in stress situations, and we maintain significant portfolios of unencumbered liquid assets to mitigate this risk. See the “Liquid assets” section for additional details.
Credit ratings
Our access to and cost of wholesale funding are dependent on multiple factors, among them credit ratings provided by rating agencies. Rating agencies’ opinions are based upon internal methodologies, and are subject to change based on factors including, but not limited to, financial strength, competitive position, macroeconomic backdrop and liquidity positioning.
On February 22, 2022, S&P announced the following updates to our credit ratings: senior debt to A- from BBB+; subordinated indebtedness to A- from BBB+; subordinated indebtedness – NVCC to BBB+ from BBB; limited recourse capital notes – NVCC to BBB- from BB+; preferred shares – NVCC to P-2(L) from P-3(H). These rating revisions reflect S&P’s views on improvements in our risk position.
Our credit ratings are summarized in the following table:

As at April 30, 2022	DBRS	Fitch	Moody’s	S&P
Deposit/Counterparty (1)	AA	AA	Aa2	A+
Legacy senior debt (2)	AA	AA	Aa2	A+
Senior debt (3)	AA(L)	AA-	A2	A-
Subordinated indebtedness	A(H)	A	Baa1	A-
Subordinated indebtedness – NVCC (4)	A(L)	A	Baa1	BBB+
Limited recourse capital notes – NVCC (4)	BBB(H)	n/a	Baa3	BBB-
Preferred shares – NVCC (4)	Pfd-2	n/a	Baa3	P-2(L)
Short-term debt	R-1(H)	F1+	P-1	A-1
Outlook	Stable	Stable	Stable	Stable
(1)
DBRS Long-Term Issuer Rating; Fitch Ratings Inc. (Fitch) Long-Term Deposit Rating and Derivative Counterparty Rating; Moody’s Investors Service, Inc. (Moody’s) Long-Term Deposit and Counterparty Risk Assessment Rating; Standard & Poor’s (S&P’s) Issuer Credit Rating.

(2)	Includes senior debt issued prior to September 23, 2018 as well as senior debt issued on or after September 23, 2018 which is not subject to bail-in regulations.
(3)	Comprises liabilities which are subject to conversion under bail-in regulations. See the “Capital management” section for additional details.
(4)	Comprises instruments which are treated as NVCC in accordance with OSFI’s CAR Guideline.
n/a	Not applicable.

CIBC SECOND QUARTER 2022	41

Additional collateral requirements for rating downgrades
We are required to deliver collateral to certain derivative counterparties in the event of a downgrade to our current credit risk rating. The collateral requirement is based on MTM exposure, collateral valuations, and collateral arrangement thresholds, as applicable. The following table presents the additional cumulative collateral requirements for rating downgrades:

$ billions, as at	2022 Apr. 30	2021 Oct. 31
One-notch downgrade	$ 0.1	$0.1
Two-notch downgrade	0.2	0.2
Three-notch downgrade	0.4	0.3
Contractual obligations
Contractual obligations give rise to commitments of future payments affecting our short- and long-term liquidity and capital resource needs. These obligations include financial liabilities, credit and liquidity commitments, and other contractual obligations.

Assets and liabilities
The following table provides the contractual maturity profile of our on-balance
sheet assets, liabilities and equity at their carrying values. Contractual analysis is not representative of our liquidity risk exposure, however this information serves to inform our management of liquidity risk, and provide input when modelling a behavioural balance sheet.

$ millions, as at April 30, 2022	Less than 1 month	1–3 months	3–6 months	6–9 months	9–12 months	1–2 years	2–5 years	Over 5 years	No specified maturity	Total
Assets
Cash and non-interest-bearing deposits with banks (1)	$20,768	$–	$–	$–	$–	$–	$–	$–	$–	$20,768
Interest-bearing deposits with banks	27,252	–	–	–	–	–	–	–	–	27,252
Securities	4,444	6,355	4,962	5,392	5,529	15,734	54,880	39,392	35,585	172,273
Cash collateral on securities borrowed	14,623	–	–	–	–	–	–	–	–	14,623
Securities purchased under resale agreements	41,276	15,498	5,802	799	503	546	–	–	–	64,424
Loans
Residential mortgages	1,605	4,081	11,209	9,685	8,667	42,452	176,199	8,088	–	261,986
Personal	1,249	764	751	850	1,158	496	3,537	5,113	30,051	43,969
Credit card	317	634	950	950	950	3,802	7,484	–	–	15,087
Business and government	10,299	8,203	9,191	9,352	8,376	31,607	66,547	19,158	9,742	172,475
Allowance for credit losses	–	–	–	–	–	–	–	–	(2,823)	(2,823)
Derivative instruments	5,303	6,761	3,471	8,338	2,391	7,284	6,228	6,889	–	46,665
Customers’ liability under acceptances	8,997	2,703	29	5	2	–	–	–	–	11,736
Other assets	–	–	–	–	–	–	–	–	45,713	45,713
	$136,133	$44,999	$36,365	$35,371	$27,576	$101,921	$314,875	$78,640	$118,268	$894,148
October 31, 2021	$133,285	$39,067	$39,932	$35,900	$31,154	$95,910	$276,311	$70,812	$115,312	$837,683
Liabilities
Deposits (2)	$15,802	$37,014	$38,737	$32,610	$45,631	$42,492	$64,284	$17,038	$371,879	$665,487
Obligations related to securities sold short	18,970	–	–	–	–	–	–	–	–	18,970
Cash collateral on securities lent	3,094	–	–	–	–	–	–	–	–	3,094
Obligations related to securities sold under repurchase agreements	56,400	9,154	730	553	–	–	–	–	–	66,837
Derivative instruments	5,352	6,207	3,424	4,616	2,041	5,822	7,910	9,682	–	45,054
Acceptances	9,028	2,703	29	5	2	–	–	–	–	11,767
Other liabilities	26	54	81	58	75	314	648	959	26,486	28,701
Subordinated indebtedness	–	–	–	–	–	–	–	6,291	–	6,291
Equity	–	–	–	–	–	–	–	–	47,947	47,947
	$108,672	$55,132	$43,001	$37,842	$47,749	$48,628	$72,842	$33,970	$446,312	$894,148
October 31, 2021	$114,437	$58,465	$42,381	$43,224	$28,107	$40,038	$54,440	$27,969	$428,622	$837,683
(1)	Cash includes interest-bearing demand deposits with Bank of Canada.
(2)
Comprises $225.2 billion (October 31, 2021: $202.2 billion) of personal deposits; $417.8 billion (October 31, 2021: $351.6 billion) of business and government deposits and secured borrowings; and $22.5 billion (October 31, 2021: $17.0 billion) of bank deposits.

The changes in the contractual maturity profile were due to the natural migration of maturities and also reflect the impact of our regular business activities.

42	CIBC SECOND QUARTER 2022

Credit-related commitments
The following table provides the contractual maturity of notional amounts of credit-related commitments. Since a significant portion of commitments are expected to expire without being drawn upon, the total of the contractual amounts is not representative of future liquidity requirements.

$ millions, as at April 30, 2022	Less than 1 month	1–3 months	3–6 months	6–9 months	9–12 months	1–2 years	2–5 years	Over 5 years	No specified maturity	(1)	Total
Unutilized credit commitments	$1,598	$13,275	$4,180	$3,734	$6,955	$17,741	$65,878	$2,087	$208,536		$323,984
Securities lending (2)	51,123	4,080	2,941	–	–	–	–	–	–		58,144
Standby and performance letters of credit	3,354	2,392	3,104	4,272	2,658	628	708	159	–		17,275
Backstop liquidity facilities	449	225	1,062	10,211	67	26	–	–	–		12,040
Documentary and commercial letters of credit	19	81	32	13	3	1	26	–	–		175
Other	952	–	–	–	–	–	–	–	–		952
	$57,495	$20,053	$11,319	$18,230	$9,683	$18,396	$66,612	$2,246	$208,536		$412,570
October 31, 2021	$49,440	$28,564	$10,516	$9,343	$7,902	$25,284	$57,866	$3,678	$188,449		$381,042
(1)	Includes $161.2 billion (October 31, 2021: $141.5 billion) of personal, home equity and credit card lines, which are unconditionally cancellable at our discretion.
(2)	Excludes securities lending of $3.1 billion (October 31, 2021: $2.5 billion) for cash because it is reported on the interim consolidated balance sheet.
Other
off-balance
sheet contractual obligations
The following table provides the contractual maturities of other off-balance
sheet contractual obligations affecting our funding needs:

$ millions, as at April 30, 2022	Less than 1 month	1–3 months	3–6 months	6–9 months	9–12 months	1–2 years	2–5 years	Over 5 years	Total
Purchase obligations (1)	$78	$219	$175	$197	$232	$570	$757	$60	$2,288
Future lease commitments (2)	–	1	1	1	1	5	69	589	667
Investment commitments	–	–	1	1	10	–	17	386	415
Underwriting commitments	68	–	–	–	–	–	–	–	68
Pension contributions (3)	–	–	–	–	–	–	–	–	–
	$146	$220	$177	$199	$243	$575	$843	$1,035	$3,438
October 31, 2021 (2)	$414	$176	$221	$320	$185	$483	$735	$1,187	$3,721
(1)
Obligations that are legally binding agreements whereby we agree to purchase products or services with specific minimum or baseline quantities defined at fixed, minimum or variable prices over a specified period of time are defined as purchase obligations. Purchase obligations are included through to the termination date specified in the respective agreements, even if the contract is renewable. Many of the purchase agreements for goods and services include clauses that would allow us to cancel the agreement prior to expiration of the contract within a specific notice period. However, the amount above includes our obligations without regard to such termination clauses (unless actual notice of our intention to terminate the agreement has been communicated to the counterparty). The table excludes purchases of debt and equity instruments that settle within standard market time frames.

(2)
Excludes lease obligations that are accounted for under IFRS 16, which are typically recognized on the consolidated balance sheet, and operating and tax expenses relating to lease commitments. The table includes lease obligations that are not accounted for under IFRS 16, including those related to future starting lease commitments for which we have not yet recognized a lease liability and right-of-use
asset.

(3)
Includes estimated minimum funding contributions for our funded defined benefit pension plans in Canada, the U.S., the U.K., and the Caribbean. Estimated minimum funding contributions are included only for the remaining annual period ending October 31, 2022 as the minimum contributions are affected by various factors, such as market performance and regulatory requirements, and therefore are subject to significant variability.

Other risks
We also have policies and processes to measure, monitor and control other risks, including strategic, reputation, environmental and social, and operational risks, such as insurance, technology, information and cyber security, and regulatory compliance. These risks and related policies and processes have not changed significantly from those described on pages 79 to 82 of our 2021 Annual Report.

CIBC SECOND QUARTER 2022	43

Accounting and control matters
Critical accounting policies and estimates
The interim consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting” using IFRS as issued by the International Accounting Standards Board (IASB). A summary of significant accounting policies is presented in Note 1 to the consolidated financial statements included in our 2021 Annual Report. The interim consolidated financial statements have been prepared using the same accounting policies as CIBC’s consolidated financial statements as at and for the year ended October 31, 2021.
Certain accounting policies require us to make judgments and estimates, some of which relate to matters that are uncertain. The
COVID-19
pandemic continues to result in increased level of judgment as discussed on pages 83 to 88 of our 2021 Annual Report, and could have a material impact on our financial results. In addition, disruptions related to COVID-19 in some countries and the war in Ukraine have elevated uncertainties around supply chain issues and added to inflationary concerns. These challenges continue to give rise to heightened uncertainty as it relates to accounting estimates and assumptions and increase the need to apply judgment in evaluating the economic and market environment and its impact on significant estimates. In particular, changes in the judgments and estimates related to IFRS 9 can have a significant impact on the level of ECL allowance recognized and the period-over-period volatility of the provision for credit losses. See Note 6 to our consolidated financial statements in our 2021 Annual Report, and Note 2 and Note 6 to our interim consolidated financial statements for more information concerning the high level of judgment inherent in the estimation of ECL allowance.
Accounting developments
For details on future accounting policy changes, refer to Note 32 to the consolidated financial statements included in our 2021 Annual Report.
Other regulatory developments
Reforms to interest rate benchmarks
Various interest rate and other indices that are deemed to be “benchmarks” (including LIBOR) are the subject of international regulatory guidance and proposals for reform. Regulators in various jurisdictions have pushed for the transition from Interbank Offered Rates (IBORs) to alternative benchmark rates (alternative rates), based upon risk-free rates determined using actual market transactions. The U.K.’s Financial Conduct Authority (FCA) originally announced in July 2017 that it would not compel banks to submit LIBOR rates after December 2021. In March 2021, the FCA and the ICE Benchmark Administration (IBA) announced that the date for the cessation for GBP, EUR, CHF and JPY LIBORs will be on December 31, 2021, and that the cessation date for most USD LIBOR tenors will be on June 30, 2023. This announcement results in a fixed spread between the LIBOR rate and the alternative rate for a given tenor which applies on the cessation of the relevant LIBOR rates. The extension for most USD LIBOR tenors until June 30, 2023, is intended to allow for many legacy contracts to mature before the cessation date, although originations of new USD LIBOR linked products have largely ceased after the end of 2021.
In December 2021, the Canadian Alternative Reference Rate working group (CARR) recommended to Refinitiv Benchmark Services (UK) Limited (RBSL), the Canadian Dollar Offered Rate (CDOR) administrator, to cease the calculation and publication of CDOR after June 30, 2024, and proposed a two-staged
approach to the transition from CDOR to Canadian Overnight Repo Rate Average (CORRA). The decision to cease CDOR was that of RBSL, and CARR’s recommendation did not constitute a public statement or publication of information that CDOR has ceased or will cease. On May 16, 2022, RBSL announced that it will permanently cease the publication and calculation of all tenors of CDOR from June 28, 2024, following which OSFI announced that it expects all new derivative contracts and securities to transition to alternative rates by June 30, 2023, with no new CDOR exposure being booked after that date, with limited permitted exceptions. OSFI also expects loans referencing CDOR to transition by June 28, 2024, and financial institutions to prioritize system and model updates to accommodate the use of CORRA prior to June 28, 2024.
The transition from current reference rates to alternative rates represents a number of risks to CIBC, and the industry as a whole. A significant number of CIBC’s derivatives, securities, and lending and deposit contracts reference various interest rate benchmarks, including contracts with maturity dates that extend beyond the cessation dates announced by the FCA in March 2021 and the cessation dates announced by regulators in Canada on May 16, 2022. In response to the proposed reforms to interest rate benchmarks, we established an Enterprise IBOR Transition Program (Program), to manage and coordinate all aspects of the transition. The Program is supported by a formal governance structure and dedicated working groups that include stakeholders from frontline businesses as well as functional groups such as Treasury, Technology and Operations, Risk Management, Legal, and Finance, to facilitate the transition.
Consistent with regulatory expectations, we have substantially completed the remediation of our non-USD
LIBOR referenced contracts, and no new USD LIBOR products were originated after December 31, 2021 with limited permitted exceptions. We are in the process of transitioning our existing USD LIBOR based contracts to those that reference Secured Overnight Financing Rate (SOFR) and have developed business processes to support the transition. We have also started to evaluate the impact of the cessation of CDOR on our operations, and to develop plans to facilitate the transition of CDOR to alternative rates. As part of this, we continue to engage with industry associations on ongoing developments, and continue to incorporate recent developments into our project plan. We are closely monitoring developments related to the transition of CDOR to alternative rates.
The Program provides regular updates to senior management, including the Executive Committee, and the Board.
Controls and procedures
Disclosure controls and procedures
CIBC’s management, with the participation of the President and Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of CIBC’s disclosure controls and procedures as at April 30, 2022 (as defined in the rules of the SEC and the Canadian Securities Administrators). Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer have concluded that such disclosure controls and procedures were effective.
Changes in internal control over financial reporting
There have been no changes in CIBC’s internal control over financial reporting during the quarter ended April 30, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Related-party transactions
There have been no significant changes to CIBC’s procedures and policies regarding related-party transactions since October 31, 2021. For additional information, refer to pages 90 and 190 of our 2021 Annual Report.

44	CIBC SECOND QUARTER 2022

Glossary
Allowance for credit losses
Under International Financial Reporting Standard (IFRS) 9, allowance for credit losses represents 12 months of expected credit losses (ECL) for instruments that have not been subject to a significant increase in credit risk, while allowance for credit losses represents lifetime ECL for instruments that have been subject to a significant increase in credit risk, including impaired instruments. ECL allowances for loans and acceptances are included in Allowance for credit losses on the consolidated balance sheet. ECL allowances for fair value through other comprehensive income (FVOCI) debt securities are included as a component of the carrying value of the securities, which are measured at fair value. ECL allowances for other financial assets are included in the carrying value of the instrument. ECL allowances for guarantees and loan commitments are included in Other liabilities.
Allowance for credit losses are adjusted for provisions for (reversals of) credit losses and are reduced by write-offs, net of recoveries.
Amortized cost
The amount at which a financial asset or financial liability is measured at initial recognition minus repayments, plus or minus any unamortized origination date premiums or discounts, plus or minus any basis adjustments resulting from a fair value hedge, and minus any reduction for impairment (directly or through the use of an allowance account). The amount of a financial asset or liability measured at initial recognition is the cost of the financial asset or liability including capitalized transaction costs and deferred fees.
Assets under administration (AUA)
Assets administered by CIBC that are beneficially owned by clients and are, therefore, not reported on the consolidated balance sheet. The services provided by CIBC are of an administrative nature, such as safekeeping of securities, client reporting and record keeping, collection of investment income, and the settlement of purchase and sale transactions. In addition, AUM amounts are included in the amounts reported under AUA.
Assets under management (AUM)
Assets managed by CIBC that are beneficially owned by clients and are, therefore, not reported on the consolidated balance sheet. The service provided in respect of these assets is discretionary portfolio management on behalf of the clients.
Average interest-earning assets
Average interest-earning assets include interest-bearing deposits with banks, interest-bearing demand deposits with the Bank of Canada, securities, cash collateral on securities borrowed or securities purchased under resale agreements, loans net of allowance for credit losses, and certain sublease-related assets.
Basis point
One-hundredth
of a percentage point (0.01%).
Collateral
Assets pledged to secure loans or other obligations, which are forfeited if the obligations are not repaid.
Collateralized debt obligation (CDO)
Securitization of any combination of corporate debt, asset-backed securities (ABS), mortgage-backed securities or tranches of other CDOs to form a pool of diverse assets that are tranched into securities that offer varying degrees of risk and return to meet investor demand.
Collateralized loan obligation (CLO)
Securitizations of diversified portfolios of corporate debt obligations and/or ABS that are tranched into securities that offer varying degrees of risk and return to meet investor demand.
Common shareholders’ equity
Common shareholders’ equity includes common shares, contributed surplus, retained earnings and accumulated other comprehensive income (AOCI).
Credit derivatives
A category of financial instruments that allow one party (the beneficiary) to separate and transfer the credit risk of nonpayment or partial payment of an underlying financial instrument to another party (the guarantor).
Credit valuation adjustment (CVA)
A valuation adjustment that is required to be considered in measuring fair value of OTC derivatives to recognize the risk that any given derivative counterparty may not ultimately be able to fulfill its obligations. In assessing the net CCR exposure, we take into account credit mitigants such as collateral, master netting arrangements, and settlements through clearing houses.
Current replacement cost
The estimated cost of replacing an asset at the present time according to its current worth.
Derivatives
A financial contract that derives its value from the performance of an underlying instrument, index or financial rate.
Dividend payout ratio
Common share dividends paid as a percentage of net income after preferred share dividends, premium on preferred share redemptions, and distributions on other equity instruments.
Dividend yield
Dividends per common share divided by the closing common share price.

CIBC SECOND QUARTER 2022	45

Effective interest rate method
A method of calculating the amortized cost of a financial asset or financial liability and of allocating the interest income or interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability.
Efficiency ratio
Non-interest
expenses as a percentage of total revenue (net interest income and non-interest
income).
Exchange-traded derivative contracts
Standardized derivative contracts (e.g., futures contracts and options) that are transacted on an organized exchange and cleared through a central clearing house, and are generally subject to standard margin requirements.
Fair value
The price that would be received to sell an asset, or paid to transfer a liability, between market participants in an orderly transaction in the principal market at the measurement date under current market conditions.
Forward contracts
A
non-standardized
contract to buy or sell a specified asset at a specified price and specified date in the future.
Forward rate agreement
An OTC forward contract that determines an interest rate to be paid or received commencing on a specified date in the future for a specified period.
Full-time equivalent employees
A measure that normalizes the number of full-time and part-time employees, base salary plus commissioned employees, and 100% commissioned employees into equivalent full-time units based on actual hours of paid work during a given period, for individuals whose compensation is included in the Employee compensation and benefits line on the consolidated statement of income.
Futures
A standardized contract to buy or sell a specified commodity, currency or financial instrument of standardized quantity and quality at a specific price and date in the future. Futures contracts are traded on an exchange.
Guarantees and standby letters of credit
Primarily represent CIBC’s obligation, subject to certain conditions, to make payments to third parties on behalf of clients, if these clients cannot make those payments, or are unable to meet other specified contractual obligations.
Hedge
A transaction intended to offset potential losses/gains that may be incurred in a transaction or portfolio.
Loan loss ratio
The ratio is calculated as the provision for credit losses on impaired loans to average loans and acceptances, net of allowance for credit losses.
Mark-to-market
The fair value (as defined above) at which an asset can be sold or a liability can be transferred.
Net interest income
The difference between interest earned on assets (such as loans and securities) and interest incurred on liabilities (such as deposits and subordinated indebtedness).
Net interest margin on average interest-earning assets
Net interest income as a percentage of average interest-earning assets.
Normal course issuer bid
Involves a listed company buying its own shares for cancellation through a stock exchange or other published market, from time to time, and is subject to the various rules of the exchanges and securities commissions.
Notional amount
Principal amount or face amount of a financial contract used for the calculation of payments made on that contract.
Off-balance
sheet financial instruments
A financial contract that is based mainly on a notional amount and represents a contingent asset or liability of an institution. Such instruments include credit-related arrangements.
Office of the Superintendent of Financial Institutions (OSFI)
OSFI supervises and regulates all banks, all federally incorporated or registered trust and loan companies, insurance companies, cooperative credit associations, fraternal benefit societies, and federal pension plans in Canada.
Operating leverage
Operating leverage is the difference between the year-over-year percentage change in revenue and year-over-year percentage change in non-interest
expenses.
Options
A financial contract under which the writer (seller) confers the right, but not the obligation, to the purchaser to either buy (call option) or sell (put option) a specified amount of an underlying asset or instrument at a specified price either at or by a specified date.

46	CIBC SECOND QUARTER 2022

Provision for (reversal of) credit losses
An amount charged or credited to income to adjust the allowance for credit losses to the appropriate level, for both performing and impaired financial assets. Provision for (reversal of) credit losses for loans and acceptances and related off-balance
sheet loan commitments is included in the Provision for (reversal of) credit losses line on the consolidated statement of income. Provision for (reversal of) credit losses for debt securities measured at FVOCI or amortized cost is included in Gains (losses) from debt securities measured at FVOCI and amortized cost, net.
Return on average assets or average interest-earning assets
Net income expressed as a percentage of average assets or average interest-earning assets.
Return on common shareholders’ equity
Net income attributable to equity shareholders expressed as a percentage of average common shareholders’ equity.
Securities borrowed
Securities are typically borrowed to cover short positions. Borrowing requires the pledging of collateral by the borrower to the lender. The collateral may be cash or a highly rated security.
Securities lent
Securities are typically lent to a borrower to cover their short positions. Borrowing requires the pledging of collateral by the borrower to the lender. The collateral provided may be cash or a highly rated security.
Securities purchased under resale agreements
A transaction where a security is purchased by the buyer and, at the same time, the buyer commits to resell the security to the original seller at a specific price and date in the future.
Securities sold short
A transaction in which the seller sells securities that it does not own. Initially the seller typically borrows the securities in order to deliver them to the purchaser. At a later date, the seller buys identical securities in the market to replace the borrowed securities.
Securities sold under repurchase agreements
A transaction where a security is sold by the seller and, at the same time, the seller commits to repurchase the security from the original purchaser at a specific price and date in the future.
Structured entities (SEs)
Entities that have been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements.
Swap contracts
A financial contract in which counterparties exchange a series of cash flows based on a specified notional amount over a specified period.
Taxable equivalent basis (TEB)
The
gross-up
of
tax-exempt
revenue on certain securities to a TEB. There is an equivalent offsetting adjustment to the income tax expense.
Total shareholder return
The total return earned on an investment in CIBC’s common shares. The return measures the change in shareholder value, assuming dividends paid are reinvested in additional shares.

CIBC SECOND QUARTER 2022	47

Risk and capital glossary
Advanced internal ratings-based (AIRB) approach for credit risk
Internal models based on historical experience of key risk assumptions such as PD, LGD and EAD are used to compute the capital requirements subject to the OSFI approval. A capital floor based on the standardized approach is also calculated by banks under the AIRB approach for credit risk and an adjustment to RWA may be required as prescribed by OSFI.
Asset/liability management (ALM)
The practice of managing risks that arise from mismatches between the assets and liabilities, mainly in the non-trading areas of the bank. Techniques are used to manage the relative duration of CIBC’s assets (such as loans) and liabilities (such as deposits), in order to minimize the adverse impact of changes in interest rates.
Bail-in eligible liabilities
Bail-in eligible liabilities include long-term (i.e., original maturity over 400 days), unsecured senior debt issued on or after September 23, 2018 that is tradable and transferrable, and any preferred shares and subordinated debt that are not considered NVCC. Consumer deposits, secured liabilities (including covered bonds), certain financial contracts (including derivatives) and certain structured notes are not bail-in eligible.
Bank exposures
All direct credit risk exposures to deposit-taking institutions and regulated securities firms, and exposures guaranteed by those entities.
Business and government portfolio
A category of exposures that includes lending to businesses and governments, where the primary basis of adjudication relies on the determination and assignment of an appropriate risk rating that reflects the credit risk of the exposure.
Central counterparty (CCP)
A clearing house that interposes itself between counterparties to clear contracts traded in one or more financial markets, becoming the buyer to every seller and the seller to every buyer and thereby ensuring the future performance of open contracts.
Comprehensive approach for securities financing transactions
A framework for the measurement of CCR with respect to securities financing transactions, which utilizes a volatility-adjusted collateral value to reduce the amount of the exposure.
Common Equity Tier 1 (CET1), Tier 1 and Total capital ratios
CET1, Tier 1 and total regulatory capital, divided by RWA, as defined by OSFI’s Capital Adequacy Requirements (CAR) Guideline, which is based on Basel Committee on Banking Supervision (BCBS) standards.
Corporate exposures
All direct credit risk exposures to corporations, partnerships and proprietorships, and exposures guaranteed by those entities.
Credit risk
The risk of financial loss due to a borrower or counterparty failing to meet its obligations in accordance with contractual terms.
Drawn exposure
The amount of credit risk exposure resulting from loans and other receivables advanced to the customer.
Economic capital
Economic capital provides a framework to evaluate the returns of each strategic business unit, commensurate with risk assumed. Economic capital is a non-GAAP risk measure based upon an internal estimate of equity capital required by the businesses to absorb unexpected losses consistent with our targeted risk rating over a one-year horizon. Economic capital comprises primarily credit, market, operational and strategic risk capital.
Economic profit
A non-GAAP risk-adjusted performance measure used for measuring economic value added. It is calculated as earnings of each business less a charge for the cost of capital.
Exposure at default (EAD)
An estimate of the amount of exposure to a customer at the event of, and at the time of, default.
Incremental risk charge (IRC)
A capital charge applied in addition to market risk capital specifically to cover default and migration risk in unsecuritized credit assets of varying liquidity held in the trading book.
Internal Capital Adequacy Assessment Process (ICAAP)
A framework and process designed to provide a comprehensive view on capital adequacy, as defined by Pillar II of the Basel Accord, wherein we identify and measure our risks on an ongoing basis in order to ensure that the capital available is sufficient to cover all risks across CIBC.
Internal models approach (IMA) for market risk
Models, which have been developed by CIBC and approved by OSFI, for the measurement of risk and regulatory capital in the trading portfolio for general market risk, debt specific risk, and equity specific risk.
Internal model method (IMM) for counterparty credit risk (CCR)
Models, which have been developed by CIBC and approved by OSFI, for the measurement of CCR with respect to OTC derivatives.

48	CIBC SECOND QUARTER 2022

Internal ratings-based (IRB) approach for securitization exposures
This approach comprises two calculation methods available for securitization exposures that require OSFI approval: the Internal Ratings-Based Approach (SEC-IRBA) is available to the banks approved to use the IRB approach for underlying exposures securitized and the Internal Assessment Approach (SEC-IAA) available for certain securitization exposures extended to asset-backed commercial paper (ABCP) programs.
Leverage ratio exposure
The leverage ratio exposure is defined under the OSFI rules as on-balance sheet assets (unweighted) less Tier 1 capital regulatory adjustments plus derivative exposures, securities financing transaction exposures with a limited form of netting under certain conditions, and other off-balance sheet exposures (such as commitments, direct credit substitutes, forward asset purchases, standby/trade letters of credit and securitization exposures). The temporary exclusion of qualifying sovereign-issued securities from the leverage ratio exposure measure announced by OSFI in response to the onset of the COVID-19 pandemic was no longer applicable beginning in the first quarter of 2022. OSFI continues to permit exposures arising from central bank reserves that qualify as High Quality Liquid Assets (HQLA) to be excluded from the exposure measure for leverage ratio purposes.
Leverage ratio
Defined as Tier 1 capital divided by the leverage ratio exposure determined in accordance with guidelines issued by OSFI, which are based on BCBS standards.
Liquidity coverage ratio (LCR)
Derived from the BCBS’s Basel III framework and incorporated into OSFI’s Liquidity Adequacy Requirements (LAR) Guideline, the LCR is a liquidity standard that aims to ensure that an institution has an adequate stock of unencumbered HQLA that consists of cash or assets that can be converted into cash at little or no loss of value in private markets, to meet its liquidity needs for a 30-calendar-day liquidity stress scenario.
Liquidity risk
The risk of having insufficient cash or its equivalent in a timely and cost-effective manner to meet financial obligations as they come due.
Loss given default (LGD)
An estimate of the amount of exposure to a customer that will not be recovered following a default by that customer, expressed as a percentage of the EAD. LGD is generally based on through-the-cycle assumptions for regulatory capital purposes, and generally based on point-in-time assumptions reflecting forward-looking information for IFRS 9 ECL purposes.
Market risk
The risk of economic financial loss in our trading and non-trading portfolios from adverse changes in underlying market factors, including interest rates, foreign exchange rates, equity market prices, commodity prices, credit spreads and customer behaviour for retail products.
Master netting agreement
An industry standard agreement designed to reduce the credit risk of multiple transactions with a counterparty through the creation of a legal right of offset of exposures in the event of a default by that counterparty and through the provision for net settlement of all contracts through a single payment.
Net cumulative cash flow (NCCF)
The NCCF is a liquidity horizon metric defined under OSFI’s LAR Guideline as a monitoring and supervision tool for liquidity risk that measures an institution’s detailed cash flows in order to capture the risk posed by funding mismatches between assets and liabilities.
Net stable funding ratio (NSFR)
Derived from the BCBS’s Basel III framework and incorporated into OSFI’s LAR Guideline, the NSFR standard aims to promote long-term resilience of the financial sector by requiring banks to maintain a sustainable stable funding profile in relation to the composition of their assets and off-balance sheet activities.
Non-viability contingent capital (NVCC)
Effective January 1, 2013, in order to qualify for inclusion in regulatory capital, all non-common Tier 1 and Tier 2 capital instruments must be capable of absorbing losses at the point of non-viability of a financial institution. This will ensure that investors in such instruments bear losses before taxpayers where the government determines that it is in the public interest to rescue a non-viable bank.
Operational risk
The risk of loss resulting from people, inadequate or failed internal processes and systems, or from external events.
Other off-balance sheet exposure
The amount of credit risk exposure resulting from the issuance of guarantees and letters of credit.
Other retail
This exposure class includes all loans other than qualifying revolving retail and real estate secured personal lending that are extended to individuals and small businesses under the regulatory capital reporting framework.
Over-the-counter (OTC) derivatives exposure
The amount of credit risk exposure resulting from derivatives that trade directly between two counterparties, rather than through exchanges.
Probability of default (PD)
An estimate of the likelihood of default for any particular customer which occurs when that customer is not able to repay its obligations as they become contractually due. PD is based on through-the-cycle assumptions for regulatory capital purposes, and based on point-in-time assumptions reflecting forward-looking information for IFRS 9 ECL purposes.
Qualifying central counterparty (QCCP)
An entity that is licensed to operate as a CCP and is permitted by the appropriate regulator or oversight body to operate as such with respect to the products offered by that CCP.

CIBC SECOND QUARTER 2022	49

Qualifying revolving retail
This exposure class includes credit cards, unsecured lines of credit and overdraft protection products extended to individuals. Under the standardized approach, these exposures would be included under “other retail”.
Real estate secured personal lending
This exposure class includes residential mortgages and home equity loans and lines of credit extended to individuals.
Regulatory capital
Regulatory capital, as defined by OSFI’s CAR Guideline, is comprised of CET1, Additional Tier 1 (AT1) and Tier 2 capital. CET1 capital includes common shares, retained earnings, AOCI (excluding AOCI relating to cash flow hedges and changes in fair value option liabilities attributable to changes in own credit risk) and qualifying instruments issued by a consolidated banking subsidiary to third parties, less regulatory adjustments for items such as goodwill and other intangible assets, certain deferred tax assets, net assets related to defined benefit pension plans, and certain investments. On March 27, 2020, OSFI introduced transitional arrangements for the capital treatment of expected loss provisioning, such that part of the allowances that would otherwise be included in Tier 2 capital will instead qualify for inclusion in CET1 capital subject to certain scalars and limitations until the end of fiscal year 2022. AT1 capital primarily includes NVCC preferred shares, Limited Recourse Capital Notes, and qualifying instruments issued by a consolidated subsidiary to third parties. Tier 1 capital is comprised of CET1 plus AT1. Tier 2 capital includes NVCC subordinated indebtedness, eligible general allowances, and qualifying instruments issued by a consolidated subsidiary to third parties. Total capital is comprised of Tier 1 capital plus Tier 2 capital. Qualifying regulatory capital instruments must be capable of absorbing loss at the point of non-viability of the financial institution.
Repo-style transactions exposure
The amount of credit risk exposure resulting from our securities bought or sold under resale agreements, as well as securities borrowing and lending activities.
Reputation risk
The risk of negative publicity regarding CIBC’s business conduct or practices which, whether true or not, could significantly harm CIBC’s reputation as a leading financial institution, or could materially and adversely affect CIBC’s business, operations, or financial condition.
Resecuritization
A securitization exposure in which the risk associated with an underlying pool of exposures is tranched and at least one of the underlying exposures is a securitization exposure.
Retail portfolios
A category of exposures that primarily includes consumer but also small business lending, where the primary basis of adjudication relies on credit-scoring models.
Risk-weighted assets (RWA)
RWA consist of three components: (i) RWA for credit risk, which are calculated using the AIRB and standardized approaches, (ii) RWA for market risk, and (iii) RWA for operational risk. The AIRB RWA are calculated using PDs, LGDs, EADs, and in some cases maturity adjustments, while the standardized approach applies risk weighting factors specified in the OSFI guidelines to on- and off-balance sheet exposures. The RWA for market risk in the trading portfolio are based on the internal models approved by OSFI with the exception of the RWA for traded securitization assets where we are using the methodology defined by OSFI. The RWA for operational risk, which relate to the risk of losses resulting from people, inadequate or failed internal processes, and systems or from external events, are calculated under a standardized approach.
Since the introduction of Basel II in 2008, OSFI has prescribed a capital floor requirement for institutions that use the AIRB approach for credit risk. The capital floor is determined by comparing a capital requirement calculated by reference to the Basel II standardized approach against the Basel III calculation, as specified by OSFI. Any shortfall in the Basel III capital requirement is added to RWA.
Securitization
The process of selling assets (normally financial assets such as loans, leases, trade receivables, credit card receivables or mortgages) to trusts or other SEs. A SE normally issues securities or other forms of interests to investors and/or the asset transferor, and the SE uses the proceeds from the issue of securities or other forms of interest to purchase the transferred assets. The SE will generally use the cash flows generated by the assets to meet the obligations under the securities or other interests issued by the SE, which may carry a number of different risk profiles.
Sovereign exposures
All direct credit risk exposures to governments, central banks and certain public sector entities, and exposures guaranteed by those entities.
Standardized approach for credit risk
Applied to exposures when there is not sufficient information to allow for the use of the AIRB approach for credit risk. Credit risk capital requirements are calculated based on a standardized set of risk weights as prescribed in the CAR Guideline. The standardized risk weights are based on external credit assessments, where available, and other risk-related factors, including export credit agencies, exposure asset class, collateral, etc.
Standardized approach for operational risk
Capital is based on prescribed percentages that vary by business activity and is applied to the three-year average gross income.
Standardized approach for securitization exposures
This approach comprises the calculation methods available for securitization exposures that do not require OSFI approval: the External Ratings-Based Approach (SEC-ERBA) and the Standardized Approach (SEC-SA).
Strategic risk
The risk of ineffective or improper implementation of business strategies, including mergers and acquisitions. It includes the potential financial loss due to the failure of organic growth initiatives or failure to respond appropriately to changes in the business environment.

50	CIBC SECOND QUARTER 2022

Stressed Value-at-Risk
A VaR calculation using a one-year observation period related to significant losses for the given portfolio at a specified level of confidence and time horizon.
Structural foreign exchange risk
Structural foreign exchange risk primarily consists of the risk inherent in net investments in foreign operations due to changes in foreign exchange rates, and foreign currency denominated RWA and foreign currency denominated capital deductions.
Structural interest rate risk
Structural interest rate risk primarily consists of the risk arising due to mismatches in assets and liabilities, which do not arise from trading and trading-related businesses.
Total loss absorbing capacity (TLAC) measure
The sum of Total capital and bail-in eligible liabilities (as defined above) that have a residual maturity greater than one year.
Total loss absorbing capacity ratio
Defined as TLAC measure divided by RWA determined in accordance with guidelines issued by OSFI.
Total loss absorbing capacity leverage ratio
Defined as TLAC measure divided by leverage ratio exposure determined in accordance with guidelines issued by OSFI.
Transitional arrangements for capital treatment of expected loss provisioning
On March 27, 2020, OSFI introduced transitional arrangements for ECL provisioning. These arrangements result in a portion of allowances that would otherwise be included in Tier 2 capital qualifying for inclusion in CET1 capital. The amount of ECL allowances eligible for inclusion in CET1 capital is determined based on the increase in stage 1 and stage 2 allowances relative to balances as at January 31, 2020 as a baseline. This amount is then adjusted for tax effects and is subject to a scaling factor that will decrease over time. The scaling factor has been set at 70% for fiscal 2020, 50% for fiscal 2021, and 25% for fiscal 2022. For exposures under the IRB approach, the lower of this amount and excess allowances eligible for inclusion in Tier 2 capital is included as CET1 capital under the transitional arrangements.
Undrawn exposures
The amount of credit risk exposure resulting from loans that have not been advanced to a customer, but which a customer may be entitled to draw in the future.
Value-at-Risk (VaR)
Generally accepted risk measure that uses statistical models to estimate the distribution of possible returns on a given portfolio at a specified level of confidence and time horizon.

CIBC SECOND QUARTER 2022	51

Interim consolidated financial statements
(Unaudited)

Contents

53	Consolidated balance sheet

54	Consolidated statement of income

55	Consolidated statement of comprehensive income

56	Consolidated statement of changes in equity

57	Consolidated statement of cash flows

58	Notes to the interim consolidated financial statements

58	Note 1	–	Changes in accounting policies

58	Note 2	–	Significant estimates and assumptions

59	Note 3	–	Fair value measurement

63	Note 4	–	Significant transactions

63	Note 5	–	Securities

65	Note 6	–	Loans

71	Note 7	–	Deposits

71	Note 8	–	Subordinated indebtedness

72	Note 9	–	Share capital

73	Note 10	–	Post-employment benefits

73	Note 11	–	Income taxes

74	Note 12	–	Earnings per share

74	Note 13	–	Contingent liabilities and provisions

75	Note 14	–	Interest income and expense

75	Note 15	–	Segmented information

52	CIBC SECOND QUARTER 2022

Consolidated balance sheet

Unaudited, millions of Canadian dollars, as at	2022 Apr. 30	2021 Oct. 31
ASSETS
Cash and non-interest-bearing deposits with banks	$20,768	$34,573
Interest-bearing deposits with banks	27,252	22,424
Securities (Note 5)	172,273	161,401
Cash collateral on securities borrowed	14,623	12,368
Securities purchased under resale agreements	64,424	67,572
Loans (Note 6)
Residential mortgages	261,986	251,526
Personal	43,969	41,897
Credit card	15,087	11,134
Business and government	172,475	150,213
Allowance for credit losses	(2,823)	(2,849)
	490,694	451,921
Other
Derivative instruments	46,665	35,912
Customers’ liability under acceptances	11,736	10,958
Property and equipment	3,357	3,286
Goodwill	5,103	4,954
Software and other intangible assets	2,371	2,029
Investments in equity-accounted associates and joint ventures	617	658
Deferred tax assets	300	402
Other assets	33,965	29,225
	104,114	87,424
	$894,148	$837,683
LIABILITIES AND EQUITY
Deposits (Note 7)
Personal	$225,229	$213,932
Business and government	368,969	344,388
Bank	22,495	20,246
Secured borrowings	48,794	42,592
	665,487	621,158
Obligations related to securities sold short	18,970	22,790
Cash collateral on securities lent	3,094	2,463
Obligations related to securities sold under repurchase agreements	66,837	71,880
Other
Derivative instruments	45,054	32,101
Acceptances	11,767	10,961
Deferred tax liabilities	121	38
Other liabilities	28,580	24,923
	85,522	68,023
Subordinated indebtedness (Note 8)	6,291	5,539
Equity
Preferred shares and other equity instruments	4,325	4,325
Common shares (Note 9)	14,545	14,351
Contributed surplus	115	110
Retained earnings	27,567	25,793
Accumulated other comprehensive income (AOCI)	1,202	1,069
Total shareholders’ equity	47,754	45,648
Non-controlling interests	193	182
Total equity	47,947	45,830
	$894,148	$837,683
The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

CIBC SECOND QUARTER 2022	53

Consolidated statement of income

	For the three months ended			For the six months ended
Unaudited, millions of Canadian dollars, except as noted	2022 Apr. 30	2022 Jan. 31	2021 Apr. 30	2022 Apr. 30	2021 Apr. 30
Interest income (Note 14) (1)
Loans	$3,413	$3,206	$2,934	$6,619	$6,005
Securities	666	629	529	1,295	1,098
Securities borrowed or purchased under resale agreements	120	78	79	198	169
Deposits with banks	47	28	31	75	72
	4,246	3,941	3,573	8,187	7,344
Interest expense (Note 14)
Deposits	949	638	666	1,587	1,421
Securities sold short	88	68	62	156	118
Securities lent or sold under repurchase agreements	73	54	55	127	126
Subordinated indebtedness	35	29	28	64	63
Other	13	20	15	33	30
	1,158	809	826	1,967	1,758
Net interest income	3,088	3,132	2,747	6,220	5,586
Non-interest income
Underwriting and advisory fees	146	148	231	294	365
Deposit and payment fees	223	214	187	437	382
Credit fees	309	322	278	631	565
Card fees	102	135	104	237	227
Investment management and custodial fees	452	445	390	897	763
Mutual fund fees	449	479	427	928	851
Insurance fees, net of claims	83	94	81	177	178
Commissions on securities transactions	106	106	120	212	223
Gains (losses) from financial instruments measured/designated at fair value through profit or loss (FVTPL), net	286	259	178	545	391
Gains (losses) from debt securities measured at fair value through other comprehensive income (FVOCI) and amortized cost, net	16	19	22	35	58
Foreign exchange other than trading (FXOTT)	68	73	78	141	147
Income from equity-accounted associates and joint ventures	14	13	16	27	32
Other	34	59	73	93	127
	2,288	2,366	2,185	4,654	4,309
Total revenue	5,376	5,498	4,932	10,874	9,895
Provision for credit losses (Note 6)	303	75	32	378	179
Non-interest expenses
Employee compensation and benefits	1,746	1,747	1,598	3,493	3,162
Occupancy costs	204	204	194	408	387
Computer, software and office equipment	563	530	507	1,093	974
Communications	93	80	87	173	166
Advertising and business development	80	63	50	143	95
Professional fees	84	71	57	155	104
Business and capital taxes	28	32	27	60	58
Other	316	296	236	612	536
	3,114	3,023	2,756	6,137	5,482
Income before income taxes	1,959	2,400	2,144	4,359	4,234
Income taxes	436	531	493	967	958
Net income	$1,523	$1,869	$1,651	$3,392	$3,276
Net income attributable to non-controlling interests	$5	$5	$4	$10	$8
Preferred shareholders and other equity instrument holders	$47	$41	$51	$88	$81
Common shareholders	1,471	1,823	1,596	3,294	3,187
Net income attributable to equity shareholders	$1,518	$1,864	$1,647	$3,382	$3,268
Earnings per share (in dollars) (Note 12) (2)
Basic	$1.63	$2.02	$1.78	$3.65	$3.56
Diluted	1.62	2.01	1.78	3.64	3.55
Dividends per common share (in dollars) (2)	0.805	0.805	0.730	1.610	1.460
(1)
Interest income included $3.8 billion for the quarter ended April 30, 2022 (January 31, 2022: $3.5 billion; April 30, 2021: $3.2 billion) and $7.2 billion for the six months ended April 30, 2022 (April 30, 2021: $6.5 billion) calculated based on the effective interest rate method.

(2)
On April 7, 2022, CIBC shareholders approved a two-for-one share split (Share Split) of CIBC’s issued and outstanding common shares. Each shareholder of record at the close of business on May 6, 2022 (Record Date) received one additional share on May 13, 2022 (Payment Date) for every one share held on the Record Date. All common share numbers and per common share amounts have been adjusted to reflect the Share Split as if it was retroactively applied to all periods presented.

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

54	CIBC SECOND QUARTER 2022

Consolidated statement of comprehensive income

	For the three months ended			For the six months ended
Unaudited, millions of Canadian dollars	2022 Apr. 30	2022 Jan. 31	2021 Apr. 30	2022 Apr. 30	2021 Apr. 30
Net income	$1,523	$1,869	$1,651	$3,392	$3,276
Other comprehensive income (loss) (OCI), net of income tax, that is subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	437	1,051	(1,438)	1,488	(2,855)
Net gains (losses) on hedges of investments in foreign operations	(245)	(616)	843	(861)	1,641
	192	435	(595)	627	(1,214)
Net change in debt securities measured at FVOCI
Net gains (losses) on securities measured at FVOCI	(404)	(169)	(72)	(573)	(16)
Net (gains) losses reclassified to net income	(11)	(14)	(16)	(25)	(42)
	(415)	(183)	(88)	(598)	(58)
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	(749)	7	30	(742)	154
Net (gains) losses reclassified to net income	326	(72)	(38)	254	(186)
	(423)	(65)	(8)	(488)	(32)
OCI, net of income tax, that is not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans	322	106	327	428	526
Net gains (losses) due to fair value change of fair value option (FVO) liabilities attributable to changes in credit risk	108	39	20	147	(15)
Net gains (losses) on equity securities designated at FVOCI	35	19	21	54	45
	465	164	368	629	556
Total OCI (1)	(181)	351	(323)	170	(748)
Comprehensive income	$1,342	$2,220	$1,328	$3,562	$2,528
Comprehensive income (loss) attributable to non-controlling interests	$5	$5	$4	$10	$8
Preferred shareholders and other equity instrument holders	$47	$41	$51	$88	$81
Common shareholders	1,290	2,174	1,273	3,464	2,439
Comprehensive income attributable to equity shareholders	$1,337	$2,215	$1,324	$3,552	$2,520
(1)  Includes $100 million of losses for the quarter ended April 30, 2022 (January 31, 2022: $27 million of losses; April 30, 2021: $25 million of losses), and $127 million of losses for the six months ended April 30, 2022 (April 30, 2021: $31 million of losses), relating to our investments in equity-accounted associates and joint ventures.

	For the three months ended			For the six months ended
Unaudited, millions of Canadian dollars	2022 Apr. 30	2022 Jan. 31	2021 Apr. 30	2022 Apr. 30	2021 Apr. 30
Income tax (expense) benefit allocated to each component of OCI
Subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	$(15)	$(35)	$42	$(50)	$53
Net gains (losses) on hedges of investments in foreign operations	14	40	(46)	54	(61)
	(1)	5	(4)	4	(8)
Net change in debt securities measured at FVOCI
Net gains (losses) on securities measured at FVOCI	99	34	12	133	(13)
Net (gains) losses reclassified to net income	4	5	6	9	15
	103	39	18	142	2
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	269	(4)	(10)	265	(55)
Net (gains) losses reclassified to net income	(117)	26	13	(91)	66
	152	22	3	174	11
Not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans	(115)	(38)	(117)	(153)	(188)
Net gains (losses) due to fair value change of FVO liabilities attributable to changes in credit risk	(38)	(14)	(8)	(52)	5
Net gains (losses) on equity securities designated at FVOCI	(13)	(8)	(7)	(21)	(15)
	(166)	(60)	(132)	(226)	(198)
	$88	$6	$(115)	$94	$(193)
The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

CIBC SECOND QUARTER 2022	55

Consolidated statement of changes in equity

	For the three months ended			For the six months ended
Unaudited, millions of Canadian dollars	2022 Apr. 30	2022 Jan. 31	2021 Apr. 30	2022 Apr. 30	2021 Apr. 30
Preferred shares and other equity instruments
Balance at beginning of period	$4,325	$4,325	$3,575	$4,325	$3,575
Balance at end of period	$4,325	$4,325	$3,575	$4,325	$3,575
Common shares (Note 9)
Balance at beginning of period	$14,457	$14,351	$13,991	$14,351	$13,908
Issue of common shares	90	135	136	225	235
Purchase of common shares for cancellation	–	(29)	–	(29)	–
Treasury shares	(2)	–	3	(2)	(13)
Balance at end of period	$14,545	$14,457	$14,130	$14,545	$14,130
Contributed surplus
Balance at beginning of period	$116	$110	$119	$110	$117
Compensation expense arising from equity-settled share-based awards	3	9	8	12	14
Exercise of stock options and settlement of other equity-settled share-based awards	(2)	(6)	(18)	(8)	(23)
Other (1)	(2)	3	10	1	11
Balance at end of period	$115	$116	$119	$115	$119
Retained earnings
Balance at beginning of period	$26,807	$25,793	$23,060	$25,793	$22,119
Net income attributable to equity shareholders	1,518	1,864	1,647	3,382	3,268
Dividends and distributions
Preferred and other equity instruments	(47)	(41)	(51)	(88)	(81)
Common	(726)	(726)	(655)	(1,452)	(1,308)
Premium on purchase of common shares for cancellation	–	(105)	–	(105)	–
Realized gains (losses) on equity securities designated at FVOCI reclassified from AOCI	15	22	1	37	4
Other	–	–	1	–	1
Balance at end of period	$27,567	$26,807	$24,003	$27,567	$24,003
AOCI, net of income tax
AOCI, net of income tax, that is subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Balance at beginning of period	$493	$58	$554	$58	$1,173
Net change in foreign currency translation adjustments	192	435	(595)	627	(1,214)
Balance at end of period	$685	$493	$(41)	$685	$(41)
Net gains (losses) on debt securities measured at FVOCI
Balance at beginning of period	$10	$193	$339	$193	$309
Net change in securities measured at FVOCI	(415)	(183)	(88)	(598)	(58)
Balance at end of period	$(405)	$10	$251	$(405)	$251
Net gains (losses) on cash flow hedges
Balance at beginning of period	$72	$137	$250	$137	$274
Net change in cash flow hedges	(423)	(65)	(8)	(488)	(32)
Balance at end of period	$(351)	$72	$242	$(351)	$242
AOCI, net of income tax, that is not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans
Balance at beginning of period	$740	$634	$(84)	$634	$(283)
Net change in post-employment defined benefit plans	322	106	327	428	526
Balance at end of period	$1,062	$740	$243	$1,062	$243
Net gains (losses) due to fair value change of FVO liabilities attributable to changes in credit risk
Balance at beginning of period	$11	$(28)	$(75)	$(28)	$(40)
Net change attributable to changes in credit risk	108	39	20	147	(15)
Balance at end of period	$119	$11	$(55)	$119	$(55)
Net gains (losses) on equity securities designated at FVOCI
Balance at beginning of period	$72	$75	$23	$75	$2
Net gains (losses) on equity securities designated at FVOCI	35	19	21	54	45
Realized (gains) losses on equity securities designated at FVOCI reclassified to retained earnings	(15)	(22)	(1)	(37)	(4)
Balance at end of period	$92	$72	$43	$92	$43
Total AOCI, net of income tax	$1,202	$1,398	$683	$1,202	$683
Non-controlling interests
Balance at beginning of period	$189	$182	$177	$182	$181
Net income attributable to non-controlling interests	5	5	4	10	8
Dividends	(2)	(2)	(2)	(4)	(2)
Other	1	4	(9)	5	(17)
Balance at end of period	$193	$189	$170	$193	$170
Equityat end of period	$47,947	$47,292	$42,680	$47,947	$42,680
(1)	Includes the portion of the estimated tax benefit related to employee stock options that is incremental to the amount recognized in the interim consolidated statement of income.
The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

56	CIBC SECOND QUARTER 2022

Consolidated statement of cash flows

	For the three months ended			For the six months ended
Unaudited, millions of Canadian dollars	2022 Apr. 30	2022 Jan. 31	2021 Apr. 30	2022 Apr. 30	2021 Apr. 30
Cash flows provided by (used in) operating activities
Net income	$1,523	$1,869	$1,651	$3,392	$3,276
Adjustments to reconcile net income to cash flows provided by (used in) operating activities:
Provision for credit losses	303	75	32	378	179
Amortization and impairment (1)	256	253	249	509	486
Stock options and restricted shares expense	3	9	8	12	14
Deferred income taxes	9	94	(29)	103	14
Losses (gains) from debt securities measured at FVOCI and amortized cost	(16)	(19)	(22)	(35)	(58)
Net losses (gains) on disposal of property and equipment	(1)	1	–	–	–
Other non-cash items, net	45	(107)	430	(62)	512
Net changes in operating assets and liabilities
Interest-bearing deposits with banks	(7,161)	2,333	34	(4,828)	(1,286)
Loans, net of repayments	(16,373)	(21,119)	(11,056)	(37,492)	(15,233)
Deposits, net of withdrawals	17,692	27,462	1,479	45,154	3,107
Obligations related to securities sold short	(4,302)	482	793	(3,820)	4,306
Accrued interest receivable	(380)	141	7	(239)	139
Accrued interest payable	210	(43)	(125)	167	(284)
Derivative assets	(13,569)	2,854	(1,159)	(10,715)	(2,599)
Derivative liabilities	15,947	(2,801)	1,952	13,146	3,640
Securities measured at FVTPL	12,680	(8,388)	(6,288)	4,292	(10,152)
Other assets and liabilities measured/designated at FVTPL	2,267	1,526	1,833	3,793	3,560
Current income taxes	(194)	(855)	154	(1,049)	216
Cash collateral on securities lent	808	(177)	1,460	631	1,381
Obligations related to securities sold under repurchase agreements	(2,897)	(3,525)	(10,402)	(6,422)	(5,533)
Cash collateral on securities borrowed	(527)	(1,728)	(16)	(2,255)	(3,026)
Securities purchased under resale agreements	2,553	730	1,290	3,283	2,489
Other, net	(2,001)	(40)	(35)	(2,041)	(4,018)
	6,875	(973)	(17,760)	5,902	(18,870)
Cash flows provided by (used in) financing activities
Issue of subordinated indebtedness	1,000	–	1,000	1,000	1,000
Redemption/repurchase/maturity of subordinated indebtedness	–	–	–	–	(1,008)
Issue of common shares for cash	51	93	85	144	147
Purchase of common shares for cancellation	–	(134)	–	(134)	–
Net sale (purchase) of treasury shares	(2)	–	3	(2)	(13)
Dividends and distributions paid	(736)	(731)	(673)	(1,467)	(1,324)
Repayment of lease liabilities	(83)	(76)	(74)	(159)	(148)
	230	(848)	341	(618)	(1,346)
Cash flows provided by (used in) investing activities
Purchase of securities measured/designated at FVOCI and amortized cost	(16,756)	(23,727)	(12,052)	(40,483)	(22,006)
Proceeds from sale of securities measured/designated at FVOCI and amortized cost	4,668	7,538	7,379	12,206	14,191
Proceeds from maturity of debt securities measured at FVOCI and amortized cost	5,784	6,825	6,301	12,609	11,977
Acquisition of Canadian Costco credit card portfolio (Note 4)	(3,078)	–	–	(3,078)	–
Net sale (purchase) of property, equipment and software	(244)	(201)	(175)	(445)	(359)
	(9,626)	(9,565)	1,453	(19,191)	3,803
Effect of exchange rate changes on cash and non-interest-bearing deposits with banks	30	72	(96)	102	(194)
Net increase (decrease) in cash and non-interest-bearing deposits with banks during the period	(2,491)	(11,314)	(16,062)	(13,805)	(16,607)
Cash and non-interest-bearing deposits with banks at beginning of period	23,259	34,573	42,986	34,573	43,531
Cash and non-interest-bearing deposits with banks at end of period (2)	$20,768	$23,259	$26,924	$20,768	$26,924
Cash interest paid	$948	$852	$951	$1,800	$2,042
Cash interest received	3,607	3,796	3,323	7,403	6,982
Cash dividends received	259	286	257	545	501
Cash income taxes paid	621	1,292	368	1,913	728
(1)	Comprises amortization and impairment of buildings, right-of-use assets, furniture, equipment, leasehold improvements, software and other intangible assets, and goodwill.
(2)	Includes restricted cash of $481 million (January 31, 2022: $462 million; April 30, 2021: $492 million) and interest-bearing demand deposits with Bank of Canada.
The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

CIBC SECOND QUARTER 2022	57

Notes to the interim consolidated financial statements
(Unaudited)
The interim consolidated financial statements of CIBC are prepared in accordance with Section 308(4) of the
Bank Act
(Canada), which states that, except as otherwise specified by the Office of the Superintendent of Financial Institutions (OSFI), the financial statements are to be prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). There are no accounting requirements of OSFI that are exceptions to IFRS.
These interim consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting” and do not include all of the information required for full annual consolidated financial statements. These interim consolidated financial statements follow the same accounting policies and methods of application as CIBC’s consolidated financial statements as at and for the year ended October 31, 2021.
All amounts in these interim consolidated financial statements are presented in millions of Canadian dollars, unless otherwise indicated. These interim consolidated financial statements were authorized for issue by the Board of Directors on May 25, 2022.
Note 1.    Changes in accounting policies
Future accounting policy changes
For details on future accounting policy changes, refer to Note 32 to the consolidated financial statements included in our 2021 Annual Report. We are continuing to evaluate the impact of standards that are effective for us after fiscal 2022.
Note 2.    Significant estimates and assumptions
As disclosed in our 2021 Annual Report, the preparation of the consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the recognized and measured amounts of assets, liabilities, net income, comprehensive income and related disclosures. Significant estimates and assumptions are made in the areas of the valuation of financial instruments, allowance for credit losses, the evaluation of whether to consolidate structured entities, asset impairment, income taxes, provisions and contingent liabilities, post-employment and other long-term benefit plan assumptions and valuation of self-managed loyalty points programs.
While global economic activity remained healthy through the first months of 2022, we continue to operate in an uncertain macroeconomic environment due to inflationary concerns and supply chain disruptions related to the war in Ukraine and the measures imposed in some countries to combat the spread of COVID-19. These challenges continue to give rise to heightened uncertainty as it relates to accounting estimates and assumptions and increases the need to apply judgment in evaluating the economic and market environment and its impact on significant estimates. This particularly impacts estimates and assumptions relating to the allowance for credit losses.
During the three months ended January 31, 2022, improvements in our economic outlook resulted in a moderate reduction in our stage 1 and stage 2 performing expected credit losses (ECLs), while a moderation in our economic outlook during the three months ended April 30, 2022 resulted in a small increase in stage 1 and stage 2 performing ECLs. Significant judgment continued to be inherent in the forecasting of forward-looking information, including with regard to our base case assumption that global supply chain and inflationary challenges will ease, vaccination programs and other treatments will be able to effectively respond to the new and emerging variants, governments will respond to future waves of the virus with targeted health measures rather than broader economic closures and that the war in Ukraine will not expand into a broader conflict. Changes in the judgments and estimates related to IFRS 9 can have a significant impact on the level of ECL allowance recognized and the period-over-period volatility of the provision for credit losses. Actual results could differ from these estimates and assumptions. See Note 6 to our consolidated financial statements in our 2021 Annual Report, and Note 6 to our interim consolidated financial statements for more information concerning the high level of judgment inherent in the estimation of ECL allowance.

58	CIBC SECOND QUARTER 2022

Note 3.    Fair value measurement
Fair value of financial instruments

		Carrying value
$ millions, as at		Amortized cost	Mandatorily measured at FVTPL	Designated at FVTPL	Fair value through OCI	Total	Fair value	Fair value over (under) carrying value
2022	Financial assets
Apr. 30	Cash and deposits with banks	$47,591	$429	$–	$–	$48,020	$48,020	$–
	Securities	47,064	67,953	–	57,256	172,273	171,295	(978)
	Cash collateral on securities borrowed	14,623	–	–	–	14,623	14,623	–
	Securities purchased under resale agreements	58,726	5,698	–	–	64,424	64,424	–
	Loans
	Residential mortgages	261,663	7	–	–	261,670	256,689	(4,981)
	Personal	43,162	–	–	–	43,162	43,067	(95)
	Credit card	14,383	–	–	–	14,383	14,481	98
	Business and government	143,656	27,564	259	–	171,479	171,111	(368)
	Derivative instruments	–	46,665	–	–	46,665	46,665	–
	Customers’ liability under acceptances	11,736	–	–	–	11,736	11,736	–
	Other assets	23,422	–	–	–	23,422	23,422	–
	Financial liabilities
	Deposits
	Personal	$214,948	$–	$10,281	$–	$225,229	$224,727	$(502)
	Business and government	358,683	–	10,286	–	368,969	369,611	642
	Bank	22,495	–	–	–	22,495	22,495	–
	Secured borrowings	47,400	–	1,394	–	48,794	48,672	(122)
	Derivative instruments	–	45,054	–	–	45,054	45,054	–
	Acceptances	11,767	–	–	–	11,767	11,767	–
	Obligations related to securities sold short	–	18,970	–	–	18,970	18,970	–
	Cash collateral on securities lent	3,094	–	–	–	3,094	3,094	–
	Obligations related to securities sold under repurchase agreements	62,983	–	3,854	–	66,837	66,837	–
	Other liabilities	21,120	117	99	–	21,336	21,336	–
	Subordinated indebtedness	6,291	–	–	–	6,291	6,418	127
2021	Financial assets
Oct. 31	Cash and deposits with banks	$56,701	$296	$–	$–	$56,997	$56,997	$–
	Securities	35,159	72,192	53	53,997	161,401	161,712	311
	Cash collateral on securities borrowed	12,368	–	–	–	12,368	12,368	–
	Securities purchased under resale agreements	60,482	7,090	–	–	67,572	67,572	–
	Loans
	Residential mortgages	251,230	16	–	–	251,246	249,786	(1,460)
	Personal	41,129	–	–	–	41,129	41,114	(15)
	Credit card	10,509	–	–	–	10,509	10,509	–
	Business and government	123,054	25,651	332	–	149,037	148,960	(77)
	Derivative instruments	–	35,912	–	–	35,912	35,912	–
	Customers’ liability under acceptances	10,958	–	–	–	10,958	10,958	–
	Other assets	21,054	–	–	–	21,054	21,054	–
	Financial liabilities
	Deposits
	Personal	$205,461	$–	$8,471	$–	$213,932	$213,949	$17
	Business and government	334,632	–	9,756	–	344,388	345,533	1,145
	Bank	20,246	–	–	–	20,246	20,246	–
	Secured borrowings	41,539	–	1,053	–	42,592	42,838	246
	Derivative instruments	–	32,101	–	–	32,101	32,101	–
	Acceptances	10,961	–	–	–	10,961	10,961	–
	Obligations related to securities sold short	–	22,790	–	–	22,790	22,790	–
	Cash collateral on securities lent	2,463	–	–	–	2,463	2,463	–
	Obligations related to securities sold under repurchase agreements	67,905	–	3,975	–	71,880	71,880	–
	Other liabilities	16,854	113	51	–	17,018	17,018	–
	Subordinated indebtedness	5,539	–	–	–	5,539	5,820	281

CIBC SECOND QUARTER 2022	59

The table below presents the level in the fair value hierarchy into which the fair values of financial instruments, that are carried at fair value on the interim consolidated balance sheet, are categorized:

	Level 1		Level 2		Level 3
	Quoted market price		Valuation technique – observable market inputs		Valuation technique – non-observable market inputs		Total	Total
$ millions, as at	2022 Apr. 30	2021 Oct. 31	2022 Apr. 30	2021 Oct. 31	2022 Apr. 30	2021 Oct. 31	2022 Apr. 30	2021 Oct. 31
Financial assets

Deposits with banks	$–	$–	$429	$296	$–	$–	$429	$296
Securities mandatorily measured and designated at FVTPL
Government issued or guaranteed	1,970	3,015	24,449 (1)	24,737 (1)	–	–	26,419	27,752
Corporate equity	34,437	37,981	231	219	4	4	34,672	38,204
Corporate debt	–	–	4,145	3,997	2	2	4,147	3,999
Mortgage- and asset-backed	–	–	2,605 (2)	2,235 (2)	110	55	2,715	2,290
	36,407	40,996	31,430	31,188	116	61	67,953	72,245

Loans mandatorily measured at FVTPL
Business and government	–	–	27,253	24,945	570 (3)	1,038 (3)	27,823	25,983
Residential mortgages	–	–	7	16	–	–	7	16
	–	–	27,260	24,961	570	1,038	27,830	25,999

Debt securities measured at FVOCI
Government issued or guaranteed	3,807	5,309	44,292	38,122	–	–	48,099	43,431
Corporate debt	–	–	6,369	7,833	–	–	6,369	7,833
Mortgage- and asset-backed	–	–	1,875	1,897	–	–	1,875	1,897
	3,807	5,309	52,536	47,852	–	–	56,343	53,161

Equity securities designated at FVOCI
Corporate equity	78	125	358	319	477	392	913	836

Securities purchased under resale agreements
measured at FVTPL	–	–	5,698	7,090	–	–	5,698	7,090
Derivative instruments
Interest rate	22	3	7,591	8,948	17	35	7,630	8,986
Foreign exchange	–	–	19,922	11,707	–	–	19,922	11,707
Credit	–	–	92	4	42	49	134	53
Equity	2,955	4,650	2,180	1,877	2	13	5,137	6,540
Precious metal	–	–	157	132	–	–	157	132
Other commodity	146	343	13,539	8,151	–	–	13,685	8,494
	3,123	4,996	43,481	30,819	61	97	46,665	35,912
Total financial assets	$43,415	$51,426	$161,192	$142,525	$1,224	$1,588	$205,831	$195,539
Financial liabilities
Deposits and other liabilities (4)	$–	$–	$(21,483)	$(18,702)	$(694)	$(742)	$(22,177)	$(19,444)
Obligations related to securities sold short	(7,010)	(11,226)	(11,960)	(11,564)	–	–	(18,970)	(22,790)
Obligations related to securities sold under
repurchase agreements	–	–	(3,854)	(3,975)	–	–	(3,854)	(3,975)
Derivative instruments
Interest rate	(13)	–	(9,849)	(8,426)	(744)	(136)	(10,606)	(8,562)
Foreign exchange	–	–	(20,797)	(11,039)	–	–	(20,797)	(11,039)
Credit	–	–	(98)	(50)	(47)	(54)	(145)	(104)
Equity	(3,199)	(3,422)	(4,272)	(5,280)	(1)	(77)	(7,472)	(8,779)
Precious metal	–	–	(238)	(147)	–	–	(238)	(147)
Other commodity	(671)	(1,122)	(5,125)	(2,348)	–	–	(5,796)	(3,470)
	(3,883)	(4,544)	(40,379)	(27,290)	(792)	(267)	(45,054)	(32,101)
Total financial liabilities	$(10,893)	$(15,770)	$(77,676)	$(61,531)	$(1,486)	$(1,009)	$(90,055)	$(78,310)
(1)	Includes nil related to securities designated at FVTPL (October 31, 2021: $49 million).
(2)	Includes nil related to asset-backed securities designated at FVTPL (October 31, 2021: $4 million).
(3)	Includes $ 259 million related to loans designated at FVTPL (October 31, 2021: $332 million).
(4)
Comprises deposits designated at FVTPL of $21,320 million (October 31, 2021: $18,530 million), net bifurcated embedded derivative liabilities of $641 million (October 31, 2021: $750 million), other liabilities designated at FVTPL of $99 million (October 31, 2021: $51 million), and other financial liabilities measured at fair value of $117 million (October 31, 2021: $113 million).

Transfers between levels in the fair value hierarchy are deemed to have occurred at the beginning of the quarter in which the transfer occurred. Transfers between levels can occur as a result of additional or new information regarding valuation inputs and changes in their observability. During the quarter ended April 30, 2022, we transferre
d $736
million of securities mandatorily measured at FVTPL from Level 1 to Level 2,
$176
million of securities sold short from Level 1 to Level 2, and no transfers from Level 2 to Level 1, due to changes in observability in the inputs used to value these securities and derivatives (for the quarter ended January 31, 2022
, $567 million of securities mandatorily measured at FVTPL from Level 1 to Level 2, $5,514 million of securities sold short from Level 1 to Level 2, $584 million of derivative liabilities from Level 1 to Level 2, and $21 million of derivative assets from Level 1 to Level 2, and no transfers from Level 2 to Level 1; for the quarter ended April 30, 2021, $76 million of securities mandatorily measured at FVTPL from Level 1 to Level 2 and $21 million from Level 2 to Level 1, and $578 million of securities sold short from Level 1 to Level 2 and $69 million from Level 2 to Level 1, due to changes in observability in the inputs used to value these securities). In addition, transfers between Level 2 and Level 3 were made during the quarters ended April 30, 2022, January 31, 2022, and April 30, 2021, primarily due to changes in the assessment of the observability of certain correlation and market volatility inputs that were used in measuring the fair value of our
FVO
liabilities and derivatives.
The following table presents the changes in fair value of financial assets and liabilities in Level 3. These instruments are measured at fair value utilizing non-observable market inputs. We often hedge positions with offsetting positions that may be classified in a different level. As a result, the gains and losses for assets and liabilities in the Level 3 category presented in the table below do not reflect the effect of offsetting gains and losses on the related hedging instruments that are classified in Level 1 and Level 2.

60	CIBC SECOND QUARTER 2022

		Net gains (losses) included in income (1)
$ millions, for the three months ended	Opening balance	Realized (2)	Unrealized	(2)(3)	Net unrealized gains (losses) included in OCI (4)	Transfer in to Level 3	Transfer out of Level 3	Purchases/ Issuances			Sales/ Settlements	Closing balance
Apr. 30, 2022
Securities mandatorily measured and designated at FVTPL
Corporate equity	$4	$–	$–		$–	$–	$–	$–			$–	$4
Corporate debt	2	–	–		–	–	–	–			–	2
Mortgage- and asset-backed	86	–	–		–	–	–	61			(37)	110
Loans mandatorily measured at FVTPL
Business and government	640	–	(7)		6	–	–	–			(69)	570
Equity securities designated at FVOCI
Corporate equity	450	–	–		31	–	–	18			(22)	477
Derivative instruments
Interest rate	25	–	(8)		–	–	–	–			–	17
Credit	43	(2)	1		–	–	–	–			–	42
Equity	16	1	(1)		–	–	(13)	1			(2)	2
Total assets	$1,266	$(1)	$(15)		$37	$–	$(13)	$80			$(130)	$1,224
Deposits and other liabilities (5)	$(811)	$(15)	$38		$–	$–	$1	$(85)			$178	$(694)
Derivative instruments
Interest rate	(213)	–	(522)		–	–	–	–			(9)	(744)
Credit	(48)	2	(1)		–	–	–	–			–	(47)
Equity	(16)	–	–		–	–	13	(1)			3	(1)
Total liabilities	$(1,088)	$(13)	$(485)		$–	$–	$14	$(86)			$172	$(1,486)
Jan. 31, 2022
Securities mandatorily measured and designated at FVTPL
Corporate equity	$4	$–	$–		$–	$–	$–	$–			$–	$4
Corporate debt	2	–	–		–	–	–	–			–	2
Mortgage- and asset-backed	55	–	–		–	–	–	32			(1)	86
Loans mandatorily measured at FVTPL
Business and government	1,038	–	(3)		17	–	–	–			(412)	640
Equity securities designated at FVOCI
Corporate equity	392	–	–		47	–	–	27			(16)	450
Derivative instruments
Interest rate	35	–	(11)		–	–	–	–			1	25
Credit	49	(5)	(1)		–	–	–	–			–	43
Equity	13	–	(1)		–	10	(8)	2			–	16
Total assets	$1,588	$(5)	$(16)		$64	$10	$(8)	$61			$(428)	$1,266
Deposits and other liabilities (5)	$(742)	$8	$(156)		$–	$–	$2	$(21)			$98	$(811)
Derivative instruments
Interest rate	(136)	–	(82	) (6)	–	–	2	–	(6)		3	(213)
Credit	(54)	5	1		–	–	–	–			–	(48)
Equity	(77)	–	–		–	–	60	(2)			3	(16)
Total liabilities	$(1,009)	$13	$(237	) (6)	$–	$–	$64	$(23	) (6)		$104	$(1,088)
Apr. 30, 2021
Securities mandatorily measured and designated at FVTPL
Corporate equity	$19	$–	$(6)		$–	$–	$–	$23			$(29)	$7
Corporate debt	30	–	8		–	–	–	–			(38)	–
Mortgage- and asset-backed	102	–	–		–	–	–	44			(2)	144
Loans mandatorily measured at FVTPL
Business and government	879	–	(1)		(33)	–	–	180			(29)	996
Equity securities designated at FVOCI
Corporate equity	269	–	–		17	–	–	10			(8)	288
Derivative instruments
Interest rate	45	–	(8)		–	–	–	1			–	38
Foreign exchange	–	–	16		–	(8)	–	–			–	8
Credit	101	(6)	(38)		–	–	–	–			–	57
Equity	61	–	–		–	–	(1)	6			–	66
Total assets	$1,506	$(6)	$(29)		$(16)	$(8)	$(1)	$264			$(106)	$1,604
Deposits and other liabilities (5)	$(367)	$6	$(257)		$–	$(13)	$(3)	$(38)			$71	$(601)
Derivative instruments
Interest rate	(74)	–	(119	) (6)	–	(28)	–	–		(6)	3	(218)
Credit	(113)	6	44		–	–	–	–			1	(62)
Equity	(137)	–	(62)		–	–	8	(15)			22	(184)
Total liabilities	$(691)	$12	$(394	) (6)	$–	$(41)	$5	$(53)		(6)	$97	$(1,065)
(1)	Cumulative AOCI gains or losses related to equity securities designated at FVOCI are reclassified from AOCI to retained earnings at the time of disposal or derecognition.
(2)	Includes foreign currency gains and losses related to debt securities measured at FVOCI.
(3)	Comprises unrealized gains and losses relating to the assets and liabilities held at the end of the reporting period.
(4)	Foreign exchange translation on loans mandatorily measured at FVTPL held by foreign operations and denominated in the same currency as the foreign operations is included in OCI.
(5)
Includes deposits designated at FVTPL of $107 million (January 31, 2022: $137 million; April 30, 2021: $13 million), net bifurcated embedded derivative liabilities of $488 million (January 31, 2022: $648 million; April 30, 2021: $562 million) and other liabilities designated at FVTPL of $99 million (January 31, 2022: $26 million; April 30, 2021: $26 million).

(6)	Restated from amounts previously presented to conform to the current period presentation.

CIBC SECOND QUARTER 2022	61

		Net gains (losses) included in income (1)
$ millions, for the six months ended	Opening balance	Realized	(2)	Unrealized	(2)(3)	Net unrealized gains (losses) included in OCI (4)	Transfer in to Level 3	Transfer out of Level 3	Purchases/ Issuances		Sales/ Settlements	Closing balance
Apr. 30, 2022
Securities mandatorily measured and designated at FVTPL
Corporate equity	$4	$–		$–		$–	$–	$–	$–		$–	$4
Corporate debt	2	–		–		–	–	–	–		–	2
Mortgage- and asset-backed	55	–		–		–	–	–	93		(38)	110
Loans mandatorily measured at FVTPL
Business and government	1,038	–		(10)		23	–	–	–		(481)	570
Equity securities designated at FVOCI
Corporate equity	392	–		–		78	–	–	45		(38)	477
Derivative instruments
Interest rate	35	–		(19)		–	–	–	–		1	17
Credit	49	(7)		–		–	–	–	–		–	42
Equity	13	1		(2)		–	10	(21)	3		(2)	2
Total assets	$1,588	$(6)		$(31)		$101	$10	$(21)	$141		$(558)	$1,224
Deposits and other liabilities (5)	$(742)	$(7)		$(118)		$–	$–	$3	$(106)		$276	$(694)
Derivative instruments
Interest rate	(136)	–		(604)		–	–	2	–		(6)	(744)
Credit	(54)	7		–		–	–	–	–		–	(47)
Equity	(77)	–		–		–	–	73	(3)		6	(1)
Total liabilities	$(1,009)	$–		$(722)		$–	$–	$78	$(109)		$276	$(1,486)
Apr. 30, 2021
Securities mandatorily measured and designated at FVTPL
Corporate equity	$16	$–		$(3)		$–	$–	$–	$23		$(29)	$7
Corporate debt	25	–		13		–	–	–	–		(38)	–
Mortgage- and asset-backed	135	–		–		–	–	–	44		(35)	144
Loans mandatorily measured at FVTPL
Business and government	626	–		(1)		(58)	–	–	458		(29)	996
Equity securities designated at FVOCI
Corporate equity	240	–		–		36	–	–	27		(15)	288
Derivative instruments
Interest rate	48	–		(12)		–	–	–	1		1	38
Foreign exchange	–	–		16		–	(8)	–	–		–	8
Credit	98	(12)		(29)		–	–	–	–		–	57
Equity	212	15	(6)	–	(6)	–	–	(1)	6		(166)	66
Total assets	$1,400	$3		$(16)		$(22)	$(8)	$(1)	$559		$(311)	$1,604
Deposits and other liabilities (5)	$4	$(64	) (6)	$(574	) (6)	$–	$(15)	$(8)	$(40)		$96	$(601)
Derivative instruments
Interest rate	(28)	–		(166	) (6)	–	(28)	–	–	(6)	4	(218)
Credit	(107)	12		36		–	–	–	–		(3)	(62)
Equity	(163)	(19	) (6)	(87	) (6)	–	–	8	(15)		92	(184)
Total liabilities	$(294)	$(71)		$(791	) (6)	$–	$(43)	$–	$(55	) (6)	$189	$(1,065)
(1)	Cumulative AOCI gains or losses related to equity securities designated at FVOCI are reclassified from AOCI to retained earnings at the time of disposal or derecognition.
(2)	Includes foreign currency gains and losses related to debt securities measured at FVOCI.
(3)	Comprises unrealized gains and losses relating to the assets and liabilities held at the end of the reporting period.
(4)	Foreign exchange translation on loans mandatorily measured at FVTPL held by foreign operations and denominated in the same currency as the foreign operations is included in OCI.
(5)
Includes deposits designated at FVTPL of $107 million (April 30, 2021: $13 million), net bifurcated embedded derivative liabilities of $488 million (April 30, 2021: $562 million) and other liabilities designated at FVTPL of $99 million (April 30, 2021: $26 million).

(6)	Restated from amounts previously presented to conform to the current period presentation.
Financial instruments designated at FVTPL (FVO)
A net gain of $4 million, n
e
t of hedges for the three months ended April 30, 2022 (a net gain of $25 million and a net gain of $14 million for the three months ended January 31, 2022 and April 30, 2021, respectively), which is included in the interim consolidated statement of income under Gains (losses) from financial instruments measured/designated at FVTPL, net was recognized for FVO assets and FVO liabilities. A net gain of $29 million, net of hedges for the six months ended April 30, 2022 was realized for FVO assets and FVO liabilities (a net gain of $33 million for the six months ended April 30, 2021).
The fair value of a FVO liability reflects the credit risk relating to that liability. For those FVO liabilities for which we believe changes in our credit risk would impact the fair value from the note holders’ perspective, the related fair value changes were recognized in OCI.

62	CIBC SECOND QUARTER 2022

Note 4.    Significant transactions
Sale of certain banking assets in the Caribbean
On February 25, 2022, FirstCaribbean International Bank Limited (CIBC FirstCaribbean) completed the sale of its banking assets in Aruba upon the satisfaction of the closing conditions. The impact upon closing was not material.
Acquisition of Canadian Costco credit card portfolio
On March 4, 2022, we completed the acquisition of the Canadian Costco credit card portfolio, which had an outstanding balance of $2.9 billion, for cash consideration of $3.1 billion. We have also entered into a long-term agreement under which we have become the exclusive issuer of Costco-branded Mastercard credit cards in Canada. The combined transaction was accounted for as an asset acquisition and included in our Canadian Personal and Business Banking strategic business unit (SBU). On the acquisition date, we recognized credit card receivables at their fair value of $2.8 billion and an intangible asset for the purchased credit card relationships at its fair value of $242
m
illion. The purchase price remains subject to refinement as the purchase consideration is finalized.
Note 5.    Securities
Securities

$ millions, as at	2022 Apr. 30	2021 Oct. 31
	Carrying amount
Debt securities measured at FVOCI	$56,343	$53,161
Equity securities designated at FVOCI	913	836
Securities measured at amortized cost (1)	47,064	35,159
Securities mandatorily measured and designated at FVTPL	67,953	72,245
	$172,273	$161,401
(1)	There were no sales of securities measured at amortized cost during the quarter (October 31, 2021: a realized gain of less than $1 million).
Fair value of debt securities measured and equity securities designated at FVOCI

$ millions, as at					2022 Apr. 30					2021 Oct. 31
	Amortized cost	(1)	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	(1)	Gross unrealized gains	Gross unrealized losses	Fair value
Securities issued or guaranteed by:
Canadian federal government	$11,903		$13	$(7)	$11,909	$8,310		$31	$ (1)	$8,340
Other Canadian governments	18,338		54	(47)	18,345	14,007		182	–	14,189
U.S. Treasury and agencies	11,722		6	(352)	11,376	14,157		23	(53)	14,127
Other foreign governments	6,465		23	(19)	6,469	6,750		30	(5)	6,775
Mortgage-backed securities	1,310		1	(11)	1,300	1,516		29	–	1,545
Asset-backed securities	582		–	(7)	575	354		–	(2)	352
Corporate debt	6,390		3	(24)	6,369	7,820		15	(2)	7,833
	56,710		100	(467)	56,343	52,914		310	(63)	53,161
Corporate public equity (2)	48		32	–	80	67		60	(1)	126
Corporate private equity	738		126	(31)	833	663		84	(37)	710
	786		158	(31)	913	730		144	(38)	836
	$57,496		$258	$(498)	$57,256	$53,644		$454	$ (101)	$53,997
(1)	Net of allowance for credit losses for debt securities measured at FVOCI of $22 million (October 31, 2021: $19 million).
(2)	Includes restricted stock.
The fair value of equity securities designated at FVOCI that were disposed of during the three months ended April 30, 2022 was $26 million ($38 million and nil for the three months ended January 31, 2022 and April 30, 2021, respectively) and $64 million for the six months ended April 30, 2022 (April 30, 2021: $7 million).
Net realized cumulative after-tax gains resulting from dispositions of equity securities designated at FVOCI and return on capital distributions from limited partnerships designated at FVOCI of $15 million were reclassified from AOCI to retained earnings for the three months ended April 30, 2022 ($22 million and $1 million for the three months ended January 31, 2022 and April 30, 2021, respectively) and $37 million for the six months ended April 30, 2022 (April 30, 2021: $4 million).
Dividend income recognized on equity securities designated at FVOCI that were still held as at April 30, 2022 was $4 million ($3 million and $1 million for the three months ended January 31, 2022 and April 30, 2021, respectively) and $7 million for the six months ended April 30, 2022 (April 30, 2021: $2 million). Dividend income recognized on equity securities designated at FVOCI that were disposed of as at April 30, 2022 was nil (nil and nil for the three months ended January 31, 2022 and April 30, 2021, respectively) and nil for the six months ended April 30, 2022 (April 30, 2021: nil).

CIBC SECOND QUARTER 2022	63

Allowance for credit losses
The following table provides a reconciliation of the opening balance to the closing balance of the ECL allowance for debt securities measured at FVOCI:

		Stage 1	Stage 2	Stage 3
$ millions, as at or for the three months ended		Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired	Total
2022	Debt securities measured at FVOCI

Apr. 30	Balance at beginning of period	$4	$19	$–	$23
	Provision for (reversal of) credit losses (1)	–	(1)	–	(1)
	Write-offs	–	–	–	–
	Foreign exchange and other	–	–	–	–
	Balance at end of period	$4	$18	$–	$22
2022	Debt securities measured at FVOCI
Jan. 31	Balance at beginning of period	$4	$15	$–	$19
	Provision for (reversal of) credit losses (1)	–	3	–	3
	Write-offs	–	–	–	–
	Foreign exchange and other	–	1	–	1
	Balance at end of period	$4	$19	$–	$23
2021	Debt securities measured at FVOCI
Apr. 30	Balance at beginning of period	$17	$3	$–	$20
	Provision for (reversal of) credit losses (1)	(2)	1	–	(1)
	Write-offs	–	–	–	–
	Foreign exchange and other	(1)	–	–	(1)
	Balance at end of period	$14	$4	$–	$18

$ millions, as at or for the six months ended
2022	Debt securities measured at FVOCI
Apr. 30	Balance at beginning of period	$4	$15	$–	$19
	Provision for (reversal of) credit losses (1)	–	2	–	2
	Write-offs	–	–	–	–
	Foreign exchange and other	–	1	–	1
	Balance at end of period	$4	$18	$–	$22
2021	Debt securities measured at FVOCI
Apr. 30	Balance at beginning of period	$18	$4	$–	$22
	Provision for (reversal of) credit losses (1)	(3)	–	–	(3)
	Write-offs	–	–	–	–
	Foreign exchange and other	(1)	–	–	(1)
	Balance at end of period	$14	$4	$–	$18
(1)	Included in gains (losses) from debt securities measured at FVOCI and amortized cost, net on our interim consolidated statement of income.

64	CIBC SECOND QUARTER 2022

Note 6.    Loans
Allowance for credit losses
The following table provides a reconciliation of the opening balance to the closing balance of the ECL allowance:

$ millions, as at or for the three months ended	2022 Apr. 30
	Stage 1	Stage 2	Stage 3
	Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired	Total
Residential mortgages

Balance at beginning of period	$64	$76	$163	$303
Originations net of repayments and other derecognitions	5	–	(6)	(1)
Changes in model	(4)	(1)	–	(5)
Net remeasurement (1)	(20)	18	42	40
Transfers (1)
– to 12-month ECL	25	(23)	(2)	–
– to lifetime ECL performing	(2)	4	(2)	–
– to lifetime ECL credit-impaired	–	(3)	3	–
Provision for (reversal of) credit losses (2)	4	(5)	35	34
Write-offs	–	–	(20)	(20)
Recoveries	–	–	–	–
Interest income on impaired loans	–	–	(4)	(4)
Foreign exchange and other	–	1	2	3
Balance at end of period	$68	$72	$176	$316
Personal
Balance at beginning of period	$147	$554	$113	$814
Originations net of repayments and other derecognitions	9	(11)	(2)	(4)
Changes in model	1	–	–	1
Net remeasurement (1)	(89)	121	45	77
Transfers (1)
– to 12-month ECL	91	(89)	(2)	–
– to lifetime ECL performing	(10)	15	(5)	–
– to lifetime ECL credit-impaired	–	(23)	23	–
Provision for (reversal of) credit losses (2)	2	13	59	74
Write-offs	–	–	(61)	(61)
Recoveries	–	–	18	18
Interest income on impaired loans	–	–	(1)	(1)
Foreign exchange and other	–	–	–	–
Balance at end of period	$149	$567	$128	$844
Credit card
Balance at beginning of period	$127	$510	$–	$637
Originations net of repayments and other derecognitions (3)	65	(10)	–	55
Changes in model	–	–	–	–
Net remeasurement (1)	(79)	159	40	120
Transfers (1)
– to 12-month ECL	98	(98)	–	–
– to lifetime ECL performing	(18)	18	–	–
– to lifetime ECL credit-impaired	–	(29)	29	–
Provision for (reversal of) credit losses (2)	66	40	69	175
Write-offs	–	–	(98)	(98)
Recoveries	–	–	29	29
Interest income on impaired loans	–	–	–	–
Foreign exchange and other	–	–	–	–
Balance at end of period	$193	$550	$–	$743
Business and government
Balance at beginning of period	$278	$405	$521	$1,204
Originations net of repayments and other derecognitions	3	(4)	(7)	(8)
Changes in model	(13)	(6)	–	(19)
Net remeasurement (1)	(33)	40	40	47
Transfers (1)
– to 12-month ECL	27	(25)	(2)	–
– to lifetime ECL performing	(4)	5	(1)	–
– to lifetime ECL credit-impaired	–	(3)	3	–
Provision for (reversal of) credit losses (2)	(20)	7	33	20
Write-offs	–	–	(186)	(186)
Recoveries	–	–	12	12
Interest income on impaired loans	–	–	(4)	(4)
Foreign exchange and other	3	2	1	6
Balance at end of period	$261	$414	$377	$1,052
Total ECL allowance (4)	$671	$1,603	$681	$2,955
Comprises:
Loans	$597	$1,545	$681	$2,823
Undrawn credit facilities and other off-balance sheet exposures (5)	74	58	–	132
(1)
Transfers represent stage movements of prior period ECL allowances to the current period stage classification. Net remeasurement represents the current period change in ECL allowances for transfers, net write-offs, changes in forecasts of forward-looking information, parameter updates, and partial repayments in the period.

(2)
Provision for (reversal of) credit losses for loans and undrawn credit facilities and other off-balance sheet exposures is presented as Provision for (reversal of) credit losses on our interim consolidated statement of income.

(3)	Includes ECL allowances of $63 million recognized immediately after the acquisition of the Canadian Costco credit card portfolio on March 4, 2022.
(4)
See Note 5 for the ECL allowance on debt securities measured at FVOCI. The table above excludes the ECL allowance on debt securities classified at amortized cost of $13 million as at April 30, 2022 (January 31, 2022: $12 million; April 30, 2021: $15 million), $11 million of which was stage 3 ECL allowance on originated credit-impaired amortized cost debt securities (January 31, 2022: $10 million; April 30, 2021: $13 million). The ECL allowances for other financial assets classified at amortized cost were immaterial as at April 30, 2022, January 31, 2022 and
April
3
0,
 2021 and were excluded from the table above. Financial assets other than loans that are classified at amortized cost are presented on our consolidated balance sheet net of ECL allowances.

(5)	Included in Other liabilities on our interim consolidated balance sheet .

CIBC SECOND QUARTER 2022	65

$ millions, as at or for the three months ended	2022 Jan. 31				2021 Apr. 30
	Stage 1	Stage 2	Stage 3		Stage 1	Stage 2	Stage 3
	Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired	Total	Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired	Total
Residential mortgages
Balance at beginning of period	$59	$63	$158	$280	$52	$136	$148	$336
Originations net of repayments and other derecognitions	4	(4)	(5)	(5)	6	(2)	(3)	1
Changes in model	–	–	–	–	–	–	16	16
Net remeasurement (1)	(19)	36	15	32	(25)	13	28	16
Transfers (1)
– to 12-month ECL	21	(20)	(1)	–	31	(26)	(5)	–
– to lifetime ECL performing	(2)	3	(1)	–	(2)	7	(5)	–
– to lifetime ECL credit-impaired	–	(2)	2	–	–	(6)	6	–
Provision for (reversal of) credit losses (2)	4	13	10	27	10	(14)	37	33
Write-offs	–	–	(4)	(4)	–	–	(6)	(6)
Recoveries	–	–	1	1	–	–	1	1
Interest income on impaired loans	–	–	(4)	(4)	–	–	(5)	(5)
Foreign exchange and other	1	–	2	3	(2)	(3)	(4)	(9)
Balance at end of period	$64	$76	$163	$303	$60	$119	$171	$350
Personal
Balance at beginning of period	$150	$547	$106	$803	$181	$535	$118	$834
Originations net of repayments and other derecognitions	8	(12)	(1)	(5)	11	(14)	(2)	(5)
Changes in model	–	–	–	–	(4)	–	(1)	(5)
Net remeasurement (1)	(101)	116	43	58	(98)	49	46	(3)
Transfers (1)
– to 12-month ECL	100	(100)	–	–	75	(73)	(2)	–
– to lifetime ECL performing	(10)	13	(3)	–	(8)	13	(5)	–
– to lifetime ECL credit-impaired	–	(10)	10	–	–	(15)	15	–
Provision for (reversal of) credit losses (2)	(3)	7	49	53	(24)	(40)	51	(13)
Write-offs	–	–	(63)	(63)	–	–	(70)	(70)
Recoveries	–	–	20	20	–	–	18	18
Interest income on impaired loans	–	–	(1)	(1)	–	–	(1)	(1)
Foreign exchange and other	–	–	2	2	(2)	–	(1)	(3)
Balance at end of period	$147	$554	$113	$814	$155	$495	$115	$765
Credit card
Balance at beginning of period	$136	$517	$–	$653	$116	$574	$–	$690
Originations net of repayments and other derecognitions	–	(10)	–	(10)	–	(18)	–	(18)
Changes in model	–	–	–	–	–	–	–	–
Net remeasurement (1)	(106)	125	26	45	(45)	104	26	85
Transfers (1)
– to 12-month ECL	104	(104)	–	–	98	(98)	–	–
– to lifetime ECL performing	(7)	7	–	–	(6)	6	–	–
– to lifetime ECL credit-impaired	–	(25)	25	–	–	(117)	117	–
Provision for (reversal of) credit losses (2)	(9)	(7)	51	35	47	(123)	143	67
Write-offs	–	–	(80)	(80)	–	–	(174)	(174)
Recoveries	–	–	29	29	–	–	31	31
Interest income on impaired loans	–	–	–	–	–	–	–	–
Foreign exchange and other	–	–	–	–	–	–	–	–
Balance at end of period	$127	$510	$–	$637	$163	$451	$–	$614
Business and government
Balance at beginning of period	$277	$449	$508	$1,234	$462	$623	$686	$1,771
Originations net of repayments and other derecognitions	20	(6)	(8)	6	5	(2)	(3)	–
Changes in model	–	8	–	8	–	–	–	–
Net remeasurement (1)	(66)	(13)	25	(54)	(103)	34	14	(55)
Transfers (1)
– to 12-month ECL	46	(44)	(2)	–	42	(36)	(6)	–
– to lifetime ECL performing	(4)	5	(1)	–	(22)	27	(5)	–
– to lifetime ECL credit-impaired	–	(2)	2	–	(2)	(13)	15	–
Provision for (reversal of) credit losses (2)	(4)	(52)	16	(40)	(80)	10	15	(55)
Write-offs	–	–	(10)	(10)	–	–	(66)	(66)
Recoveries	–	–	5	5	–	–	5	5
Interest income on impaired loans	–	–	(3)	(3)	–	–	(5)	(5)
Foreign exchange and other	5	8	5	18	(12)	(14)	(15)	(41)
Balance at end of period	$278	$405	$521	$1,204	$370	$619	$620	$1,609
Total ECL allowance (4)	$616	$1,545	$797	$2,958	$748	$1,684	$906	$3,338
Comprises:
Loans	$545	$1,497	$796	$2,838	$665	$1,629	$906	$3,200
Undrawn credit facilities and other off-balance sheet exposures (5)	71	48	1	120	83	55	–	138
See previous page for footnote references.

66	CIBC SECOND QUARTER 2022

$ millions, as at or for the six months ended	2022 Apr. 30				2021 Apr. 30
	Stage 1	Stage 2	Stage 3		Stage 1	Stage 2	Stage 3
	Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired	Total	Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired	Total
Residential mortgages
Balance at beginning of period	$59	$63	$158	$280	$51	$161	$151	$363
Originations net of repayments and other derecognitions	9	(4)	(11)	(6)	10	(8)	(7)	(5)
Changes in model	(4)	(1)	–	(5)	–	–	16	16
Net remeasurement (1)	(39)	54	57	72	(57)	20	50	13
Transfers (1)
– to 12-month ECL	46	(43)	(3)	–	64	(53)	(11)	–
– to lifetime ECL performing	(4)	7	(3)	–	(5)	17	(12)	–
– to lifetime ECL credit-impaired	–	(5)	5	–	–	(11)	11	–
Provision for (reversal of) credit losses (2)	8	8	45	61	12	(35)	47	24
Write-offs	–	–	(24)	(24)	–	–	(12)	(12)
Recoveries	–	–	1	1	–	–	2	2
Interest income on impaired loans	–	–	(8)	(8)	–	–	(9)	(9)
Foreign exchange and other	1	1	4	6	(3)	(7)	(8)	(18)
Balance at end of period	$68	$72	$176	$316	$60	$119	$171	$350
Personal
Balance at beginning of period	$150	$547	$106	$803	$204	$546	$113	$863
Originations net of repayments and other derecognitions	17	(23)	(3)	(9)	22	(29)	(4)	(11)
Changes in model	1	–	–	1	(3)	1	(1)	(3)
Net remeasurement (1)	(190)	237	88	135	(208)	133	107	32
Transfers (1)
– to 12-month ECL	191	(189)	(2)	–	162	(157)	(5)	–
– to lifetime ECL performing	(20)	28	(8)	–	(19)	29	(10)	–
– to lifetime ECL credit-impaired	–	(33)	33	–	–	(28)	28	–
Provision for (reversal of) credit losses (2)	(1)	20	108	127	(46)	(51)	115	18
Write-offs	–	–	(124)	(124)	–	–	(144)	(144)
Recoveries	–	–	38	38	–	–	35	35
Interest income on impaired loans	–	–	(2)	(2)	–	–	(2)	(2)
Foreign exchange and other	–	–	2	2	(3)	–	(2)	(5)
Balance at end of period	$149	$567	$128	$844	$155	$495	$115	$765
Credit card
Balance at beginning of period	$136	$517	$–	$653	$136	$572	$–	$708
Originations net of repayments and other derecognitions (3)	65	(20)	–	45	(1)	(44)	–	(45)
Changes in model	–	–	–	–	–	–	–	–
Net remeasurement (1)	(185)	284	66	165	(133)	221	49	137
Transfers (1)
– to 12-month ECL	202	(202)	–	–	177	(177)	–	–
– to lifetime ECL performing	(25)	25	–	–	(16)	16	–	–
– to lifetime ECL credit-impaired	–	(54)	54	–	–	(137)	137	–
Provision for (reversal of) credit losses (2)	57	33	120	210	27	(121)	186	92
Write-offs	–	–	(178)	(178)	–	–	(244)	(244)
Recoveries	–	–	58	58	–	–	58	58
Interest income on impaired loans	–	–	–	–	–	–	–	–
Foreign exchange and other	–	–	–	–	–	–	–	–
Balance at end of period	$193	$550	$–	$743	$163	$451	$–	$614
Business and government
Balance at beginning of period	$277	$449	$508	$1,234	$453	$683	$652	$1,788
Originations net of repayments and other derecognitions	23	(10)	(15)	(2)	22	(25)	(8)	(11)
Changes in model	(13)	2	–	(11)	–	–	–	–
Net remeasurement (1)	(99)	27	65	(7)	(165)	89	132	56
Transfers (1)
– to 12-month ECL	73	(69)	(4)	–	123	(111)	(12)	–
– to lifetime ECL performing	(8)	10	(2)	–	(34)	41	(7)	–
– to lifetime ECL credit-impaired	–	(5)	5	–	(4)	(25)	29	–
Provision for (reversal of) credit losses (2)	(24)	(45)	49	(20)	(58)	(31)	134	45
Write-offs	–	–	(196)	(196)	–	–	(136)	(136)
Recoveries	–	–	17	17	–	–	8	8
Interest income on impaired loans	–	–	(7)	(7)	–	–	(11)	(11)
Foreign exchange and other	8	10	6	24	(25)	(33)	(27)	(85)
Balance at end of period	$261	$414	$377	$1,052	$370	$619	$620	$1,609
Total ECL allowance (4)	$671	$1,603	$681	$2,955	$748	$1,684	$906	$3,338
Comprises:
Loans	$597	$1,545	$681	$2,823	$665	$1,629	$906	$3,200
Undrawn credit facilities and other off-balance sheet exposures (5)	74	58	–	132	83	55	–	138
See previous page for footnote references.

CIBC SECOND QUARTER 2022	67

Impact of acquisition of Canadian Costco credit card portfolio
No ECL allowance was recognized in the purchase equation on the acquisition date for the acquired Canadian Costco credit card portfolio as the purchased loans are initially measured at their acquisition date fair values. Instead, immediately after the acquisition date, ECL allowances were established in the Provision for credit losses in the interim consolidated statement of income based on classifying each acquired credit card receivable in stage 1, since the acquisition date is established as the initial recognition date of purchased performing loans for the purpose of assessing whether a significant increase in credit risk has occurred. On the date of acquisition, none of the acquired card receivables were considered to be impaired. Subsequent to the acquisition date, ECL allowances are estimated in a manner consistent with our significant increase in credit risk and impairment policies that we apply to loans that we originate. See Note 4 for further details on the acquisition of the Canadian Costco credit card portfolio.
Inputs, assumptions and model techniques
While global economic activity remained healthy through the first months of 2022, we continue to operate in an uncertain macroeconomic environment due to inflationary concerns and supply chain disruptions related to the war in Ukraine and the measures imposed in some countries to combat the spread of COVID-19. As a result, a heightened level of judgment in estimating ECLs, including with respect to the forecasting of forward-looking information and the determination of scenario weightings, continued to be required this quarter. See Note 6 to our consolidated financial statements in our 2021 Annual Report and Note 2 to our interim consolidated financial statements for additional information concerning the significant estimates and credit judgment inherent in the estimation of ECL allowances.
The following tables provide the base case, upside case and downside case scenario forecasts for select forward-looking information variables used to estimate our ECL.

	Base case		Upside case		Downside case
As at April 30, 2022	Average value over the next 12 months	Average value over the remaining forecast period (1)	Average value over the next 12 months	Average value over the remaining forecast period (1)	Average value over the next 12 months	Average value over the remaining forecast period (1)
Real gross domestic product (GDP) year-over-year growth
Canada (2)	3.4%	2.0%	4.6%	2.7%	2.4%	1.7%
United States	3.2%	2.1%	4.3%	3.1%	1.1%	0.2%
Unemployment rate
Canada (2)	5.4%	5.7%	4.9%	5.3%	6.4%	6.5%
United States	3.6%	3.7%	3.1%	3.0%	5.0%	4.9%
Canadian Housing Price Index year-over-year growth (2)	7.2%	2.0%	15.1%	4.7%	(0.5)%	(1.4)%
Standard and Poor’s (S&P) 500 Index year-over-year growth rate	1.9%	5.0%	5.9%	8.5%	(6.9)%	(8.5)%
Canadian household debt service ratio	15.0%	15.1%	14.5%	14.8%	15.4%	15.2%
West Texas Intermediate Oil Price (US$)	$93	$76	$126	$124	$67	$54

	Base case		Upside case		Downside case
As at January 31, 2022	Average value over the next 12 months	Average value over the remaining forecast period (1)	Average value over the next 12 months	Average value over the remaining forecast period (1)	Average value over the next 12 months	Average value over the remaining forecast period (1)
Real GDP year-over-year growth
Canada (2)	3.5%	2.4%	4.8%	2.9%	2.5%	1.8%
United States	3.9%	2.5%	5.0%	3.1%	2.1%	1.3%
Unemployment rate
Canada (2)	5.9%	5.9%	5.2%	5.5%	6.7%	6.6%
United States	3.7%	3.8%	3.5%	3.3%	5.2%	4.7%
Canadian Housing Price Index year-over-year growth (2)	5.1%	2.6%	10.3%	4.7%	2.6%	(0.3)%
S&P 500 Index year-over-year growth rate	2.8%	4.6%	7.2%	6.9%	(4.1)%	(4.9)%
Canadian household debt service ratio	13.8%	14.5%	13.3%	14.3%	14.3%	14.8%
West Texas Intermediate Oil Price (US$)	$73	$66	$78	$81	$62	$54

	Base case		Upside case		Downside case
As at October 31, 2021	Average value over the next 12 months	Average value over the remaining forecast period (1)	Average value over the next 12 months	Average value over the remaining forecast period (1)	Average value over the next 12 months	Average value over the remaining forecast period (1)
Real GDP year-over-year growth
Canada (2)	4.2%	2.4%	5.6%	2.8%	3.1%	1.6%
United States	4.7%	2.2%	5.8%	3.3%	2.8%	1.3%
Unemployment rate
Canada (2)	6.4%	5.9%	6.0%	5.5%	7.3%	6.8%
United States	4.4%	3.9%	3.8%	3.4%	6.0%	5.0%
Canadian Housing Price Index year-over-year growth (2)	6.1%	2.8%	10.7%	6.3%	2.2%	(2.2)%
S&P 500 Index year-over-year growth rate	6.1%	4.6%	10.3%	8.6%	(0.6)%	(1.7)%
Canadian household debt service ratio	13.6%	14.4%	13.0%	14.2%	14.1%	14.7%
West Texas Intermediate Oil Price (US$)	$69	$64	$74	$81	$56	$54
(1)	The remaining forecast period is generally four years.
(2)
National-level forward-looking forecasts are presented in the tables above, which represent the aggregation of the provincial-level forecasts used to estimate our ECL. Housing Price Index growth rates are also forecasted at the municipal level in some cases. As a result, the forecasts for individual provinces or municipalities reflected in our ECL will differ from the national forecasts presented above.

68	CIBC SECOND QUARTER 2022

As required, the forward-looking information used to estimate ECLs reflects our expectations as at April 30, 2022, January 31, 2022 and October 31, 2021, respectively, and does not reflect changes in expectation as a result of economic forecasts that may have subsequently emerged. The base case, upside case and downside case amounts shown represent the average value of the forecasts over the respective projection horizons. Our underlying base case projection as at April 30, 2022 is characterized by a slightly weaker economic recovery relative to our prior expectation due to inflationary concerns and supply chain disruptions related to the war in Ukraine, and the expectation for interest rate hikes to occur faster than previously anticipated. Significant judgment continued to be inherent in the forecasting of forward-looking information, including with regard to our base case assumption that global supply chain and inflationary challenges will ease, effective vaccination programs and other treatments will be able to effectively respond to the new and emerging variants and that governments will respond to future waves of the virus with targeted health measures rather than broader economic closures, and that the war in Ukraine will not expand into a broader conflict. As a result, our base case assumes that having already reached its pre-pandemic level, Canadian GDP growth slows in the second half of 2022 and in 2023 to a pace that is more consistent with its long-run trend. The unemployment rate is expected to remain close to pre-pandemic levels. United States (U.S.) GDP reached pre-pandemic levels earlier than Canada, and our base case assumes that the U.S. GDP growth rate for the near term is slightly slower than our previous expectations.
The downside case forecast allows for a greater slowdown in economic activity in the near term resulting from aggressive interest rate hikes introduced to combat the current high level of inflation, and a worsening of geo-political tensions and COVID-19 lockdown measures in some countries that exacerbate supply chain issues. It also reflects a slower recovery thereafter to a lower level of sustained economic activity and an unemployment rate persistently above where it stood pre-pandemic. However, because the unemployment rate is starting from a lower level than in the prior quarter’s forecast as a result of the strong employment growth at the beginning of calendar 2022, the forecasts for unemployment rate represent a slight improvement relative to the prior quarter. Meanwhile, the upside scenario continues to reflect a quicker recovery, with absolute levels of GDP reached in calendar 2022 that are consistent with the levels that would have occurred if the pre-pandemic level of GDP had continued to increase through the pandemic at pre-pandemic rates and continuing at a higher trend level than the base case thereafter.
As indicated above, forecasting forward-looking information for multiple scenarios and determining the probability weighting of the scenarios involves a high degree of management judgment, particularly in light of the significant level of future uncertainty around inflation and supply chain disruptions related to COVID-19 and the war in Ukraine. Assumptions concerning the degree to which vaccinations and other treatments will contain existing and potential new variants such that severe restrictions will no longer need to be imposed by most governments to limit the impact of subsequent waves of infection, and assumptions concerning measures used by governments to combat inflation and the economic risks emanating from the war in Ukraine are material to these forecasts. To address the uncertainties inherent in the current environment, we continue to utilize management overlays with respect to the impact of certain forward-looking information and credit metrics that are not expected to be as indicative of the credit condition of the portfolios as the historical experience in our models would have otherwise suggested, including with respect to the benefit of higher levels of household savings that have accumulated during the pandemic. The use of management overlays requires the application of significant judgment that impacts the amount of ECL allowances recognized.
If we were to only use our base case scenario for the measurement of ECL for our performing loans, our ECL allowance would be $199 million lower than the recognized ECL as at April 30, 2022 (October 31, 2021: $249 million). If we were to only use our downside case scenario for the measurement of ECL for our performing loans, our ECL allowance would be $430 million higher than the recognized ECL as at April 30, 2022 (October 31, 2021: $414 million). This sensitivity is isolated to the measurement of ECL and therefore did not consider changes in the migration of exposures between stage 1 and stage 2 from the determination of the significant increase in credit risk that would have resulted in a 100% base case scenario or a 100% downside case scenario. As a result, our ECL allowance on performing loans could exceed the amount implied by the 100% downside case scenario from the migration of additional exposures from stage 1 to stage 2. Actual credit losses could differ materially from those reflected in our estimates.

CIBC SECOND QUARTER 2022	69

The following tables provide the gross carrying amount of loans, and the contractual amounts of undrawn credit facilities and other off-balance sheet exposures based on the application of our 12-month point-in-time probability of defaults (PD) under IFRS 9 to our risk management PD bands within each respective stage for retail exposures, and based on our internal risk ratings for business and government exposures. Refer to the “Credit risk” section of our 2021 Annual Report for details on the CIBC risk categories.
Loans
(1)

$ millions, as at					2022 Apr. 30					2021 Oct. 31
	Stage 1	Stage 2	Stage 3	(2)	Total	Stage 1	Stage 2	Stage 3	(2)	Total
Residential mortgages
– Exceptionally low	$173,802	$307	$–		$174,109	$162,307	$94	$–		$162,401
– Very low	46,922	2,064	–		48,986	49,958	640	–		50,598
– Low	22,913	6,854	–		29,767	22,912	6,547	–		29,459
– Medium	376	4,817	–		5,193	364	4,671	–		5,035
– High	–	724	–		724	–	840	–		840
– Default	–	–	384		384	–	–	443		443
– Not rated	2,397	224	202		2,823	2,160	395	195		2,750
Gross residential mortgages (3)(4)	246,410	14,990	586		261,986	237,701	13,187	638		251,526
ECL allowance	68	72	176		316	59	63	158		280
Net residential mortgages	246,342	14,918	410		261,670	237,642	13,124	480		251,246
Personal
– Exceptionally low	20,018	–	–		20,018	18,608	1	–		18,609
– Very low	4,598	4	–		4,602	5,179	4	–		5,183
– Low	8,788	4,686	–		13,474	8,091	4,389	–		12,480
– Medium	1,055	2,717	–		3,772	990	2,773	–		3,763
– High	268	999	–		1,267	252	803	–		1,055
– Default	–	–	134		134	–	–	109		109
– Not rated	606	41	55		702	585	60	53		698
Gross personal (4)	35,333	8,447	189		43,969	33,705	8,030	162		41,897
ECL allowance	125	554	128		807	125	537	106		768
Net personal	35,208	7,893	61		43,162	33,580	7,493	56		41,129
Credit card
– Exceptionally low	3,099	–	–		3,099	2,065	–	–		2,065
– Very low	968	–	–		968	715	–	–		715
– Low	6,369	416	–		6,785	4,653	347	–		5,000
– Medium	1,288	2,241	–		3,529	593	2,195	–		2,788
– High	48	521	–		569	–	435	–		435
– Default	–	–	–		–	–	–	–		–
– Not rated	130	7	–		137	123	8	–		131
Gross credit card	11,902	3,185	–		15,087	8,149	2,985	–		11,134
ECL allowance	181	523	–		704	127	498	–		625
Net credit card	11,721	2,662	–		14,383	8,022	2,487	–		10,509
Business and government
– Investment grade	76,137	332	–		76,469	65,963	562	–		66,525
– Non-investment grade	98,932	4,871	–		103,803	85,764	4,599	–		90,363
– Watchlist	60	2,708	–		2,768	67	2,985	–		3,052
– Default	–	–	999		999	–	–	1,033		1,033
– Not rated	154	18	–		172	174	24	–		198
Gross business and government (3)(5)	175,283	7,929	999		184,211	151,968	8,170	1,033		161,171
ECL allowance	223	396	377		996	240	428	508		1,176
Net business and government	175,060	7,533	622		183,215	151,728	7,742	525		159,995
Total net amount of loans	$468,331	$33,006	$1,093		$502,430	$430,972	$30,846	$1,061		$462,879
(1)
The table excludes debt securities measured at FVOCI, for which ECL allowances of $22 million (October 31, 2021: $19 million) were recognized in AOCI. In addition, the table excludes debt securities classified at amortized cost, for which ECL allowances of $13 million were recognized as at April 30, 2022 (October 31, 2021: $15 million), $11 million of which was stage 3 ECL allowance on originated credit-impaired amortized cost debt securities (October 31, 2021: $13 million). Other financial assets classified at amortized cost were also excluded from the table above as their ECL allowances were immaterial as at April 30, 2022 and October 31, 2021. Financial assets other than loans that are classified as amortized cost are presented on our consolidated balance sheet net of ECL allowances.

(2)	Excludes foreclosed assets of $14 million (October 31, 2021: $18 million) which were included in Other assets on our interim consolidated balance sheet.
(3)	Includes $7 million (October 31, 2021: $16 million) of residential mortgages and $27,564 million (October 31, 2021: $25,651 million) of business and government loans that are measured at FVTPL.
(4)
The internal risk rating grades presented for residential mortgages and certain personal loans do not take into account loan guarantees or insurance issued by the Canadian government (federal or provincial), Canadian government agencies, or private insurers, as the determination of whether a significant increase in credit risk has occurred for these loans is based on relative changes in the loans’ lifetime PD without considering collateral or other credit enhancements.

(5)	Includes customers’ liability under acceptances of $11,736 million (October 31, 2021: $10,958 million).

70	CIBC SECOND QUARTER 2022

Undrawn credit facilities and other off–balance sheet exposures

$ millions, as at				2022 Apr. 30				2021 Oct. 31
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Retail
– Exceptionally low	$148,200	$8	$–	$148,208	$130,212	$12	$–	$130,224
– Very low	11,060	106	–	11,166	12,868	59	–	12,927
– Low	11,718	2,168	–	13,886	7,937	1,811	–	9,748
– Medium	1,327	895	–	2,222	740	896	–	1,636
– High	182	596	–	778	73	495	–	568
– Default	–	–	35	35	–	–	34	34
– Not rated	406	9	–	415	375	8	–	383
Gross retail	172,893	3,782	35	176,710	152,205	3,281	34	155,520
ECL allowance	36	40	–	76	34	29	–	63
Net retail	172,857	3,742	35	176,634	152,171	3,252	34	155,457
Business and government
– Investment grade	110,812	467	–	111,279	111,877	524	–	112,401
– Non-investment grade	62,403	1,854	–	64,257	58,652	1,714	–	60,366
– Watch list	28	587	–	615	19	734	–	753
– Default	–	–	90	90	–	–	91	91
– Not rated	503	20	–	523	346	9	–	355
Gross business and government	173,746	2,928	90	176,764	170,894	2,981	91	173,966
ECL allowance	38	18	–	56	37	21	–	58
Net business and government	173,708	2,910	90	176,708	170,857	2,960	91	173,908
Total net undrawn credit facilities and other off-balance sheet exposures	$346,565	$6,652	$125	$353,342	$323,028	$6,212	$125	$329,365
Note 7.    Deposits
(1)(2)

$ millions, as at							2022 Apr. 30	2021 Oct. 31
	Payable on demand	(3)	Payable after notice	(4)	Payable on a fixed date	(5)(6)	Total	Total
Personal	$17,562		$149,299		$58,368		$225,229	$213,932
Business and government (7)(8)	107,578		84,832		176,559		368,969	344,388
Bank	12,546		62		9,887		22,495	20,246
Secured borrowings (9)	–		–		48,794		48,794	42,592
	$137,686		$234,193		$293,608		$665,487	$621,158
Comprises:
Held at amortized cost							$644,167	$602,628
Designated at fair value							21,320	18,530
							$665,487	$621,158
Total deposits include (10) :
Non-interest-bearing deposits
Canada							$100,242	$93,850
U.S.							17,225	16,522
Other international							6,119	5,601
Interest-bearing deposits
Canada							423,161	406,642
U.S.							84,086	70,312
Other international							34,654	28,231
							$665,487	$621,158
(1)
Includes deposits of $233.3 billion (October 31, 2021: $215.4 billion) denominated in U.S. dollars and deposits of $48.7 billion (October 31, 2021: $37.1 billion) denominated in other foreign currencies.

(2)	Net of purchased notes of $2.2 billion (October 31, 2021: $2.2 billion).
(3)	Includes all deposits for which we do not have the right to require notice of withdrawal. These deposits are generally chequing accounts.
(4)	Includes all deposits for which we can legally require notice of withdrawal. These deposits are generally savings accounts.
(5)	Includes all deposits that mature on a specified date. These deposits are generally term deposits, guaranteed investment certificates, and similar instruments.
(6)
Includes $47.9 billion (October 31, 2021: $32.6 billion) of deposits which are subject to the bank recapitalization (bail-in) conversion regulations issued by the Department of Finance Canada. These regulations provide certain statutory powers to the Canada Deposit Insurance Corporation (CDIC), including the ability to convert specified eligible shares and liabilities of CIBC into common shares in the event that CIBC is determined to be non-viable.

(7)	Includes nil (October 31, 2021: $300 million) of Notes issued to CIBC Capital Trust. These Notes were redeemed on November 1, 2021.
(8)
Includes $9.0 billion (October 31, 2021: $8.8 billion) of structured note liabilities that were sold upon issuance to third-party financial intermediaries, who may resell the notes to retail investors in foreign jurisdictions.

(9)	Comprises liabilities issued by, or as a result of, activities associated with the securitization of residential mortgages, Covered Bond Programme, and consolidated securitization vehicles.
(10)	Classification is based on geographical location of the CIBC office.
Note 8.    Subordinated indebtedness
On April 7, 2022, we issued $1.0 billion principal amount of 4.20% Debentures due April 7, 2032 (subordinated indebtedness). The Debentures bear interest at a fixed rate of 4.20% per annum (paid semi-annually) until April 7, 2027, and at Daily Compounded Canadian Overnight Repo Rate Average (CORRA) plus 1.69% per annum (paid quarterly) thereafter until maturity on April 7, 2032.

CIBC SECOND QUARTER 2022	71

Note 9.    Share capital
Common shares

	For the three months ended						For the six months ended
$ millions, except number of shares		2022 Apr. 30		2022 Jan. 31		2021 Apr. 30		2022 Apr. 30		2021 Apr. 30
	Number of shares (1)	Amount	Number of shares (1)	Amount	Number of shares (1)	Amount	Number of shares (1)	Amount	Number of shares (1)	Amount
Balance at beginning of period	901,922,630	$ 14,457	901,655,952	$14,351	895,699,210	$13,991	901,655,952	$14,351	894,170,658	$13,908
Issuance pursuant to:
Equity-settled share-based compensation plans (2)	230,540	12	1,076,678	59	1,286,962	66	1,307,218	71	1,876,214	95
Shareholder investment plan	514,216	37	453,030	36	519,862	33	967,246	73	1,108,190	65
Employee share purchase plan	515,390	41	532,740	40	618,274	37	1,048,130	81	1,310,426	75
	903,182,776	$14,547	903,718,400	$14,486	898,124,308	$14,127	904,978,546	$14,576	898,465,488	$14,143
Purchase of common shares for cancellation	–	–	(1,800,000)	(29)	–	–	(1,800,000)	(29)	–	–
Treasury shares	(27,844)	(2)	4,230	–	61,944	3	(23,614)	(2)	(279,236)	(13)
Balance at end of period	903,154,932	$14,545	901,922,630	$14,457	898,186,252	$14,130	903,154,932	$14,545	898,186,252	$14,130
(1)
On April 7, 2022, CIBC shareholders approved a two-for-one share split (Share Split) of CIBC’s issued and outstanding common shares. Each shareholder of record at the close of business on May 6, 2022 (Record Date) received one additional share on May 13, 2022 (Payment Date) for every one share held on the Record Date. All common share numbers and per common share amounts have been adjusted to reflect the Share Split as if it was retroactively applied to all periods presented.

(2)	Includes the settlement of contingent consideration related to prior acquisitions.
Share split
In February 2022, CIBC’s Board of Directors approved a two-for-one share split (Share Split) of CIBC’s issued and outstanding common shares to be effected through an amendment to CIBC’s by-laws. On April 7, 2022, CIBC shareholders approved the Share Split. Each shareholder of record at the close of business on May 6, 2022 (Record Date) received one additional share on May 13, 2022 (Payment Date) for every one share held on the Record Date. All common share numbers and per common share amounts have been adjusted to reflect the Share Split as if it was retroactively applied to all periods presented.
Normal course issuer bid
On December 9, 2021, we announced that the Toronto Stock Exchange had accepted the notice of our intention to commence a normal course issuer bid. Purchases under this bid will be completed upon the earlier of: (i) CIBC purchasing 20 million common shares

(on a
post
 share split basis);
 (ii) CIBC providing a notice of termination; or (iii) December 12, 2022. No common shares have been purchased and cancelled during the quarter. For the six months ended April 30, 2022, we purchased and cancelled 1,800,000 common share
s (
on a post

share split
basis)
at an average price of $74.43 for a total amount of $134 million.
Regulatory capital, leverage and total loss absorbing capacity ratios
Our capital, leverage and total loss absorbing capacity (TLAC) ratios are presented in the table below:

$ millions, as at		2022 Apr. 30	2021 Oct. 31

Common Equity Tier 1 (CET1) capital (1)		$35,117	$33,751
Tier 1 capital (1)	A	39,460	38,344
Total capital (1)		45,725	44,202
Total risk-weighted assets (RWA)	B	299,535	272,814
CET1 ratio		11.7%	12.4%
Tier 1 capital ratio		13.2%	14.1%
Total capital ratio		15.3%	16.2%
Leverage ratio exposure (2)	C	$930,953	$823,343
Leverage ratio	A/C	4.2%	4.7%
TLAC available	D	$92,170	$76,701
TLAC ratio	D/B	30.8%	28.1%
TLAC leverage ratio	D/C	9.9%	9.3%
(1)
Includes the impact of the ECL transitional arrangement announced by OSFI on March 27, 2020. The transitional arrangement results in a portion of ECL allowances that would otherwise be included in Tier 2 capital qualifying for inclusion in CET1 capital. The amount is subject to certain adjustments and limitations until the end of fiscal 2022.

(2)
The temporary exclusion of qualifying sovereign-issued securities from the leverage ratio exposure measure in response to the onset of the COVID-19 pandemic was no longer applicable beginning in the first quarter of 2022. Central bank reserves continue to be excluded from the measure.

Our regulatory capital ratios are determined in accordance with the Capital Adequacy Requirements Guideline issued by OSFI, which are based on the capital standards developed by the Basel Committee on Banking Supervision. CIBC has been designated by OSFI as a domestic systemically important bank (D-SIB) in Canada, and is subject to a CET1 surcharge equal to 1.0% of RWA. OSFI also expects D-SIBs to hold a Domestic Stability Buffer (DSB) of 2.5% effective October 31, 2021, reflecting the highest DSB requirement under OSFI capital requirements. This results in current targets, including all buffer requirements, for CET1, Tier 1, and Total capital ratios of 10.5%, 12.0%, and 14.0%
,
respectively. These targets may be higher for certain institutions at OSFI’s discretion.

To supplement risk-based capital requirements, OSFI expects federally regulated deposit-taking institutions to have a leverage ratio, which is a non-risk-based capital metric, that meets or exceeds 3.0%. This minimum may be higher for certain institutions at OSFI’s discretion.
OSFI also requires D-SIBs to maintain a supervisory target TLAC ratio (which builds on the risk-based capital ratios) and a minimum TLAC leverage ratio (which builds on the leverage ratio). OSFI expects D-SIBs to have a minimum risk-based TLAC ratio of 21.5% plus the then applicable DSB requirement (2.5% as noted above), and a minimum TLAC leverage ratio of 6.75%, beginning in the first quarter of fiscal 2022.
During the quarter ended April 30, 2022, we have complied with OSFI’s regulatory capital, leverage ratio, and TLAC requirements.

72	CIBC SECOND QUARTER 2022

Note 10.    Post-employment benefits
The following tables provide details on the post-employment benefit expense recognized in the interim consolidated statement of income and on the remeasurements recognized in the interim consolidated statement of comprehensive income:
Defined benefit plan expense

	For the three months ended						For the six months ended
$ millions	2022 Apr. 30	2022 Jan. 31	2021 Apr. 30	2022 Apr. 30	2022 Jan. 31	2021 Apr. 30	2022 Apr. 30	2021 Apr. 30	2022 Apr. 30	2021 Apr. 30
		Pension plans		Other post-employment plans			Pension plans		Other post-employment plans
Current service cost	$66	$66	$70	$2	$2	$2	$132	$141	$4	$4
Past service cost	–	–	–	–	(8)	–	–	–	(8)	–
Net interest (income) expense	(15)	(14)	(4)	4	5	4	(29)	(8)	9	8
Plan administration costs	2	2	2	–	–	–	4	4	–	–
Net defined benefit plan expense (income) recognized in net income	$53	$54	$68	$6	$(1)	$6	$107	$137	$5	$12
Defined contribution plan expense

	For the three months ended			For the six months ended
$ millions	2022 Apr. 30	2022 Jan. 31	2021 Apr. 30	2022 Apr. 30	2021 Apr. 30
Defined contribution pension plans	$10	$17	$13	$27	$24
Government pension plans (1)	45	41	38	86	74
Total defined contribution plan expense	$55	$58	$51	$113	$98
(1)	Includes Canada Pension Plan, Quebec Pension Plan, and U.S. Federal Insurance Contributions Act.
Remeasurement of employee defined benefit plans
(1)

	For the three months ended						For the six months ended
$ millions	2022 Apr. 30	2022 Jan. 31	2021 Apr. 30	2022 Apr. 30	2022 Jan. 31	2021 Apr. 30	2022 Apr. 30	2021 Apr. 30	2022 Apr. 30	2021 Apr. 30
		Pension plans		Other post-employment plans			Pension plans		Other post-employment plans

Net actuarial gains (losses) on defined benefit obligation	$1,176	$279	$674	$65	$15	$37	$1,455	$734	$80	$40
Net actuarial gains (losses) on plan assets	(803)	(150)	(267)	–	–	–	(953)	(60)	–	–
Changes in asset ceiling excluding interest income	(1)	–	–	–	–	–	(1)	–	–	–
Net remeasurement gains (losses) recognized in OCI	$372	$129	$407	$65	$15	$37	$501	$674	$80	$40
(1)
The Canadian post-employment defined benefit plans are remeasured on a quarterly basis for changes in the discount rate and for actual asset returns. All other Canadian plans’ actuarial assumptions and foreign plans’ actuarial assumptions are updated at least annually.

Note 11.    Income taxes
Enron
In prior years, the Canada Revenue Agency (CRA) issued reassessments disallowing the deduction of Enron settlement payments and related legal expenses (the Enron expenses). In January 2019, CIBC entered into a settlement agreement (the Agreement) with the CRA that provides certainty with respect to the portion of the Enron expenses deductible in Canada. The Agreement resulted in the recognition of a net $38 million tax recovery in the first quarter of 2019. This recovery was determined after taking into account taxable refund interest in Canada and also the portion of the Enron expenses that are expected to be deductible in the United States (the U.S. deduction). The U.S. deduction has not been agreed to by the Internal Revenue Service. It is possible that adjustments may be required to the amount of tax benefits recognized in the U.S.
Dividend received deduction
The CRA has reassessed CIBC approximately $1,420 million of additional income tax by denying the tax deductibility of certain 2011 to 2016 Canadian corporate dividends on the basis that they were part of a “dividend rental arrangement”. The dividends that were subject to the reassessments are similar to those prospectively addressed by the rules in the 2015 and 2018 Canadian federal budgets. In August 2021, CIBC filed a Notice of Appeal with the Tax Court of Canada and the matter is now in litigation. In April 2022, the CRA proposed to reassess CIBC for approximately $182 million of additional income tax for the 2017 taxation year in respect of similar matters related to the deductibility of Canadian corporate dividends. It is possible that subsequent years may be reassessed for similar activities. CIBC is confident that its tax filing positions were appropriate and intends to defend itself vigorously. Accordingly, no amounts have been accrued in the interim consolidated financial statements.

Foreign exchange capital loss reassessment
In November 2021, the Tax Court of Canada ruled against CIBC on its 2007 foreign exchange capital loss reassessment (Decision). CIBC disagrees with the Decision and filed its Appeal in November 2021. CIBC remains confident that its tax filing position was appropriate. Accordingly, no amounts have been accrued in the interim consolidated financial statements. The exposure of additional tax and interest related to this and similar matters is approximately $300 million in addition to the potential inability to utilize approximately $500 million in unrecognized capital tax loss carryforwards.

CIBC SECOND QUARTER 2022	73

Canadian federal budget
On April 7, 2022, the Canadian Federal government announced budget proposals that included the introduction of a one-time 15% Canadian Recovery Dividend tax (CRD) on banks and life insurer groups
, based on 2021 taxable income in excess of $1 billion. The CRD would be imposed for the 2022 taxation year and be payable over five years. The budget proposals also included a prospective 1.5% increase in the tax rate applied to taxable income in excess of $100 million earned by banks and insurers. Draft Legislation for the 2022
b
udget proposals has not yet been introduced. We will account for these budget proposals in future periods to the extent that they become substantively enacted, which is generally interpreted to occur at the point of a third reading in a Canadian Parliament held by a minority government, or the first reading in a Canadian Parliament held by a majority government.
Note 12.     Earnings per share

		For the three months ended		For the six months ended
$ millions, except number of shares and per share amounts	2022 Apr. 30	2022 Jan. 31	2021 Apr. 30	2022 Apr. 30	2021 Apr. 30
Basic earnings per share (1)

Net income attributable to equity shareholders	$1,518	$1,864	$1,647	$3,382	$3,268
Less: Preferred share dividends and distributions on other equity instruments	47	41	51	88	81
Net income attributable to common shareholders	$1,471	$1,823	$1,596	$3,294	$3,187
Weighted-average common shares outstanding (thousands)	902,489	901,870	896,910	902,174	895,717
Basic earnings per share	$1.63	$2.02	$1.78	$3.65	$3.56
Diluted earnings per share (1)
Net income attributable to common shareholders	$1,471	$1,823	$1,596	$3,294	$3,187
Weighted-average common shares outstanding (thousands)	902,489	901,870	896,910	902,174	895,717
Add: Stock options potentially exercisable (2) (thousands)	2,910	2,839	1,592	2,874	1,256
Add: Equity-settled consideration (thousands)	340	323	188	332	268
Weighted-average diluted common shares outstanding (thousands)	905,739	905,032	898,690	905,380	897,241
Diluted earnings per share	$1.62	$2.01	$1.78	$3.64	$3.55
(1)
On April 7, 2022, CIBC shareholders approved a two-for-one share split (Share Split) of CIBC’s issued and outstanding common shares. Each shareholder of record at the close of business on May 6, 2022 (Record Date) received one additional share on May 13, 2022 (Payment Date) for every one share held on the Record Date. All common share numbers and per common share amounts have been adjusted to reflect the Share Split as if it was retroactively applied to all periods presented.

(2)
Excludes average options outstanding, to the extent that the options’ exercise prices were less than the average market price of CIBC’s common shares, which was nil (January 31, 2022: nil; April 30, 2021: nil) with a weighted-average exercise price of nil (January 31, 2022: nil; April 30, 2021: nil) for the quarter ended April 30, 2022, and average options outstanding of nil (April 30, 2021: 1,474,334) with a weighted-average price of nil (April 30, 2021: $60.01) for the six months ended April 30, 2022, as the options’ exercise prices were greater than the average market price of CIBC’s common shares.

Note 13.    Contingent liabilities and provisions
Legal proceedings and other contingencies
In the ordinary course of its business, CIBC is a party to a number of legal proceedings, including regulatory investigations, in which claims for substantial monetary damages are asserted against CIBC and its subsidiaries. Legal provisions are established if, in the opinion of management, it is both probable that an outflow of economic benefits will be required to resolve the matter, and a reliable estimate can be made of the amount of the obligation. If the reliable estimate of probable loss involves a range of potential outcomes within which a specific amount appears to be a better estimate, that amount is accrued. If no specific amount within the range of potential outcomes appears to be a better estimate than any other amount, the mid-point in the range is accrued. In some instances, however, it is not possible either to determine whether an obligation is probable or to reliably estimate the amount of loss, in which case no accrual can be made.
While there is inherent difficulty in predicting the outcome of legal proceedings, based on current knowledge and in consultation with legal counsel, we do not expect the outcome of these matters, individually or in aggregate, to have a material adverse effect on our interim consolidated financial statements. However, the outcome of these matters, individually or in aggregate, may be material to our operating results for a particular reporting period. We regularly assess the adequacy of CIBC’s litigation accruals and make the necessary adjustments to incorporate new information as it becomes available.
The provisions disclosed in Note 23 to the consolidated financial statements included in our 2021 Annual Report included all of CIBC’s accruals for legal matters as at that date, including amounts related to the significant legal proceedings described in that note and to other legal matters.
CIBC considers losses to be reasonably possible when they are neither probable nor remote. It is reasonably possible that CIBC may incur losses in addition to the amounts recorded when the loss accrued is the mid-point of a range of reasonably possible losses, or the potential loss pertains to a matter in which an unfavourable outcome is reasonably possible but not probable.
CIBC believes the estimate of the aggregate range of reasonably possible losses, in excess of the amounts accrued, for its significant legal proceedings, where it is possible to make such an estimate, is from nil to approximately $1.5 billion as at April 30, 2022. This estimated aggregate range of reasonably possible losses is based upon currently available information for those significant proceedings in which CIBC is involved, taking into account CIBC’s best estimate of such losses for those cases for which an estimate can be made. CIBC’s estimate involves significant judgment, given the varying stages of the proceedings and the existence of multiple defendants in many of such proceedings whose share of the liability has yet to be determined. The range does not include potential punitive damages. The matters underlying the estimated range as at April 30, 2022, consist of the significant legal matters disclosed in Note 23 to the consolidated financial statements included in our 2021 Annual Report as updated below.
The matters underlying the estimated range will change from time to time, and actual losses may vary significantly from the current estimate. For certain matters, CIBC does not believe that an estimate can currently be made as many of them are in preliminary stages and certain matters have no specific amount claimed. Consequently, these matters are not included in the range.

7 4	CIBC SECOND QUARTER 2022

The following developments related to our significant legal proceedings occurred since the issuance of our 2021 annual consolidated financial statements:
•
Green v. Canadian Imperial Bank of Commerce, et al.
: In January 2022, the court approved the settlement. Pursuant to the settlement, CIBC has paid the plaintiffs $125 million. This matter is now closed.

•	Fresco v. Canadian Imperial Bank of Commerce : In February 2022, CIBC’s appeal was dismissed. The hearing on aggregate damages, which was scheduled for September 2022, has been adjourned.
•	Credit card class actions – Interchange fees litigation : The settlement was approved by the courts in all five jurisdictions in December 2021. These matters are now closed.
•
Mortgage prepayment class actions
: In February 2022, court approval of the settlement in
Sherry
and
Jordan
was heard in British Columbia and Ontario. In April 2022, the settlement in
Sherry
and
Jordan
received court approval in British Columbia and Ontario.

•	Cerberus Capital Management L.P. v. CIBC : CIBC’s motion for summary judgment was heard in December 2021, and denied. The non-jury trial proceeded in March 2022. The court reserved its decision.
•	Pilon v. Amex Bank of Canada, et al. : In March 2022, the plaintiff’s motion for leave to appeal to the Supreme Court of Canada was dismissed. This matter is now closed.
•	Order Execution Only class actions : The motion for certification in Frayce, which was scheduled for February 2022, has been rescheduled to September 2022.
•	Salko v. CIBC Investor Services Inc. et al : The certification motion was heard in April 2022, and taken under reserve.
Other than the items described above, there are no significant developments in the matters identified in Note 23 to the consolidated financial statements included in our 2021 Annual Report, and no new significant legal proceedings have arisen since the issuance of our 2021 annual consolidated financial statements.

Note 14.    Interest income and expense
The table below provides the consolidated interest income and expense by accounting category
.

	For the three months ended						For the six months ended
$ millions	2022 Apr. 30		2022 Jan. 31		2021 Apr. 30		2022 Apr. 30		2021 Apr. 30
	Interest income	Interest expense	Interest income	Interest expense	Interest income	Interest expense	Interest income	Interest expense	Interest income	Interest expense
Measured at amortized cost (1)	$3,639	$1,003	$3,376	$703	$3,098	$703	$7,015	$1,706	$6,354	$1,517
Debt securities measured at FVOCI (1)	119	n/a	84	n/a	83	n/a	203	n/a	181	n/a
Other (2)	488	155	481	106	392	123	969	261	809	241
Total	$4,246	$1,158	$3,941	$809	$3,573	$826	$8,187	$1,967	$7,344	$1,758
(1)	Interest income for financial instruments that are measured at amortized cost and debt securities that are measured at FVOCI is calculated using the effective interest rate method.
(2)	Includes interest income and expense and dividend income for financial instruments that are mandatorily measured and designated at FVTPL and equity securities designated at FVOCI.
n/a	Not applicable.
Note 15.    Segmented information
CIBC has four SBUs – Canadian Personal and Business Banking, Canadian Commercial Banking and Wealth Management, U.S. Commercial Banking and Wealth Management, and Capital Markets. These SBUs are supported by Corporate and Other.
Canadian Personal and Business Banking provides personal and business clients across Canada with financial advice, services and solutions through banking centres, digital and mobile channels.
Canadian Commercial Banking and Wealth Management provides high-touch, relationship-oriented banking and wealth management services to middle-market companies, entrepreneurs, high-net-worth individuals and families across Canada, as well as asset management services to institutional investors.
U.S. Commercial Banking and Wealth Management provides commercial banking and private wealth services across the U.S., as well as personal and small business banking services in four U.S. Midwestern markets and focuses on middle-market and mid-corporate companies and high-net-worth individuals and families.
Capital Markets provides integrated global markets products and services, investment banking advisory and execution, corporate banking solutions and top-ranked research to our clients around the world. It includes Direct Financial Services which provides a cohesive set of direct banking, direct investing and innovative multi-currency payment solutions for CIBC’s clients.
Corporate and Other includes the following functional groups – Technology, Infrastructure and Innovation, Risk Management, People, Culture and Brand, Finance and Enterprise Strategy, as well as other support groups. The expenses of these functional and support groups are generally allocated to the business lines within the SBUs. The majority of the functional and support costs of CIBC Bank USA are recognized directly in the U.S. Commercial Banking and Wealth Management SBU. Corporate and Other also includes the results of CIBC FirstCaribbean and other strategic investments, as well as other income statement and balance sheet items not directly attributable to the business lines.

CIBC SECOND QUARTER 2022	7 5

$ millions, for the three months ended		Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total
2022	Net interest income (1)	$1,583	$401	$385	$759	$(40)	$3,088
Apr. 30	Non-interest income (2)	560	902	206	557	63	2,288
	Total revenue (1)	2,143	1,303	591	1,316	23	5,376
	Provision for (reversal of) credit losses	273	(4)	55	(14)	(7)	303
	Amortization and impairment (3)	56	–	28	2	170	256
	Other non-interest expenses	1,141	655	292	590	180	2,858
	Income (loss) before income taxes	673	652	216	738	(320)	1,959
	Income taxes (1)	177	172	36	198	(147)	436
	Net income (loss)	$496	$480	$180	$540	$(173)	$1,523
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$–	$5	$5
	Equity shareholders	496	480	180	540	(178)	1,518
	Average assets (4)(5)	$300,799	$83,367	$51,980	$277,686	$168,077	$881,909
2022	Net interest income (1)	$1,587	$377	$389	$793	$(14)	$3,132
Jan. 31	Non-interest income (2)	596	920	220	511	119	2,366
	Total revenue (1)	2,183	1,297	609	1,304	105	5,498
	Provision for (reversal of) credit losses	98	(4)	28	(38)	(9)	75
	Amortization and impairment (3)	52	1	27	1	172	253
	Other non-interest expenses	1,100	672	291	595	112	2,770
	Income (loss) before income taxes	933	628	263	746	(170)	2,400
	Income taxes (1)	246	166	37	203	(121)	531
	Net income (loss)	$687	$462	$226	$543	$(49)	$1,869
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$–	$5	$5
	Equity shareholders	687	462	226	543	(54)	1,864
	Average assets (4)(5)	$292,987	$78,476	$50,274	$282,750	$166,066	$870,553
2021	Net interest income (1)	$1,425	$305	$351	$662	$4	$2,747
Apr. 30	Non-interest income (2)	516	830	181	532	126	2,185
	Total revenue (1)	1,941	1,135	532	1,194	130	4,932
	Provision for (reversal of) credit losses	65	(18)	(12)	(11)	8	32
	Amortization and impairment (3)	53	7	27	3	159	249
	Other non-interest expenses	1,005	601	244	535	122	2,507
	Income (loss) before income taxes	818	545	273	667	(159)	2,144
	Income taxes (1)	215	146	57	172	(97)	493
	Net income (loss)	$603	$399	$216	$495	$(62)	$1,651
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$–	$4	$4
	Equity shareholders	603	399	216	495	(66)	1,647
	Average assets (4)(5)	$266,763	$67,969	$46,364	$250,627	$163,650	$795,373
(1)
Capital Markets net interest income and income taxes includes a taxable equivalent basis (TEB) adjustment of $53 million for the three months ended April 30, 2022 (January 31, 2022: $59 million; April 30, 2021: $51 million) with an equivalent offset in Corporate and Other.

(2)	Includes intersegment revenue, which represents internal sales commissions and revenue allocations under the Product Owner/Customer Segment/Distributor Channel allocation management model.
(3)	Comprises amortization and impairment of buildings, right-of-use assets, furniture, equipment, leasehold improvements, software and other intangible assets.
(4)	Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by management.
(5)	Average balances are calculated as a weighted average of daily closing balances.

$ millions, for the six months ended		Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total
2022	Net interest income (1)	$3,170	$778	$774	$1,552	$(54)	$6,220
Apr. 30	Non-interest income (2)	1,156	1,822	426	1,068	182	4,654
	Total revenue (1)	4,326	2,600	1,200	2,620	128	10,874
	Provision for (reversal of) credit losses	371	(8)	83	(52)	(16)	378
	Amortization and impairment (3)	108	1	55	3	342	509
	Other non-interest expenses	2,241	1,327	583	1,185	292	5,628
	Income (loss) before income taxes	1,606	1,280	479	1,484	(490)	4,359
	Income taxes (1)	423	338	73	401	(268)	967
	Net income (loss)	$1,183	$942	$406	$1,083	$(222)	$3,392
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$–	$10	$10
	Equity shareholders	1,183	942	406	1,083	(232)	3,382
	Average assets (4)(5)	$296,828	$80,881	$51,113	$280,260	$167,055	$876,137
2021	Net interest income (1)	$2,908	$603	$725	$1,344	$6	$5,586
Apr. 30	Non-interest income (2)	1,058	1,620	368	1,024	239	4,309
	Total revenue (1)	3,966	2,223	1,093	2,368	245	9,895
	Provision for (reversal of) credit losses	119	15	33	(6)	18	179
	Amortization and impairment (3)	106	14	55	5	306	486
	Other non-interest expenses	2,038	1,166	496	1,055	241	4,996
	Income (loss) before income taxes	1,703	1,028	509	1,314	(320)	4,234
	Income taxes (1)	448	275	105	326	(196)	958
	Net income (loss)	$1,255	$753	$404	$988	$(124)	$3,276
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$–	$8	$8
	Equity shareholders	1,255	753	404	988	(132)	3,268
	Average assets (4)(5)	$264,109	$66,853	$46,942	$250,521	$169,273	$797,698
(1)
Capital Markets net interest income and income taxes includes a TEB adjustment of $112 million, for the six months ended April 30, 2022 (April 30, 2021: $105 million) with an equivalent offset in Corporate and Other.

(2)	Includes intersegment revenue, which represents internal sales commissions and revenue allocations under the Product Owner/Customer Segment/Distributor Channel allocation management model.
(3)	Comprises amortization and impairment of buildings, right-of-use assets, furniture, equipment, leasehold improvements, software and other intangible assets.
(4)	Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by management.
(5)	Average balances are calculated as a weighted average of daily closing balances.

7 6	CIBC SECOND QUARTER 2022

TO REACH US:
Corporate Secretary:
Shareholders may
e-mail:
corporate.secretary@cibc.com
Investor Relations:
Financial analysts, portfolio managers and other investors requiring financial information may call
416-813-3743,
or
e-mail:
Mailbox.InvestorRelations@cibc.com
Communications and Public Affairs:
Financial, business and trade media may
e-mail:
corpcommmailbox@cibc.com
CIBC Telephone Banking:
As part of our commitment to our clients, information about CIBC products and services is available by calling
1-800-465-2422
toll-free across Canada.
Online Investor Presentations:
Supplementary financial information, Pillar 3 Report and Supplementary regulatory capital disclosure, and a presentation to investors and analysts are available at
www.cibc.com
; About CIBC.
Earnings Conference Call:
CIBC’s second quarter conference call with analysts and investors will take place on Thursday, May 26, 2022 at 7:30 a.m. (ET). The call will be available in English
(416-340-2217,
or toll-free
1-800-806-5484,
passcode 8335491#) and French
(514-392-1587,
or toll-free
1-877-395-0279,
passcode 7008374#). A telephone replay of the conference call will be available in English and French until 11:59 p.m. (ET) June 26, 2022. To access the replay in English, call
905-694-9451
or
1-800-408-3053,
passcode 1725009#. To access the replay in French, call
514-861-2272
or
1-800-408-3053,
passcode 8504384#.
Audio Webcast:
A live audio webcast of CIBC’s second quarter results conference call will take place on Thursday, May 26, 2022 at 7:30 a.m. (ET) in English and French. To access the audio webcast, go to
www.cibc.com
; About CIBC. An archived version of the audio webcast will also be available in English and French following the call on
www.cibc.com
; About CIBC.
Annual Meeting:
CIBC’s next Annual Meeting of Shareholders will be held on April 4, 2023.
Regulatory Capital:
Information on CIBC’s regulatory capital instruments and regulatory capital position may be found at
www.cibc.com
; About CIBC; Investor Relations; Regulatory Capital Instruments.
Bail-in
Debt:
Information on CIBC’s
bail-in
debt and total loss absorbing capacity instruments may be found at
www.cibc.com
; About CIBC; Investor Relations; Debt Information;
Bail-in
Debt.
Nothing in CIBC’s website
www.cibc.com
should be considered incorporated herein by reference
.

DIRECT DIVIDEND DEPOSIT SERVICE
Canadian-resident holders of common shares may have their dividends deposited directly into their account at any financial institution which is a member of Payments Canada. To arrange, please write to TSX Trust Company (Canada), P.O. Box 700 Postal Station B, Montreal, QC H3B 3K3 or
e-mail:
shareholderinquiries@tmx.com.
SHAREHOLDER INVESTMENT PLAN
Registered holders of CIBC common shares wishing to acquire additional common shares may participate in the Shareholder Investment Plan and pay no brokerage commissions or service charges.
For a copy of the offering circular, contact TSX Trust Company (Canada) at
416-682-3860,
toll-free at
1-800-258-0499,
or by
e-mail
at
shareholderinquiries@tmx.com.
PURCHASE PRICE OF COMMON SHARES
UNDER THE
SHAREHOLDER INVESTMENT PLAN

Date	Share purchase option (1)	Dividend reinvestment & stock dividend options (1)

Feb. 1/22	$79.83

Mar. 1/22	$79.83

Apr. 1/22	$78.11

Apr. 28/22		$72.08
(1)	On a post share split basis.

Canadian Imperial Bank of Commerce
Head Office: CIBC Square, Toronto, Ontario, M5J 0E7, Canada
www.cibc.com